As filed with the U.S. Securities and Exchange Commission on February 27, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENDOCEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada		Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2989, de la Promenade

Quebec (Quebec), G1W 2J5

Canada

(418) 652-0197

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Fernand Labrie, Chief Executive Officer

EndoCeutics, Inc.

2989, de la Promenade

Quebec (Quebec), G1W 2J5

Canada

(418) 652-0197

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

J. Russell Bulkeley, Esq. Eaton & Van Winkle LLP 3 Park Avenue New York, New York 10016 Telephone: (212) 779-9910	Donald Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 Telephone: (212) 259-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares, no par value	$75,000,000	$2,302.50

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2007

ENDOCEUTICS, INC.

             Common Shares

This is the initial public offering of our common stock and no public market currently exists for our shares. We expect that the public offering price will be between $             and $             per share.

The Offering	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to EndoCeutics	$	$

We have applied to have our common stock included for quotation on the Nasdaq Global Market under the symbol “ENCX.”

Investing in our common shares involves risks.

See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to an additional              common shares to cover over-allotments, if any. This option may be exercised on or before 30 days after the date of this prospectus.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2007.

First Albany Capital

Oppenheimer & Co.

Stifel Nicolaus

The date of this prospectus is                      , 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. In this prospectus, “Company,” “EndoCeutics,” “we” and “us” refer to EndoCeutics, Inc. unless the context requires otherwise.

Nolvadex®, Evista®, Aromasin®, Arimidex®, Femara® and Faslodex® are the registered trademarks of others.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are organized under the federal laws of Canada, most of our officers and directors reside outside the United States, some of the experts named in this prospectus reside outside the United States, and a substantial portion of our assets and the assets of those officers, directors and experts are or will be located outside of the United States.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you. You should read this entire prospectus carefully before deciding to invest in our common shares.

Unless otherwise indicated, all dollar amounts included herein are recorded in United States dollars. Canadian dollars are expressed as “CAD$.”

Our Business

We are a biopharmaceutical company developing hormone therapies for the treatment and prevention of breast cancer and endocrine-related disorders, especially those affecting postmenopausal women and aging men. We are developing late-stage product candidates for the treatment and prevention of breast cancer and a variety of conditions affecting postmenopausal women. We plan to commence three Phase III clinical trials in the next twelve months. We are also supporting a Phase III clinical trial being conducted in collaboration with an academic research institution evaluating one of our compounds. We anticipate that the net proceeds from this offering will be sufficient to fund two of our product development programs through the completion of currently planned Phase III clinical trials and, if data from these trials are positive, the filing of New Drug Applications, or NDAs, in the United States. Assuming favorable clinical trial results, we anticipate filing an NDA for one of these product candidates in 2008 and for the other in 2009.

We are developing acolbifene, our lead product candidate, for the treatment and prevention of breast cancer. Acolbifene belongs to a class of compounds known as selective estrogen receptor modulators, or SERMs. SERMs inhibit the stimulatory effect that the female sex hormone estrogen has on the growth of breast and uterine cancer. We believe acolbifene is particularly effective in blocking estrogens in both the mammary gland and uterus and offers other advantages over currently marketed breast cancer treatments. Many currently marketed estrogen inhibitors are associated with an increased risk of uterine cancer or bone loss and fractures. We intend to commence in the second half of 2007 a Phase III clinical trial with acolbifene for the treatment of advanced-stage breast cancer in women who have not previously been treated with hormone therapy at the advanced-stage. If data from this trial are positive, we intend to submit an NDA in the United States in 2009 for acolbifene as a first-line therapy for advanced-stage breast cancer. If additional financing is available, we anticipate commencing in the second half of 2008 a Phase III clinical trial treating women with advanced-stage breast cancer who have previously failed current hormone therapy. We also intend to conduct a Phase II study with acolbifene for the prevention of breast cancer. According to Frost & Sullivan, total worldwide sales of products for the treatment of breast cancer were approximately $6 billion in 2005.

Our second product candidate is dehydroepiandrosterone, known as DHEA. DHEA is a naturally occurring compound that is needed for the formation of both estrogens, or female hormones, and androgens, which are male hormones also present in women. We are developing DHEA for medical indications frequently affecting postmenopausal women and aging men. Upon completion of this offering, we will have license rights to nine U.S. patents and one U.S. patent application for the use of DHEA for a variety of indications in cancer and women’s health. We intend to commence in the first half of 2007 a Phase III clinical trial with DHEA for the treatment of vaginal atrophy. If data from this trial is positive, we intend to submit an NDA in the United States in 2008 for DHEA as treatment for vaginal atrophy. This disorder, which affects at least 50% of postmenopausal women, is characterized by vaginal dryness, burning, itching, inflammation, irritation and pain during intercourse, leading to decreased libido and sexual dysfunction. Vaginal atrophy is typically treated with hormone replacement therapies, including estrogen-based therapies. According to Frost & Sullivan, United States sales of hormone replacement therapies for menopausal symptoms were $1.9 billion in 2004. We are also currently supporting a Phase III clinical trial for the use of DHEA in the treatment of loss of libido and sexual dysfunction in postmenopausal women being performed at Monash University in Australia.

We are also developing acolbifene and DHEA in combination as an alternative to traditional hormone replacement therapy, or HRT, to treat a variety of conditions afflicting postmenopausal women. These conditions, which include vaginal atrophy, loss of muscle mass and strength, type II diabetes, obesity, high cholesterol and bone loss, are believed to result from the decrease in both estrogen and androgen secretion associated with menopause and aging. Historically, these conditions have been treated with HRT, which generally uses estrogen replacement products. However, traditional HRT results in unwanted estrogen activity in other areas of the woman’s body, sometimes leading to serious side effects. Two recent studies, the Women’s Health Initiative and the Million Women Study, established that traditional HRT significantly increases a woman’s risk of breast cancer. Traditional HRT also does not compensate for the significant decrease in androgen levels experienced by women beginning in their thirties, which we believe is a cause of additional health problems in postmenopausal women. We believe that this combination therapy, which we call acolbifene + DHEA, will be active only in those tissues in which a therapeutic effect is desired, avoiding the side effects often caused by traditional HRT products. We expect to commence in the second half of 2007 a Phase III clinical trial using acolbifene + DHEA for treatment of vaginal atrophy. Following this trial, and subject to the availability of additional financing, we intend to commence a Phase III uterine safety study in the second half of 2008. If the uterine safety study is successful, we intend to submit an NDA in the United States by 2010 for acolbifene + DHEA as a TS-HRT for treatment of vaginal atrophy. According to Frost & Sullivan, the United States market for HRT was approximately $1.9 billion in 2004.

We plan to use the proceeds from this offering to fund and commence three Phase III clinical trials in the next twelve months. We also plan to seek additional financing to fund two more Phase III clinical trials in the second half of 2008. We are designing each of our Phase III clinical trials to support submissions for regulatory approval of our product candidates in the United States, Europe, Canada and other major markets. We intend to submit to the FDA Investigational New Drug applications, or INDs, for our three planned Phase III clinical trials. Previous clinical trials involving acolbifene were conducted pursuant to INDs filed by Schering in the United States and by the CHUL Research Center in Canada. Assuming the successful completion of these trials, we intend to submit NDAs to the FDA in the United States and make similar submissions in other jurisdictions to obtain marketing approval. We anticipate the expected proceeds from this offering will be sufficient to fund our development of acolbifene and DHEA through our intended submission of NDAs for acolbifene as a first-line therapy for advanced-stage breast cancer and DHEA for treatment of vaginal atrophy and loss of libido. However, this expectation is based on a variety of assumptions, such as concurrence by the FDA with our clinical protocols and favorable data from planned clinical trials. Many of these assumptions are beyond our ability to control. Despite our plans and intentions, our product candidates might not successfully complete the development process on our anticipated timeline, or at all. Our product candidates may never gain the required regulatory approvals in the United States, Europe or any other jurisdiction.

Our pipeline also includes preclinical compounds for the treatment of a variety of endocrine-related disorders, including acne, oily skin, male pattern baldness, prostate cancer and benign prostate enlargement. These product candidates act by blocking the access of androgens to the androgen receptors with an antiandrogen compound. Our pipeline also includes a preclinical-stage selective androgen receptor modulator, or SARM, for the treatment of muscle atrophy and bone loss in aging men and women.

Upon completion of this offering we will hold an exclusive, irrevocable worldwide, royalty-free license to 36 issued patents and 21 pending patent applications in the United States and corresponding issued patents and pending patent applications (including non-United States patents or applications claiming a common priority document as one of the United States patents or applications) in over 38 countries throughout the world relating to our product candidates. When we refer to our proprietary rights in intellectual property, we are referring to our rights under this license.

Our Collaborative Agreement with Schering

The Schering Corporation and Schering-Plough Ltd., or collectively Schering, have an option to manufacture, market and distribute acolbifene for breast cancer treatment and prevention and other indications, alone or in combination with other products. If Schering exercises its option, we will be entitled to reimbursement from Schering for all of our development costs related to acolbifene and to potential future milestone payments and royalties on net sales of that candidate worldwide, except in Canada where we retain marketing rights. There can be no assurance that Schering will exercise its option.

Our Competitive Strengths

We believe that our key competitive strengths include:

•

Significant Drug Development Experience. Dr. Fernand Labrie, our President, Chief Executive Officer and Chief Scientific Officer, has extensive experience developing hormone therapies for the treatment of cancer. In 1977, he discovered that a class of compounds known as GnRH agonists can achieve chemical castration for the treatment of prostate cancer. In addition, he also developed combined androgen blockade, leading to the first treatment for prostate cancer shown to prolong life. These methods of treatment are now the standard of care in hormone therapy for prostate cancer worldwide. We intend to utilize Dr. Labrie’s experience in guiding our development process and collaboration strategy.

•

Three Late-Stage Product Candidates. We are currently developing three late-stage product candidates for the treatment of multiple conditions affecting postmenopausal women. We plan to commence three Phase III clinical trials in the next twelve months using the expected net proceeds from this offering. If we obtain sufficient additional funding, we plan to commence two additional Phase III clinical trials in the second half of 2008. As a result, we believe that we have multiple opportunities to advance one or more of our product candidates to the NDA stage, although there can be no assurance that we will do so. We estimate that the total costs required to conduct the first three Phase III clinical trials, together with supporting the ongoing collaborative Phase III clinical trial with Monash University in Australia, will be approximately $47 million, comprised of approximately $33 million in direct costs and approximately $14 million in related infrastructure and supporting costs. We estimate total costs required to conduct the subsequent two Phase III clinical trials will be approximately $33 million, comprised of approximately $25 million in direct costs and approximately $8 million in related infrastructure and supporting costs. We plan to fund the first four trials with proceeds from this offering and the subsequent two with the proceeds from public or private equity offerings, debt financings and corporate collaboration and licensing arrangements. We may not be able to obtain additional financing.

•

Large Market Opportunities. Our late-stage product candidates target breast cancer, vaginal atrophy and postmenopausal conditions. These are large markets offering significant opportunities for sales of our product candidates if approved for marketing by the FDA. However, our products may not be approved, and if approved, may not be commercially successful.

•

Favorable Compound Profile. We believe that our product candidate acolbifene is the most potent and most tissue-specific blocker of estrogen activity of all known SERMs and has a favorable safety and tolerability profile compared to existing marketed therapies. Existing therapies are associated with an increased risk of uterine cancer or bone loss and fractures. We believe that acolbifene’s combination of potency and favorable safety profile positions it to become the standard of care if approved. We need to be cautious, however, since we have not yet shown in clinical studies that acolbifene is sufficiently safe and effective to support marketing approval.

Our Strategy

We intend to:

•	Focus on acolbifene for breast cancer. Following this offering, we intend to commence a Phase III clinical trial to evaluate acolbifene as a hormone therapy for breast cancer in patients who have never received hormone therapy at the advanced stage of the disease. A second Phase III clinical trial is planned to start in the second half of 2008 in patients who have previously failed hormone therapy, if adequate funding is then available. If data from these trials are positive, we intend to submit NDAs in the United States by 2009 for acolbifene as a first-line therapy for advanced-stage breast cancer and, if additional financing is available, in 2011 for acolbifene for treatment of breast cancer patients who have previously failed other hormone therapy following completion of clinical trials. We also intend to support a collaborative Phase II clinical trial scheduled to commence in the second half of 2007 to evaluate the use of acolbifene in the prevention of breast cancer.

•

Acquire or license additional therapies. We know of additional compounds that would complement our current development pipeline. We may seek to acquire or license complementary product candidates or technologies. We are not currently party to any material acquisition agreements, though, and we may not be able to acquire additional products or technologies.

•

Leverage the services of opinion leaders in cancer, women’s health and aging. Our Board of Directors and Scientific Advisory Board include respected members in the field of cancer research, women’s health, aging and drug development. We will seek to leverage their expertise and relationships to guide our development process and optimize our strategy.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these business risks include:

•	We expect to incur operating losses for the foreseeable future in connection with the continued development of our product candidates, and we may never achieve or maintain profitability;

•

Our success depends largely on the successful further development and commercialization of acolbifene, DHEA, and the two in combination for treating the various diseases and conditions indicated in this prospectus, and we may fail in our development and commercialization efforts;

•

Our clinical trials may not demonstrate sufficient safety and efficacy in humans, which could impair our ability to develop, obtain regulatory approval for, and commercialize acolbifene and our other product candidates;

•

A prior Phase III clinical trial with acolbifene in patients who had failed treatment with tamoxifen was terminated following an interim analysis indicating that acolbifene was unlikely to show superiority to anastrozole (a drug used to treat breast cancer) in this category of advanced-stage cancer patients who had previously failed hormone therapy;

•	We do not intend to commercialize our drug products ourselves, to develop manufacturing capabilities or to maintain a sales force;

•

We currently only have two full-time employees and will have two additional employees under contract, effective upon completion of this offering, and intend to rely on third-party contractors to perform a variety of our operations, including research and development activities, manufacturing, marketing and sale of our products;

•	We are highly dependent upon the continued services of Dr. Fernand Labrie, our President, Chief Executive Officer, Chief Scientific Officer and a member of our board of directors; and

•	We are organized under the laws of Canada, and your rights as a shareholder are different than if we were a U.S. corporation.

Related Party Arrangements

Dr. Labrie has controlling ownership interests in EndoResearch Inc., our parent company and, among other things, the licensor of the intellectual property pertaining to our product candidates. Dr. Labrie also serves in a management position at EndoResearch. Our research arrangement with the CHUL (Le Centre Hospitalier de L’Universite Laval) Research Center, a research facility affiliated with Laval University in Quebec City, Canada, provides for management of the proposed research projects by Dr. Claude Labrie, a head researcher at the CHUL Research Center and the son of Dr. Fernand Labrie of our company.

Our Company Information

We were founded June 20, 2006 as a wholly-owned subsidiary of EndoResearch, a private drug discovery company located in Quebec City, Canada. EndoResearch was founded in 1985 and is controlled by Dr. Fernand Labrie. We were formed by EndoResearch to finance, plan and execute the development of our product candidates. Upon completion of this offering, EndoResearch will own             % of our issued and outstanding common shares.

We will enter into an agreement with EndoResearch effective upon the completion of this offering that includes an irrevocable royalty-free license granting us exclusive worldwide rights to EndoResearch’s patents, patent applications, technology and know-how, to the extent of the research and development programs described in this prospectus. Our proposed agreement with EndoResearch also includes an assignment to us of all of EndoResearch’s rights in its agreements with Schering, as well as rights in certain collaboration research agreements to which EndoResearch is a party.

Our principal executive offices are located at 2989, de la Promenade, Quebec (Quebec), G1W 2J5, Canada, and our telephone number at that address is (418) 652-0197.

The Offering

Common shares we are offering	shares ( shares if the underwriters’ over-allotment option is fully exercised)

Common shares to be outstanding immediately after this offering	shares ( shares if the underwriters’ over-allotment option is fully exercised)

Use of proceeds

We intend to use the net proceeds to pay to EndoResearch the cash portion of the consideration for the transfer to us of rights in our product candidates, to further develop our product candidates, to fund our continuing research and development activities, and for general corporate purposes, including working capital needs. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operations Plan and Funding Requirements.”

Trading Symbol	ENCX

The number of our common shares to be outstanding after this offering is based on              common shares outstanding as of January 31, 2007.

Summary Pro Forma Financial Data

The following summary balance sheet data and statement of operations data are derived from our pro forma financial statements and notes thereto included elsewhere in this prospectus. The summary pro forma financial data set forth below is only a summary and should be read together with the financial statements, the related notes and other financial information and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our company was incorporated under the laws of Canada by EndoResearch on June 20, 2006. We have to date engaged in only limited operations related to this offering. EndoResearch is considered, for accounting purposes, to be our predecessor. In accordance with requirements of the U.S. Securities and Exchange Commission, or SEC, we have included in this prospectus the historical financial statements and notes thereto, and financial data derived therefrom, of EndoResearch. We have also included pro forma financial information derived from historical EndoResearch financial statements, adjusted to, among other things, eliminate assets, liabilities, revenues and expenses other than those historically associated with operations EndoResearch will transfer to us upon the completion of this offering. Because the scope of our operations following this offering will be substantially different from those conducted by EndoResearch as of the dates and for the periods for which financial statements are included in this prospectus, you should not view those financial statements or any financial data derived therefrom, whether historical or pro forma, as predictive of our future financial position or results of operations. A detailed description of our operations plan, and related financial considerations, are set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should read that section of this prospectus carefully.

The financial statements, notes thereto and financial data derived therefrom contained in this prospectus have been prepared in accordance with Canadian GAAP. The notes to the financial statements of EndoResearch and to the balance sheets of our company included in this prospectus include a reconciliation of the significant differences between Canadian GAAP and U.S. GAAP of the net loss, shareholder’s equity and cash flow items in those financial statements. Unless otherwise indicated as Canadian dollars (“CAD $”), all dollar amounts are reported in United States dollars (“$”).

The following summary financial data sets forth:

•

pro forma statement of operations data for the year ended January 31, 2006 and the six months ended July 31, 2006, reflecting only those revenues and expenses historically associated with research and development programs for the product candidates of EndoResearch to be transferred to us upon the completion of this offering, as more specifically described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

•	as adjusted pro forma balance sheet data as of July 31, 2006 giving effect to:

•	the sale of the common shares being offered hereby, assuming a public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses; and

•

our issuance to EndoResearch of              common shares and payment to EndoResearch of $8 million in consideration for the transfer to us of its rights associated with these specific product development programs.

	Year Ended January 31, 2006	Six Months Ended July 31, 2006
	Pro Forma
	(Unaudited) (in thousands)
Statement of Operations Data:
Revenue	$1,456	$0

Costs and expenses:
Research and development	3,271	2,020
Less research and development tax credits	(1,773)	(768)
Patent costs net of reimbursement	327	196
General and administrative	891	279
Depreciation and amortization	162	87

	(2,878)	1,814

Loss from operations	(1,422)	(1,814)
Foreign exchange loss	(13)	(16)

Net loss	$(1,435)	$(1,830)

As of July 31, 2006
Pro Forma As Adjusted
Balance Sheet Data:	(Unaudited) (in thousands)
Cash	$
Total assets(1)
Shareholders’ equity

(1)

Our product candidates have not been approved for marketing, and we generate no revenue from sales of any product. There are no tangible assets associated with the operations of EndoResearch to be transferred to us, and we are not assuming any liabilities of EndoResearch. We are only acquiring those future obligations relating to contracts to be assigned to us.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before you decide to buy any shares. Any of the following risks could cause our business, results of operations and financial condition to suffer materially, causing the market price of our common shares to decline, in which event you may lose part or all of your investment in our common shares.

Risks Related to Our Business

We are an early stage company with no marketed products and substantial losses predicted for the foreseeable future.

We are a newly formed company with no operating history and limited resources. None of the product candidates we are developing have been approved for sale, nor have any of them been shown with a sufficient number of patients to be safe or effective for their intended uses. We have no current revenue, and we are incurring substantial costs in connection with our research and development of new pharmaceuticals, including conducting clinical trials and seeking regulatory approvals, and other business operations. Consequently, we expect to incur significant and increasing losses for the foreseeable future.

The development, commercialization and sale of new pharmaceutical products are subject to inherent risks, including the possibility that any product candidate may:

•	fail to be safe or effective in clinical trials;

•	fail to receive necessary regulatory approvals;

•	be difficult or impossible to produce or manufacture in commercial quantities or otherwise be uneconomical to market;

•	infringe patent or other proprietary rights of third parties; or

•	fail to be marketed effectively, to compete effectively with products marketed by third parties, or generally, to achieve market acceptance.

Because of the numerous risks and uncertainties associated with developing new pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in our common shares. An investor in our common shares must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of products in the pharmaceutical industry. We may never develop any products, and our business may fail.

We will not be able to commercialize our product candidates if our preclinical studies and clinical trials do not demonstrate safety and efficacy.

None of our product candidates have been shown to be safe and effective for their intended uses in the general population. To do so, we must conduct, at our expense, extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. This process is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. You should not assume that the results of the preclinical and clinical trials described in this prospectus predict success for any of our product candidates. Our clinical trials could fail at any stage of testing. For example, in 1999 a Phase III clinical trial of acolbifene, our lead product candidate, was terminated after an interim analysis because it was determined to be statistically impossible for acolbifene to achieve superiority of efficacy in that category of patients where the possibility of a greater positive response is seriously limited.

We may experience numerous unforeseen events during, or as a result of, preclinical and clinical testing that could delay or prevent us from successfully developing, receiving regulatory approval for or commercializing our product candidates, including:

•	regulators or the institutional review boards (IRBs) of clinical sites may not authorize us to commence a clinical trial at a prospective trial site;

•	we may fail to conduct clinical trials in accordance with regulatory requirements;

•	regulators or IRBs may require that we suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	we may not be able to arrange for the participation of enough clinical sites to recruit and treat sufficient patients within the planned time interval;

•	enrollment in our clinical trials may be slower than we anticipate, resulting in significant delays, or participants may drop out of our clinical trials;

•	we may not be able to obtain sufficient supplies, with requisite quality levels, of product candidates or other materials necessary for the conduct of our clinical trials;

•	we might have to suspend or terminate our clinical trials if the participating patients are exposed to unacceptable health risks;

•

the clinical effects of our product candidates on patients may not be the desired effects or may include undesirable side effects, or the product candidates may have other unexpected characteristics; or

•	we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials, or we may abandon projects that we had expected to be promising.

Schering filed an IND with the FDA for its Phase III clinical trial of acolbifene in 1999. Since that time, we have not filed any INDs with the FDA with respect to our product candidates, and the FDA has not reviewed or in any way approved the protocols for our pending or anticipated clinical trials. We intend, however, to seek FDA approval to market our product candidates in the United States. To do so, for each of our product candidates we must file an appropriate IND, discuss our clinical development strategy with the FDA, conduct appropriate clinical trials, assemble clinical, preclinical and other information regarding such product candidate and submit that information to the FDA in the form of an NDA. The FDA can ask us to submit additional information after we have made our initial submission. We intend to commence this process in earnest upon completion of this offering, although we have recently filed with the FDA documents called drug master files, regarding acolbifene. We have not to date conducted clinical trials in the United States because of our limited financial resources and the relative cost-efficiency of conducting drug development outside of the United States, either directly or through collaboration partners. Our failure to have filed INDs or discussed trial protocols with the FDA could result in delays in the development of our product candidates.

Our product development costs will also increase if we experience delays in testing or obtaining approvals. We do not know whether anticipated clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

We are supporting one ongoing collaborative Phase III clinical trial and plan to commence five additional Phase III clinical trials over the next two years. The timely commencement, continuation and completion of these clinical trials are uncertain. We may fail to commence or complete some or all of these Phase III clinical trials.

Each of our late-stage product candidates—acolbifene, DHEA and our combination therapy of acolbifene + DHEA—is either in or is scheduled to commence Phase III clinical trials for the treatment and prevention of breast cancer and various conditions affecting post-menopausal women.

Conducting a Phase III clinical trial is a complex undertaking, requiring that, among other things, we:

•	reach agreement with the FDA and regulatory agencies in other countries on the design of the trial;

•	select a third-party contract research organization and negotiate a contract to oversee conduct of the trial;

•	negotiate clinical trial agreements with each participating hospital or other healthcare facility;

•	obtain the approval of the institutional review board, or IRB, of each participating clinical site; and

•	obtain necessary quantities of drug for use in the trial.

We have not completed any of these steps with respect to the clinical trials that we expect to commence in 2007. In particular, we have not filed an IND with the FDA for any clinical trial and have not had so-called “end of Phase II” or other discussions with the FDA regarding our Phase III clinical trial programs or strategies. We do not know, therefore, whether the results of these Phase III trials will be viewed as supporting an NDA, the approval of which is needed in the U.S. to market our products.

We estimate that the total costs required for our six planned clinical trials will be approximately:

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$47 million for the three clinical trials we plan to commence in 2007 and the ongoing collaborative clinical trial, comprised of approximately $33 million in direct costs and approximately $14 million in related infrastructure and supporting costs; and

•	$33 million for the two trials planned for 2008, comprised of approximately $25 million in direct costs and approximately $8 million in related infrastructure and supporting costs.

We plan to fund the first four Phase III clinical trials with the proceeds from this offering and the other two with the proceeds from subsequent public or private equity offerings, debt financings and corporate collaboration and licensing arrangements. We may not be able to obtain additional financing.

Planning and starting these trials as we have predicted will be challenging, and the opportunity for problems and delays is significant, especially since we will rely in large part on third-party contractors to conduct the trials. These Phase III clinical trials may not commence or proceed as we plan.

Because we rely substantially on third-party relationships to conduct our clinical trials and perform other functions, we may incur additional costs and delays that prevent us from successfully commercializing our product candidates at the predicted time.

We currently have only one employee, and upon completion of this offering we will have four employees. We rely almost entirely on third-party research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials and perform other scientific and clinical functions for us. We do not control these organizations, and our development programs would be delayed if these parties do not perform their obligations in a timely fashion. For example, clinical trials designed and/or supported by us are ongoing or scheduled to start at the University of Kansas Medical Center and Monash University Alfred Hospital in Australia. In each of these studies, the research facility employs its own clinical researchers, investigators, equipment and know-how. We plan to enter into contracts with commercial contract research organizations to conduct other clinical trials. We also have a research agreement with the CHUL Research Center to conduct for us scientific research and experimental work from time to time in the development of drugs in endocrine-related cancer and other diseases affecting women’s health.

Our clinical trials may be delayed, suspended or terminated if:

•	these third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines;

•	these third parties need to be replaced; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons.

If our product development timelines fall short of our forecasts or market expectations, our stock price may decline.

Periodically, we forecast the timing of various clinical, regulatory and other product development accomplishments. We include in this prospectus numerous forecasts regarding, among other things, the commencement or completion of clinical trials, the submission of regulatory filings and the adequacy of the proceeds from this offering to fund certain of our product development programs. All of these forecasts are based on a variety of assumptions, most of which are beyond our ability to control. Actual results are likely to vary relative to our forecasts, and in many cases could vary dramatically. If we do not achieve these forecasts as publicly announced, the commercialization of our product candidates may be delayed and our share price may decline.

If we fail to obtain approval from the FDA and other regulatory agencies for any of our product candidates, then we will never generate any revenue from our products.

Before any of our products is commercialized, we must obtain marketing approval from the FDA as well as Canadian and other foreign regulatory bodies. The regulatory approval process typically takes years and is expensive. Despite the time and expense exerted, approval is never guaranteed.

The FDA can delay, limit or deny approval of any of our product candidates for many reasons, including:

•	the FDA may not conclude that the product candidate is safe and effective;

•	FDA officials may interpret data from preclinical testing and clinical trials in different ways than we and our collaborators interpret it;

•	the FDA might not approve of the manufacturing processes, or the processes or facilities of our collaborators; or

•	the FDA may change its approval policies or adopt new regulations.

While we have an aggressive Phase III clinical trial strategy for our lead compounds, we do not currently have any IND on file with the FDA, and we have had no discussions with the FDA as to the adequacy of our Phase III clinical trials as support for marketing approval of our product candidates for any indication. The FDA may not accept data from these trials as support for an NDA, or it may require us to conduct additional clinical or preclinical studies.

Currently, we are supporting a Phase III clinical trial with DHEA for treatment of loss of libido and sexual dysfunction at the Monash University Alfred Hospital in Australia. The Monash University Alfred Hospital employs its own clinical researchers, investigators, equipment and know-how to conduct this trial, and this trial is not subject in any respect to the FDA’s oversight. We believe that this trial is being conducted in a manner consistent with the FDA’s regulatory requirements such as Good Clinical Practice Guidelines. If we submit an NDA to the FDA based on this trial, we will be required to provide evidence in an NDA addressing the applicability of the foreign data to the U.S. population. We may be required to conduct further testing in a U.S. patient population to supplement the data from our Australian trial. Alternatively, the FDA could require us to conduct all new testing in the U.S. prior to approval of an NDA.

In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA.

Even if we receive FDA and other regulatory approvals, our product candidates may later exhibit adverse effects. These adverse effects may result in product recalls or withdrawals from the market and, in certain cases, civil or criminal penalties. Adverse effects discovered after market approval has been granted could also result in additional marketing limitations being imposed. The FDA can also limit the indications for which we can market our drug candidates. A “narrow labeling” could render the drug commercially unprofitable.

If we fail to obtain regulatory approval for our current or future product candidates, our products may never be commercially marketable and therefore we may not be able to generate product revenue or be profitable.

Our ability to obtain supplies of our product candidates may be compromised because we depend on third parties to manufacture our product candidates.

We have no manufacturing facilities and no experience in the commercial manufacturing of pharmaceutical products. Instead, we rely on contract manufacturers to produce our product candidates. Our reliance on contract manufacturers involves numerous risks including the following:

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Contract manufacturers may encounter difficulties in achieving volume production, quality control and quality assurance, and also may experience shortages in qualified personnel and difficulties in obtaining active ingredients for our products.

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Contract manufacturers are subject to ongoing periodic, unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with FDA-mandated current good manufacturing practices, or cGMPs, and other governmental regulations and corresponding foreign standards. Other than by contract, we do not have control over compliance by our contract manufacturers with these regulations and standards.

•	Contract manufacturers may breach our agreements with them or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us.

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Contract manufacturers may need to be replaced, and we may be unable to locate acceptable replacements on a timely basis. New contract manufacturers would require advance approval of the FDA and corresponding foreign regulatory agencies. This would involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards, which may cause significant delays in our clinical trials or product commercialization.

•	Our products may be too difficult or expensive to manufacture on a large scale in a commercially viable manner.

If any of our contract manufacturers fail to comply with applicable regulations, including those relating to cGMPs:

•	we may experience significant delays in our clinical trials or in obtaining regulatory approval of our product candidates;

•	our development programs and, ultimately, our ability to market our products could be seriously jeopardized;

•	we may be subject to sanctions such as fines, injunctions or civil penalties;

•	we may be subject to operating restrictions and criminal prosecutions;

•	the government could deny pre-market approval of our drugs;

•	any of our product approvals could be suspended or withdrawn; or

•	any of our product candidates could be seized or recalled.

If we are not able to maintain our existing manufacturing relationships or establish and maintain additional manufacturing relationships, our development programs would be seriously impaired.

We have no sales, marketing or distribution capabilities. To commercialize our product candidates, we will likely depend on Schering or some other third party. Our dependence on third parties may adversely affect our ability to generate revenue.

Schering holds an option to manufacture, market and distribute acolbifene for the treatment and prevention of breast cancer and other indications. The exercise of the option must be made by Schering on or before the ninetieth day after delivery by us to Schering of the final Phase III clinical trial data required to support an NDA for acolbifene in the United States with respect to the particular indication for which the option is being exercised. We believe, although Schering has not confirmed, that either of our planned Phase III clinical trials for acolbifene in the treatment of breast cancer would be, upon satisfying established clinical end points for safety and efficacy, sufficient to trigger Schering’s ninety-day option right.

If Schering exercises its option, we would be entirely dependent on Schering’s skills and efforts for the commercialization of acolbifene for all markets outside of Canada. We would have no meaningful influence over the decisions and priorities of Schering. Schering’s priorities concerning acolbifene may be wholly inconsistent with ours. Schering may not devote sufficient resources to commercialize acolbifene. Disputes with Schering may arise concerning our arrangement, thereby wasting time and resources and otherwise adversely affecting our research, development and commercialization efforts.

Alternatively, if Schering elects not to exercise its option, we would need to either collaborate with other commercialization partners or invest substantial time and resources in establishing commercialization capabilities of our own. Both of these alternatives present substantial risks, and we may not be able to do either. Collaborating with other commercialization partners would require us to locate and establish collaborations with partners, which can be difficult, time consuming and expensive. The search for an acceptable collaborator may severely delay or impede the commercialization of acolbifene. Even if we successfully enter into alternative collaborative arrangements to commercialize our product candidates, these arrangements would subject us to the same risks as those described above with regard to Schering. We would likely have no meaningful control over our third-party collaborators. Their decisions and priorities concerning our product candidates may be contrary to ours. Disputes may arise with our third-party collaborators, which may negatively impact the commercialization of our product candidates or require us to seek other commercialization arrangements.

If we choose to commercialize any of our products on our own, we may fail to do so with any meaningful degree of success. We have no experience commercializing pharmaceutical products and no sales or marketing infrastructure. Creating commercialization capabilities of our own will be very time consuming and expensive.

As a result of these uncertainties, our ability to generate revenue and profits from our product candidates is uncertain.

Even if our products are commercialized, they might not gain acceptance among physicians, patients and the medical community, thereby limiting sales.

Should our product candidates be approved for commercial sale by the FDA or other regulatory authorities, our success will depend upon our products being accepted in the market. The degree of market acceptance of any approved product candidates by physicians, healthcare professionals and third-party payors will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	prevalence and severity of any adverse side effects;

•	relative convenience and ease of administration;

•	availability and advantages of alternative treatments;

•	effectiveness of our or our collaborators’ sales, marketing and distribution efforts and strategies;

•	pricing and cost effectiveness; and

•	our ability to obtain sufficient insurance coverage or reimbursement.

If our product candidates fail to gain market acceptance, our ability to generate revenue would be impaired, which could have a material adverse effect on our future business, financial condition and operations.

If we or our commercialization partners fail to obtain adequate reimbursement for our products, then the ability to market our products and generate revenues will be severely limited.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. The ability to successfully commercialize our product candidates in both domestic and foreign markets will depend on our ability or that of our commercialization partners to arrange for adequate levels of reimbursement by third-party payors such as Medicare, Medicaid and other government health programs, insurers and managed care programs. Third-party payors increasingly seek to contain healthcare costs by limiting both coverage and the level of reimbursement of pharmaceutical products. For example, federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals, including any we develop. Cost-control initiatives could decrease the price that we, or our collaborators, would receive for products developed from our product candidates and affect commercialization of any products we may develop. If third parties fail to provide adequate reimbursement for any products developed from our product candidates, consumers and doctors may choose not to use them and we may not realize an acceptable return on our investment in product development.

Competition in the pharmaceutical industry is intense, and we may not be able to compete effectively.

Competition in the pharmaceutical industry is intense. This industry is characterized by innovation, new science and new technology, which could render our product candidates obsolete. We face competition from numerous pharmaceutical companies, academic and research institutions, and governmental agencies, both in the United States and abroad, engaged in the research, development and commercialization of hormone therapies. Our competitors have products or are pursuing the development of products that target the same diseases and conditions that are the focus of our product development efforts. For example, our lead product candidate, acolbifene, would compete with existing product and product candidates for the treatment of breast cancer, such as tamoxifen (until recently, marketed as Nolvedex by AstraZeneca) and raloxifene, which products act by blocking the stimulatory effects of the sex hormone estrogen in the growth of cancer cells. Tamoxifen is the only existing selective estrogen receptor modulator, or SERM, currently approved for the treatment and prevention of breast cancer. Raloxifene is marketed as Evista by Eli Lilly for the treatment of osteoporosis but is currently undergoing testing in comparison with tamoxifen for the prevention of breast cancer. Other potential competitors include non-SERMs known as aromatase inhibitors, which act by inhibiting the production of estrogen. Products and product candidates in this group include exemestane (marketed by Pfizer as Aromasin), anastrozole (marketed by AstraZeneca as Arimidex) and letrozole (marketed by Novartis as Femara). Fulvestrant, an antiestrogen marketed by AstraZeneca as Faslodex, has also been shown to inhibit estrogen activity. We expect that competition from other pharmaceutical companies, universities and public and private research institutions will only increase in light of recent studies indicating an increased risk of breast cancer following the use of traditional hormone replacement therapy.

Our competitors may:

•	adapt more quickly to new technologies and scientific advances;

•	initiate or withstand substantial price competition more successfully than we can;

•	market products that are more effective, safer, more easily administered or less expensive than our product candidates;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	obtain more advantageous third-party manufacturing and distribution arrangements;

•	negotiate licenses and collaboration agreements more advantageous than those we negotiate;

•	take advantage of acquisition or other opportunities more readily than we;

•	commercialize competing products before any products developed from our product candidates are marketed; and

•	develop alternative therapies that could limit the market for any drugs that we may develop.

Many of our competitors have substantially greater capital, research and development resources and sales and marketing capabilities than we do. Other companies also may prove to be significant competitors, particularly through research discoveries and collaboration arrangements with large and established pharmaceutical companies. We may not have the financial resources and technical expertise to compete successfully. Our failure to compete effectively could have a material adverse effect on our business.

Our operations involve biological and hazardous materials that may cause injury for which we could be liable for damages.

Our research and development activities will sometimes involve the controlled use and disposal of potentially harmful biological materials, hazardous materials, chemicals and infectious disease agents. Although we believe that our safety procedures for handling, storing and disposing of such materials comply with the standards prescribed by applicable regulations, we cannot completely eliminate the risk of contamination or injury from these materials. We also contract with third parties for the disposal of some of these materials. In addition, our collaborators and service providers may be working with these types of materials in connection with our collaborations. In the event of an accident or contamination, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these materials and could be held liable for significant damages, civil penalties or fines, which may not be covered by or may exceed our insurance coverage. Our insurance for these types of events currently consists of up to CAD $1 million in annual coverage through EndoResearch’s insurance policy. We plan, however, to obtain upon completion of this offering our own product liability insurance in such amounts as we deem appropriate in the countries in which the clinical trials are to be performed. Until such time as we obtain our own insurance policy, claims made by EndoResearch against this maximum would decrease our potential coverage.

Additionally, we are subject to a variety of laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of continued compliance with current or new laws and regulations might be significant and could negatively affect our profitability, and current or future environmental regulation may impair our research, development or manufacturing efforts.

We are exposed to product liability risks that could cause us to incur significant costs or cease the sale of our products.

Our business exposes us to potential liability risks that arise from the clinical testing of our product candidates and, ultimately, the manufacture and sale of products by our commercialization partners. Claimants have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Currently, claims for product liability are covered under EndoResearch’s insurance policy, which has a limit on coverage of CAD $1,000,000. We plan, however, to obtain upon completion of this offering our own product liability insurance in such amounts as we deem appropriate in the countries in which the clinical trials are to be performed. Until such time as we obtain our own insurance policy, claims made by EndoResearch against this maximum would decrease our potential coverage. We may be held liable for, or incur significant costs related to, liability claims if any of our products cause or are alleged to cause injury. Although we maintain insurance coverage for our clinical trials, our insurers may not pay under the policy, or this coverage may not be sufficient to cover losses we incur. If we seek additional insurance coverage, it may not be available to us on commercially reasonable terms or at all. Moreover, if we market a product, we may not be able to obtain commercial product liability insurance on reasonable terms or at all.

A claim against us with respect to uninsured liabilities or in excess of insurance coverage could result in:

•	substantial litigation costs;

•	significant awards against us;

•	withdrawal of clinical trial participants;

•	recall of any of our products; and

•	injury to our reputation.

Even if we succeed in defending against any claim, we will be compelled to devote significant time, money and other resources to those matters. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain our chief executive officer and chief scientific officer, we may not be able to successfully develop and commercialize our products.

We are highly dependent on Dr. Labrie, our President, Chief Executive Officer, Chief Scientific Officer and a director. The loss of his services would have a material adverse effect on achieving our product development and commercialization objectives. We have entered into an employment agreement with Dr. Labrie, having an indefinite term. However, Dr. Labrie’s continued service with our company is not ensured. In addition, although Dr. Labrie has agreed to devote substantially all of his business time, energy and skills to our company’s affairs, from time to time he may have to devote time and attention to personal and professional commitments other than his role in our company, provided these activities do not interfere with the performance of his duties to our company. Dr. Labrie currently serves as the chief executive officer of EndoResearch and the Director of Research at the CHUL Research Center. Dr. Labrie has informed us that he plans to devote less than 10 hours per week on average to EndoResearch and the CHUL Research Center following the completion of this offering.

We will be subject to extensive ongoing regulation in connection with the marketing of any products, which could delay the development and commercialization of our products.

The pharmaceutical industry is subject to rigorous ongoing regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Foreign jurisdictions provide for extensive, ongoing post-approval regulation not unlike the FDA. Regulatory compliance in the United States and abroad is very expensive and time consuming.

The FDA and other regulatory agencies in the United States and abroad may impose significant restrictions on the indicated uses, conditions for use, labeling, storing, recordkeeping, advertising, promotion, distribution and/or marketing of our product candidates. These limitations and other requirements may limit the size of the market for any product or result in the incurrence of additional costs and delays. Regulatory agencies may also require that post-approval studies, including additional research and development and clinical trials, be undertaken. Facilities manufacturing our products will also be subject to periodic inspection by the FDA and other regulatory authorities. If contract manufacturers fail to meet regulatory standards or to remedy any deficiencies, the FDA or other regulatory authorities could mandate corrective action, including the interruption or prevention of marketing, closure of these manufacturing facilities and imposition of fines or penalties. Regulatory authorities also will require post-marketing surveillance to monitor and report to the FDA potential adverse effects of our products or product candidates. Congress or the FDA in specific situations can modify the regulatory process.

In addition, the FDA’s policies may change, and additional government regulations may be enacted. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our products, and our business could suffer. The FDA has the authority to revoke drug approvals previously granted and remove from the market previously approved products for various reasons, including issues related to current good manufacturing practices. We or our third-party collaborators may be subject from time to time to product recalls initiated by us or by the FDA. Delays in obtaining regulatory approvals, the revocation of a prior approval, or product recalls could impose significant costs on us and adversely affect our ability to generate revenue.

Our inability to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, consent decrees restricting or suspending our manufacturing operations, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales and criminal prosecution. Any of these or other regulatory actions could materially adversely affect our financial condition and our ability to generate revenue.

If Schering exercises its option under our arrangement, then Schering would be responsible for FDA compliance of acolbifene. Schering may fail to comply with FDA regulations, which would adversely impact the development and commercialization of acolbifene. We may face this same risk with our other commercialization partners and for our other product candidates.

Recently enacted federal legislation will increase the pressure to reduce prices of prescription drugs reimbursed by the Medicare program, which could limit our ability to generate revenue.

At the beginning of 2006, United States federal legislation providing a partial prescription drug benefit for Medicare recipients became effective. To obtain payments under this program, we will be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations will negotiate prices for our products, which are likely to be lower than those we might otherwise obtain.

Recently proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could force us to lower the expected prices at which we would sell our products and impair our ability to derive revenue from these products.

Legislation has been introduced in the United States Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States. This could include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could lead to a decrease in the price we would receive for any approved products, which, in turn, could impair our ability to generate revenue. Alternatively, in response to legislation such as this, we might elect not to market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales.

Foreign governments tend to impose strict price controls, which may limit our ability to generate revenue outside the United States.

In the European Union and some other foreign countries, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we and/or our collaborative partners may be required to conduct additional clinical trials that compare the cost-effectiveness of our products to other available therapies. If reimbursement of our products is unavailable in particular countries or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenue in these countries will be compromised.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability, and the ability of our parent, EndoResearch Inc., and of Schering by reason of collaborative arrangements we have with these parties, to obtain, maintain and protect in the United States and other countries patents and other intellectual property rights relating to our technology and products. Under our agreement, EndoResearch is responsible for maintaining the patents licensed thereunder, the costs of which (net of any obligation of Schering to reimburse under its collaborative agreement) we are obligated to reimburse to EndoResearch. We are responsible under the agreement for enforcing the patents against infringers, including the payment of any required legal costs and fees. The patent situation in the pharmaceutical industry generally is highly uncertain and involves complex legal and scientific questions. Issuance of a patent is not conclusive as to its validity. The patents to which we have licensed rights can be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Until our licensed patents are interpreted by a court, either because we have sought to enforce them against a competitor or because a competitor has preemptively challenged them, we will not know the breadth of protection that they will afford us. We may not be able to obtain additional rights to patents relating to our technology or products. Our licensed patent rights may not be sufficiently broad to prevent others from practicing our technologies or marketing competing products. Third parties may intentionally “design around” our patent rights so as to compete with us without infringing. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Pending patent applications may never issue as granted patents, or may issue with claims that are not sufficiently broad to prevent others from practicing our technology or marketing competing products.

We do not hold, through license or otherwise, composition of matter patents regarding DHEA, which is a compound in the public domain. Although we have a license from EndoResearch to patents and patent applications directed to defined uses of DHEA for defined indications, method of use patents do not afford the same level of protection as composition of matter patents. As such, our method of use patent protection may not prevent consumers from attempting, regardless of differing methods of application, the off-label use of generic DHEA compounds available over-the-counter for those indications covered by our product candidates.

Our licensed patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

As a result of the foregoing factors, we cannot be certain how much protection from competition patent rights will provide us.

Our business would be significantly harmed if our license from EndoResearch is terminated or EndoResearch is unable to perform.

Upon completion of this offering, we will not own outright any patents or patent applications. All of our rights in the patents and technology necessary to conduct the development of our product candidates, together with our collaborative arrangement with Schering to commercialize acolbifene, are licensed or assigned to us under our principal agreement with EndoResearch. Our business operations depend on our continued access under this agreement to these licensed and assigned rights. The termination of this agreement for any reason may deny us this access and preclude our use of the product candidates and pipeline compounds that constitute our business operations.

By its terms, the principal agreement may be terminated by EndoResearch in the event that, absent its authorization, we assign any of our rights under the agreement. In addition, EndoResearch may terminate the agreement in the event that we, either acting alone or through third parties, fail to perform our obligations under our assigned arrangement with Schering, including, among other obligations, the planning, design and performance of the Phase III clinical trials, toxicology studies and other development activities needed to support new drug application(s) for acolbifene. We also may be denied access to the licensed rights if EndoResearch becomes unable to perform under our principal agreement with it, for whatever reason, including as a result of the assignment of a substantial portion of its assets for the benefit of creditors or its bankruptcy.

Neither EndoResearch, as a shareholder of our company, nor Dr. Fernand Labrie bears the same risk of loss as other holders of our common shares in the event the principal agreement with EndoResearch is terminated. Termination would result in substantial harm to our financial condition, business operations and prospects. EndoResearch and Dr. Labrie, however, may benefit from a termination and the subsequent return of our licensed and assigned rights to EndoResearch.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it could adversely affect our business.

Our research, development and commercialization efforts may infringe or be claimed to infringe the patents of other parties. The pharmaceutical industry is a patent intensive industry. Third parties may own or control patents in the United States and abroad. We may infringe the patents that we are aware of because we misinterpret the scope of a patent. We may also infringe patents of others because we are unaware of their existence. Third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. In the United States a patent owner is entitled to treble damages if a third party willfully infringes its patents. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from third parties and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There is a significant amount of expensive patent litigation in our industry.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of such litigation or proceedings because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Risks Related to Affiliated Parties and Conflicts of Interest

Conflicts of interest exist between us and EndoResearch or other third parties, and these conflicts might ultimately be resolved in a manner unfavorable to us.

Our President, Chief Executive Officer, Chief Scientific Officer and a director, Dr. Fernand Labrie, individually and together with one or more entities controlled by him, has a controlling ownership interest in EndoResearch. Dr. Labrie is also the Chief Executive Officer and sole director of EndoResearch. The CHUL Research Center located in Quebec City, with which we are negotiating a research agreement, also involves related parties. The Laboratory of Molecular Endocrinology and Oncology operated in association with the Centre Hospitalier Universitaire de Quebec is one of the research units of the CHUL Research Center and employs Dr. Claude Labrie, the son of Dr. Fernand Labrie, as the proposed head researcher for the projects under our research agreement. Dr. Fernand Labrie is director of research of the CHUL Research Center, a head researcher at the laboratory, and a full professor of the Faculty of Medicine at Laval University, with which the Centre Hospitalier Universitaire de Quebec is affiliated.

These affiliations give rise to conflicts of interest when faced with a decision that could favor the interests of one affiliated company over another. In addition, conflicts of interest may arise with respect to existing or possible future commercial arrangements between us and each of EndoResearch and the CHUL Research Center in which the terms and conditions of the arrangements are subject to negotiation or dispute. For example, conflicts of interest could arise over matters such as:

•	disputes over the cost or quality of the clinical research services to be provided to us by the CHUL Research Center with respect to our product candidates;

•	decisions by the CHUL Research Center concerning priority of clinical services to be performed for us or for EndoResearch;

•	decisions whether to perform internally or to engage the CHUL Research Center or EndoResearch in the future to perform clinical services or to supply compounds (acolbifene or otherwise), respectively;

•	decisions as to which particular compounds to commit sufficient development efforts in order to retain the related commercial rights; or

•	business opportunities unrelated to acolbifene that may be attractive both to us and to EndoResearch.

Dr. Labrie’s interests are not necessarily aligned with other holders of our common shares because of his affiliation with EndoResearch. This affiliation gives rise to conflicts of interest when faced with a decision that would favor the interests of Dr. Labrie, the CHUL Research Center and/or EndoResearch over ours. For example, while termination of our principal agreement with EndoResearch would result in substantial harm to our financial condition, business operations and prospects, Dr. Labrie could benefit from the subsequent return of our licensed and assigned rights under the agreement with EndoResearch

According to the Canada Business Corporations Act, the law of our incorporation, a director or officer is required to promptly disclose to us the nature and interest he has in a material contract or material transaction with us. If any of our officers or directors desires to take advantage of an opportunity that otherwise may be appropriate for us or has an interest in a material contract or transaction with us, our by-laws provide that such officer and director, at the request of the chairperson or a director, shall leave the meeting while the board discusses and votes on the business opportunity. In the event of a conflict involving Dr. Labrie, he would be required to fully disclose his interest, would be precluded from voting on the matter and would be required to leave the meeting. The directors who are not interested in the matter would then have to decide the matter in light of their fiduciary obligations to our company. Even in the event these procedures are followed, we cannot assure you that conflicts of interests among us, our officers and directors, and such other conflicts will not have an adverse effect on our business.

Under the Canada Business Corporations Act, every director and officer of a corporation, in exercising their powers and discharging their duties, is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, under the Quebec Civil Code, directors are obligated in the performance of their duties to act with prudence, diligence, honesty and loyalty in the interest of the Company.

Where a director fails to promptly and accurately disclose the facts giving rise to a conflict of interest in a transaction with a company, a court in the Province of Quebec, on the application of the company, may, among other measures, annul the transaction or order the director to render account and remit to the company the profit or benefit realized by the director. The action may be brought only within one year after knowledge is gained of the transaction.

We may be adversely impacted by the acts or omissions of EndoResearch.

Our business operations represent a portion of the research and development operations conducted in the past by EndoResearch. In connection with these operations, EndoResearch has entered into numerous agreements and incurred various obligations, including third-party research contracts and collaboration agreements with Schering to commercialize acolbifene. At the completion of this offering, and pursuant to an agreement with EndoResearch, EndoResearch will transfer these operations to us through the grant of license rights, contract assignments and otherwise. To the extent that EndoResearch fails, has failed or is unable or unwilling to satisfy its obligations to third parties or government regulators, we may be adversely impacted. Additionally, EndoResearch’s actions or omissions may give rise to disputes and claims that may substantially harm us because of:

•	our rights in the licensed product candidates and contractual arrangements associated with these product development programs as transferred to us by EndoResearch;

•	our subsidiary relationship with EndoResearch; or

•	our relationship with Dr. Fernand Labrie.

Although our proposed agreement with EndoResearch provides for us not to assume any obligations of EndoResearch and for EndoResearch to indemnify us against any liabilities caused by the prior or certain future acts or omissions of EndoResearch, we could still be subjected to potential claims. Even if we are not liable, we would still incur expense and devote significant time and resources to defend against any claims brought against us. Moreover, EndoResearch may not have the financial resources to satisfy any indemnification claims we may make against it in the future. A finding against us or EndoResearch could have a material adverse impact on our business, financial conditions and operations.

Dr. Labrie, through our majority shareholder EndoResearch, will control our company after this offering.

Upon completing this offering, Dr. Labrie will continue as our President, Chief Executive Officer, Chief Scientific Officer and a member of our board of directors. He will beneficially own, directly or indirectly through EndoResearch and other affiliated parties, a majority of our outstanding common shares. As a result, Dr. Labrie, acting through EndoResearch will be able to control the outcome of most, if not all, matters put to a vote by our shareholders. This control would include the election of directors, amendments to our certificate of incorporation and mergers and/or other business combinations. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. This could also serve to entrench our board of directors and management. Moreover, in Dr. Labrie’s individual capacity, he will be able to greatly influence our governance, strategies, operations and other affairs.

Risks Related to Our Financial Performance and Operations

If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize our drug candidates, threatening our long-term viability.

As described in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere, we will need substantial additional funding to achieve our product development objectives. We may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	progress in, and the costs of, our clinical trials and other research and development programs;

•	difficulties in our clinical studies, which would prompt us to change our product development plans;

•	unforeseen developments or opportunities during our preclinical activities and clinical trials;

•	unanticipated expenditures in research and development;

•	whether Schering exercises its option to commercialize acolbifene;

•	failure to develop other strategic marketing alliances;

•	the timing, willingness and success of our collaborators to commercialize our products that would result in milestone payments and in royalties;

•	unforeseen problems with our third-party manufacturers for product candidates used in clinical trials;

•	costs of recruiting and retaining qualified personnel;

•	delays in the timing of receipt of required regulatory approvals;

•	failure to comply with regulatory guidelines;

•	enactment of new legislation or administrative regulations;

•	costs of filing, prosecuting, maintaining, defending and enforcing intellectual property rights;

•	degree of market acceptance of any approved products;

•	unforeseen changes in healthcare reimbursement; and

•	the need to respond to developments.

Until such time, if ever, as we can generate substantial and recurring revenue, we expect to finance our cash needs through public or private equity offerings, debt financings and corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities, then our shareholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, then it may be necessary to relinquish valuable rights to our technologies, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Should adequate funds not be available or not be available on acceptable terms, our ability to fund our operations, develop products or otherwise respond to competitive pressures could be significantly delayed or limited and we may need to downsize or halt our operations.

Our financial results may fluctuate from quarter to quarter, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our interim operating results can be expected to fluctuate now and in the foreseeable future. Some of the factors that could cause our operating results to fluctuate from period to period include:

•	the status of development of acolbifene, DHEA and acolbifene + DHEA and of our other product candidates;

•	the rate of expansion of our clinical development and other internal research and development efforts;

•	clinical expenses that could fluctuate significantly from period to period;

•	whether Schering exercises its option to commercialize acolbifene;

•	the initiation, termination or reduction in the scope of our collaborations during these periods or any disputes regarding these collaborations;

•	whether we receive revenue by achieving specified milestones under any agreements or otherwise receive potential payments under our agreements with commercialization partners;

•	the timing of our satisfaction of applicable regulatory requirements;

•	the effect of competing technologies, products and market developments;

•	general and industry specific economic conditions; and

•	the need for additional clinical trials in order to meet requirements for approval.

Comparisons of our interim financial results should not be relied upon as an indication of our future performance.

We will incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance requirements.

Neither we nor EndoResearch has previously operated as a public company. The obligations of being a public company, including substantial public reporting and auditing obligations under U.S. federal securities laws and regulations, will require significant expenditures, personnel and management attention.

Because we are a small company with limited resources, we will need to expand our staff after becoming a public company. We may encounter difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced personnel.

Because we are a Canadian company, our management will be obligated to incur the added time and expense required to reconcile with U.S. GAAP our operating results and other financial statements contained in any of our company reports to be filed with the SEC. The nature of our operations will also necessitate that we also incur the additional time and expense to have filed timely with the SEC our contractual arrangements with third party collaborators and other material contracts. In some instances, this will entail that we incur time and expense to request and to ensure the confidential treatment by the SEC of sensitive commercial and financial information, such as royalty payments, contained in these arrangements.

We have not previously had the type of internal control or the detailed corporate governance, securities disclosure and compliance practices required of public companies under the U.S. Sarbanes-Oxley Act of 2002. In response to the requirements of that act, the SEC and the Nasdaq Stock Market, Inc. have enacted new rules that will require us to incur significant legal, financial and accounting costs both in connection with this offering and thereafter. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 20-F for our fiscal year ending December 31, 2008. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting for such fiscal year end and subsequent year ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could loose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. These laws and regulations may also make it more difficult for us to attract and retain qualified members to our board of directors, audit committee or members of senior management.

As a result of these difficulties, we may be unable to comply with applicable filing deadlines. Late filings of our company reports and other disclosures required under the United States securities laws could affect our ability to maintain the listing of our common stock.

We may be unable to manage our growth effectively.

Our future financial performance and our ability to commercialize acolbifene, DHEA and any other products we develop will depend, in part, on our ability to manage any future growth effectively. We may not be able to effectively manage the expansion of our operations or recruit and train qualified personnel from time to time with respect to our operations, including in the areas of drug development and regulatory affairs and possibly sales and marketing, if we decide at some future time to expand in this area. Any growth and expansion is expected to place a significant demand on our financial, managerial and operational resources, as well as divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our operations to date have been limited to organizing and staffing our company, obtaining exclusive license rights to our product candidates, retaining acquired third-party contracts for commercialization of our product candidates and preparing for clinical trials of our product candidates. An attempt to transition our operations to a commercially viable level would require us to develop internally and use third-party contracts. We may not be successful in this transition. If we are not successful in completing a transition, then our ability to become profitable will be jeopardized, and the market price of our common shares is likely to decline.

Risks Related to this Offering

An active trading market for our common shares may not develop.

Prior to this offering, there has been no public market for our common shares. Although we have applied to have our common shares quoted on the Nasdaq Global Market, an active trading market for our shares may not develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our shares is not active. The initial public offering price for our common shares may bear no relation to its intrinsic value or to the market price of our common shares after this offering. Investors may not be able to sell their common shares at or above the initial public offering price.

If our common share price is volatile, purchasers of our common shares could incur substantial losses.

Our common share price is likely to be volatile. Market prices of the securities of pharmaceutical companies at a similar stage of development have experienced substantial volatility. As a result of this volatility, investors may not be able to sell their common shares at or above the initial public offering price. The price for our common shares may be influenced by many factors, including:

•	results of our clinical trials;

•	delays in enrolling or conducting our ongoing and future clinical trials, or other developments concerning our clinical trials;

•	delays in obtaining regulatory approvals for clinical trials;

•	failure of acolbifene or any of our other product candidates, if approved for commercial sale, to achieve commercial success;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	ability to manufacture our product candidates by commercialization partners;

•	our relationship with Schering;

•	public concern over the safety and efficacy of any of our product candidates;

•	introduction of competing products;

•	litigation or other disputes with third parties;

•	departure of key personnel;

•	future sales of our common shares;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

A decline in the market price of our common shares could cause investors to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common shares. We do not control analysts or the content and opinions included in their reports. The price of our common shares could decline if one or more equity research analysts downgrade our common shares or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our common shares may decline because of future sales by EndoResearch.

After completion of this offering, EndoResearch may sell all or part of our common shares held by it. It may do so to fund its own research and development programs or for other reasons. If EndoResearch sells a large number of our common shares or the public market perceives that it may sell our common shares, the market price of our common shares could decline significantly. Any resale of our common shares held by EndoResearch, however, would be subject to the expiration of applicable holding periods during which EndoResearch would be unable to sell our common shares, including an initial 180-day lock-up period imposed by the underwriters following the completion of this offering and resale restrictions under Rule 144 promulgated by the SEC. Unless we subsequently register for resale under the U.S. federal securities laws our common shares held by EndoResearch, Rule 144 prohibits the resale by EndoResearch of any of those common shares for a period of one year from the date of their issuance. For one year thereafter or until three months after EndoResearch is no longer an affiliate of our company, whichever is longer, Rule 144 limits the number of our common shares held by EndoResearch that can be sold by it during any quarterly period to either one percent of our then outstanding shares or the average weekly reported trading volume of our common shares during the prior four weeks, whichever is greater. Upon the effective date of this offering, EndoResearch will own                      of our issued and outstanding common shares. These shares will not be eligible for resale pursuant to Rule 144 before              , 2008, and even then their resale will be subject to volume limitations until such time as EndoResearch is no longer an affiliate of our company.

We may use the proceeds of this offering in ways with which you may disagree.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You will experience significant and immediate dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common shares is substantially higher than the net tangible book value per share of our common shares. Therefore, if you purchase shares of our common shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Also, investors in this offering will pay substantially more per share for our common shares than EndoResearch paid for its shares. In addition, investors who purchase common shares in this offering will contribute approximately 100% of our total tangible assets, but will own only             % of the outstanding share capital and voting rights. See “Dilution” for a more detailed discussion.

We do not intend to pay cash dividends on our common shares in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the right of holders of our common shares to receive dividends declared by our board of directors may be restricted to the extent we issue preferred shares with dividend rights superior to those of our common shares. Accordingly, an investor in this offering will only realize gains on an investment upon an increase in the price of our common shares.

Risks Related to Canadian Companies

Because we expect to be characterized as a passive foreign investment company (a PFIC) for at least some of our taxable years, you may be subject to adverse U.S. Federal income tax consequences.

The determination of whether we are classified as a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our common share price. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in this offering. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Based upon our current and anticipated income, the nature of our assets, and the intended investment of the net proceeds from this offering in interest-bearing securities pending our use thereof, as provided in “Use of Proceeds,” we fully expect to be treated as a PFIC for our current taxable year and for 2008. Because we must make a separate annual determination as to whether we will be characterized as a PFIC, we cannot assure you that we will or will not be a PFIC for our current taxable year or any future taxable year.

If we are treated as a PFIC for any taxable year, U.S. persons holding our common shares may desire to make an election to treat us as a “qualified electing fund” with respect to the common shares, or a QEF election, in which event the U.S. holders will be required to take into account a pro rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions. If we determine that we are, or may be, a passive foreign investment company for 2007 or a subsequent year, we will provide shareholders with the necessary information (including the so-called “annual information statements”) to enable them to make a “qualified electing fund” election. As an alternative to the QEF election, a U.S. holder may be able to make an election to “mark-to-market” our common shares each taxable year and recognize ordinary income pursuant to this election based upon increases in the value of our common shares.

Absent the making of either of these elections, U.S. persons holding our common shares will incur significant and adverse U.S. Federal income tax consequences for 2007 and any taxable year in which we are treated as a PFIC and during which they held our common shares, including:

•	having gains realized on the sale of common shares treated as ordinary income, rather than capital gain and thus generally subject to a higher rate of taxation;

•	having interest charges apply to the tax imposed on gains from common share sold that are allocated to holding periods prior to the year of the sale;

•	realizing no increase to fair market value in the tax basis of common shares held upon the shareholder’s death; and

•	losing preferential rate applicable to dividends received on common shares held.

If tax benefits currently available under Quebec tax laws are reduced or repealed, then the effective cost of our research and development activities will increase.

We intend to participate in a government program in Quebec that provides investment credits based upon qualifying research and development expenditures performed in Quebec. Qualifying expenditures primarily consist of salaries for persons conducting research and development activities as well as related subcontracts performed in Quebec. The refundable tax credits from the Quebec Government are 35% on 80% of expenditures under a qualifying university research contract and 17.5% on 50% of expenditures outside any such qualifying contract. We plan to seek an advance ruling from the Ministère du Revenu of Quebec with respect to the qualification of our proposed research agreement with the CHUL Research Center as a university research contract that qualifies for tax credits. We will apply for the advanced ruling from the Ministère du Revenu of Quebec immediately following the execution and delivery of our agreement with the CHUL Research Center, which we expect will occur at the beginning of 2007. If the agreement does not qualify, the parties are required to negotiate in good faith a form of agreement and project parameters that would be eligible. Our activities or the hospital research facilities we intend to use may not qualify for tax credits in the future.

If changes in the laws or government policies terminate or adversely modify the government programs under which we would receive research and development tax credits, then our research and development expenses may increase.

You may be unable to enforce actions against us, certain of our directors and officers, or our independent public accounting firm under United States federal securities laws.

A majority of our directors and officers reside principally in Canada. Because all or a substantial portion of the assets of these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore it may not be possible for you to enforce judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States against us or those persons. There is substantial doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the United States federal securities laws, and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against us or certain of our directors and officers named in this prospectus.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure requirements of the Securities Exchange Act of 1934, and therefore there may be less publicly available information about us than if we were a United States domestic issuer. In addition, our officers, directors and principal shareholders are not subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business,” contains forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the anticipated timing and progress of our research, development and clinical trials for our product candidates;

•	our ability to successfully complete our preclinical and clinical studies;

•	our receipt of regulatory approvals for our product candidates;

•	the ability of our commercialization partners to market, commercialize and achieve market acceptance of our product candidates;

•	our ability to identify, contract for and maintain third-party manufacturing of our product candidates for clinical testing;

•	our ability to protect our intellectual property, including maintaining licenses relating to the use of our product candidates;

•	interpretation of the properties and characteristics of our product candidates;

•	interpretation of the results obtained with our product candidates in clinical studies;

•	implementation of our business strategy;

•	our ability to fund our programs, our anticipated capital requirements and our future operating performance; and

•	our use of the net proceeds from this offering.

Any statements that relate to future events or conditions, including, without limitation, the statements included into this prospectus that are not historical facts, that relate to industry prospects and that concern our prospective results of operations or financial position, may be deemed to be forward-looking statements. Often, however, our uses of the words “believe,” “anticipate,” “plan,” “expect,” “intend” and similar expressions will identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, these statements represent our current expectations and are inherently uncertain. The factors discussed above under “Risk Factors,” among others, could cause actual results, levels of activity, performance or achievements to differ materially from those indicated by these forward-looking statements. Forward-looking statements represent our views as of the date of this prospectus. While we may elect to update these forward-looking statements in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

USE OF PROCEEDS

We expect to receive from this offering net proceeds of approximately $             million and approximately $             million if the underwriters exercise their over-allotment option in full, in either case based on an assumed public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, including reimbursement to EndoResearch for organizational and offering-related costs incurred on our behalf by EndoResearch, estimated at approximately $950,000 as of February 21, 2007, in connection with this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more shares than the number set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering approximately as follows:

•

$8 million to make a payment to EndoResearch which, together with our issuance to EndoResearch of                      of our common shares immediately prior to the completion of this offering, constitute full consideration for the transfer to us, effective upon the completion of this offering, of a license granting us the exclusive right for the specified uses to a portfolio of its patents and patent applications, the non-exclusive right to its related technology and rights in specified collaborative agreements to which EndoResearch is a party;

•

$670,000, estimated as of February 21, 2007, to reimburse EndoResearch upon completion of this offering for drug development costs incurred by EndoResearch with respect to the clinical research and development programs to be transferred to us, effective upon completion of this offering, in conjunction with the above license and assignment of rights;

•

$33 million to pay the anticipated direct costs to complete (through the preparation and submission of an NDA) one ongoing collaborative Phase III clinical trial and three Phase III clinical trials that we expect to commence upon completion of this offering, as discussed in “Management Discussion and Analysis of Financial Condition and Results of Operations”, including $100,000 to conduct our proposed Phase II clinical study for breast cancer prevention;

•

$14 million to pay miscellaneous costs supporting the one ongoing and three planned Phase III trials, such as quality assurance, monitoring of trials performed by CROs, compound control and analysis, data management and other costs and expenses related to completing the trials, as well as expected general and administrative expenses, such as rent payments for our office facilities and compensation of our executive officers and employees; and

•	$6 million to continue the development of preclinical product candidates.

We intend to use any remaining net proceeds for working capital and other general corporate purposes.

The cash and shares payable to EndoResearch in consideration for its transfer to us of the license and other rights related to our clinical research and development program as described elsewhere in this prospectus, are based upon our management’s good faith determination of the value of this license and other rights. In making that determination, management considered, among other things:

•	the scope of the license rights, including as to such elements as exclusivity, duration and geographic scope;

•	the fully paid-up nature of the license;

•	the state of development and market potential of the underlying technology and related product candidates;

•	the strength, scope and duration of the patent and other intellectual property rights licensed; and

•	the nature of Schering’s legal interests in the licensed rights.

By reason of EndoResearch’s affiliation with us, the determination of the consideration to be paid for the license and other rights is subject to inherent conflicts of interest and, although made in good faith, the consideration as so determined is not the result of arms’ length negotiations and may bear no relation to the intrinsic value or to the market price of the licensed patents and related rights being transferred.

We anticipate that the net proceeds allotted for use in our one ongoing and three planned Phase III clinical trials and in our collaborative Phase II clinical trial for breast cancer prevention is sufficient to fund the completion of these trials. Our expected direct costs for these trials consist of the following approximate amounts:

•	$27 million for development of acolbifene in the treatment of advanced-stage breast cancer, as a first-line therapy in patients not previously treated with hormone therapy at the advanced stage;

•	$2 million for the development of DHEA in the treatment of vaginal atrophy;

•	$3 million for the development of acolbifene + DHEA as a TS-HRT for the treatment of vaginal atrophy;

•	$400,000 for the development of DHEA in the treatment of loss of libido and sexual dysfunction in postmenopausal women; and

•	$100,000 for the development of acolbifene in the prevention of breast cancer.

We also forecast that an additional $14 million will be required to fund miscellaneous costs to support these clinical trials.

The anticipated net proceeds to us from this offering, however, will not be sufficient to permit us to conduct the two Phase III clinical trials planned to commence in 2008. To conduct these trials, we will need to obtain additional financing.

The expected use of net proceeds above assumes that we receive approximately $62 million in net proceeds from this offering. If we receive less, we intend to revise our currently contemplated operations plan, as discussed in “Management Discussion and Analysis of Financial Condition and Results of Operations—Our Operations Plan and Funding Requirements.” To the extent additional funding becomes available, we plan to allot these additional funds to conduct the other two Phase III clinical trials currently anticipated to commence in the second half of 2008 pursuant to our proposed clinical research and development program, as discussed in “Management Discussion and Analysis of Financial Condition and Results of Operations.”

As of the date of this prospectus, we cannot predict with certainty the particular uses for the net proceeds or the amounts that we will actually spend. The specific purposes and amounts we actually spend may vary significantly and will depend on a number of factors, including, without limitation, the actual amount of net proceeds realized in this offering, the progress and outcome of our clinical trials and the progress and timing of regulatory submissions. Drug discovery and development in the pharmaceutical industry is characterized by significant risks and uncertainties inherent in the research, clinical development and regulatory approval process. These uncertainties make it difficult for us to estimate the costs to conduct our research and development and complete our clinical trials. Our management and board of directors has broad discretion to change how we allocate our resources, including the proceeds from this offering, to respond to new facts, conditions or opinions regarding our drug development programs.

We expect the net proceeds from this offering will be sufficient to fund product development programs through the completion of currently planned Phase III clinical trials and, if data from these trials is positive, the filing of NDAs in the United States for two of our product candidates: (1) acolbifene for treatment of advanced breast cancer as a first-line therapy in patients not previously treated with hormone therapy at the advanced stage and (2) DHEA for treatment of vaginal atrophy. Assuming favorable clinical trial results, we anticipate filing an NDA for these product candidates in 2008 and 2009, respectively. However, the successful development of these products is subject to those risks discussed here and elsewhere in “Risk Factors—Risks Related to Our Business” and cannot be assured. We also expect the net proceeds from this offering will be adequate to fund through the completion of currently planned Phase III clinical trials the product development programs for (1) DHEA for loss of libido and (2) our third product candidate, acolbifene + DHEA, as a TS-HRT for vaginal atrophy. However, we believe our clinical trial planned to commence in 2007 for acolbifene + DHEA will not support an NDA submission in the United States unless and until we complete a Phase III clinical trial for uterine safety. We intend to commence in the second half of 2008 this uterine safety study and our other planned Phase III clinical trial using acolbifene if additional financing is made available to us. We intend to seek to supplement our funding from this offering with contractual partnership arrangements for the commercialization of our product candidates and, for additional funding and to the extent any of our above assumptions prove erroneous, we intend to seek additional financing in the form of the sale of equity securities or debt financing.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

EXCHANGE RATE INFORMATION

The following tables set forth for each period indicated:

•	the exchange rates in effect at the end of the yearly or monthly period, as applicable;

•	the high and low exchange rates during such yearly or monthly period; and

•

the average exchange rates for such yearly or monthly period, for one U.S. dollar, expressed in Canadian dollars, as certified by the Federal Reserve Bank of New York. The average exchange rate is calculated based on the last business day of each month for the applicable period.

	Year Ended January 31,
	2007	2006	2005	2004	2003	2002
Period end	1.1792	1.1436	1.2396	1.3265	1.5286	1.5915
High	1.1824	1.2703	1.3970	1.5315	1.6112	1.6128
Low	1.0989	1.1436	1.1775	1.2690	1.5108	1.4933
Average of year	1.1337	1.2003	1.2912	1.3747	1.5650	1.5596

	Month Ended
	January 31, 2007	December 31, 2006	November 30, 2006	October 31, 2006	September 30, 2006	August 31, 2006	July 31, 2006
Period end	1.1792	1.1652	1.1413	1.1227	1.1151	1.1066	1.1309
High	1.1824	1.1652	1.1474	1.1384	1.1272	1.1312	1.1415
Low	1.1647	1.1415	1.1275	1.1154	1.1052	1.1066	1.1112
Average of month	1.1763	1.1532	1.1359	1.1285	1.1161	1.1182	1.1294

Amounts included in this prospectus have been converted into U.S. dollars using the rate prevailing at the balance sheet date when it is an item from the balance sheet and the average of the year when it is an item from the operations or cash flows. Otherwise, amounts referred to in this prospectus have been converted into U.S. dollars from Canadian dollars using the noon exchange rate of CAD $1.1586 per one U.S. dollar, as certified by the Federal Reserve Bank of New York on February 23, 2007.

ENFORCEABILITY OF CIVIL LIABILITIES

We have been organized under the laws of Canada, and our executive offices are located in Quebec City (Quebec), Canada. Many of our directors, controlling persons and officers named in this prospectus are residents of Canada, and a substantial portion of their assets and a majority of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, controlling persons, officers and representatives or experts who are not residents of the United States or to enforce against them judgments obtained in the courts of the United States based upon the civil liability provisions of the federal securities laws or other laws of the United States. There is substantial doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

DIVIDEND POLICY

We have never paid cash dividends on our common shares. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, future restrictions in any agreements to which we are a party, current and anticipated cash needs, and plans for expansion.

CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2006 and as adjusted to give effect to the following transactions as if they had occurred at July 31, 2006:

•	the sale of the common shares being offered hereby, assuming a public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses; and

•

our issuance to EndoResearch of              common shares and our payment to EndoResearch of $8 million in consideration for the transfer to us of its rights associated with these specific product development programs and for the license to us of intellectual property.

You should read the following table together with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the financial statements and related notes, which are included elsewhere in this prospectus.

(in thousands, except share and per share data)
	As of July 31, 2006	As of July 31, 2006 as adjusted

Cash and cash equivalents(1)	$—	$

Shareholders’ equity:
Common shares, no par value; unlimited authorized shares; 100 shares issued and outstanding ( shares as adjusted)(1)	$—	$
Preferred shares, no par value; unlimited authorized shares; no shares issued or outstanding	—
Deficit(2)	—

Total shareholders’ equity(1)	—

Total capitalization(1)(3)	$—	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $                     per share would increase (decrease) each of common shares, total shareholders’ equity and total capitalization by approximately $             million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	This amount represents the excess of consideration paid over carrying value of rights acquired for the license and other rights acquired from EndoResearch.
(3)	We had a nominal capitalization as at January 31, 2007.

DILUTION

If you invest in our common shares, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common shares immediately after this offering.

As of July 31, 2006, EndoCeutics had 100 outstanding common shares. In addition, the Company incurred share issue costs in connection with this offering. Our net tangible book value was a deficiency of net assets of $837,000 due to the share issue costs.

Immediately prior to the completion of this offering,                      common shares will be issued to EndoResearch as part of the consideration given for the license and other rights to be transferred to us.

Upon completion of this offering, we will issue the common shares being offered hereby for an estimated $             in net proceeds (assuming an initial public offering price per share of $             and after deducting underwriting discounts and commissions and estimated offering expenses payable by us). We will also pay to EndoResearch $8 million, as the cash portion of the consideration given for the license and other rights to be transferred to us. As a result of these transactions, our pro forma net tangible book value at July 31, 2006, would have been $             or $             per share, representing an immediate dilution of $             per share to investors in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share before this offering(1)	$0
Increase in net tangible book value per share attributable to transactions occurring at the closing of this offering(2)

Pro forma net tangible book value per share after this offering

Dilution per share to investors in this offering		$

(1)	Gives effect to the issuance of shares to EndoResearch as part of the consideration for the license and other rights to be transferred to us.

(2)	Gives effect to the payment of $8 million of the net proceeds of the offering to EndoResearch as part of the consideration for the license and other rights to be transferred to us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                     per share would increase (decrease) our net tangible book after this offering value by approximately $             million, the net tangible book value per share after this offering by $             per share and the dilution per share to new investors in this offering by $             per share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the net tangible book value after this offering would increase to approximately $             per share, representing an increase in net tangible book value of $             per share to EndoResearch, and there would be an immediate dilution of $             per share to purchasers of common shares in this offering.

The following table sets forth as of the date of this prospectus the number of common shares purchased from us (excluding the over-allotment option), the total consideration paid, and the average price per share paid by EndoResearch and by the purchasers of common shares in this offering. This table assumes that the initial public offering price will be $             per share. This table also gives effect to our issuance to EndoResearch of                      common shares immediately prior to this offering as part of the consideration for the license and other rights to be transferred to us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
EndoResearch		%		$0%			$
New investors

Total			%	$		%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors and total consideration paid by all shareholders by $            and $            , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of our common shares owned by EndoResearch will decrease to approximately % of the total number of our common shares outstanding after this offering; and

•	the number of our common shares held by new investors will increase to , or approximately % of the total number of our common shares outstanding after this offering.

Even if we have sufficient funds for our current and forecasted operating plans, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED FINANCIAL INFORMATION

The selected financial data set forth below is derived from the financial statements of EndoResearch. This data should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and the accompanying notes thereto, together with the pro forma financial statements of our company and the accompanying notes thereto, the balance sheets of our company and the accompanying notes thereto, and other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The financial data as of January 31, 2006 and for the year then ended have been derived from the financial statements of EndoResearch audited by KPMG LLP, which financial statements are included elsewhere in this prospectus. The financial data as of January 31, 2005 and for the years ended January 31, 2004 and 2005 have been derived from financial statements of EndoResearch audited by Ernst & Young LLP, which are included elsewhere in this prospectus. The selected financial data as of January 31, 2002, 2003 and 2004 and for the years ended January 31, 2002 and 2003 have been derived from financial statements of EndoResearch not included in this prospectus. The consolidated financial data as of July 31, 2006 and the six-month period then ended have been derived from the unaudited financial statements of EndoResearch. The unaudited financial statements have been prepared on a basis substantially consistent with the audited financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of EndoResearch’s financial position and results of operations. The interim results are not necessarily indicative of results to be expected for the full year, and the historical results are not necessarily indicative of results to be expected in any future period.

Our audited balance sheets and the financial statements of EndoResearch have been prepared in accordance with Canadian GAAP. A reconciliation of significant differences between Canadian GAAP and U.S. GAAP of EndoResearch’s net loss, shareholder’s equity and cash flow items is included in note 15 to the audited financial statements of EndoResearch included elsewhere in this prospectus. As indicated in Note 8 to our audited balance sheets, there is no significant item of reconciliation between Canadian GAAP and U.S. GAAP. The functional currency of both EndoResearch and us is Canadian dollars. However, the financial statements included elsewhere in this prospectus, and from which the following selected financial data are derived, are presented using the U.S. dollar as the reporting currency. See Note 2(j) of Notes to Audited Financial Statements of EndoResearch.

The predecessor financial data relates to EndoResearch and is included as our predecessor. However, the data from these prior periods is not intended to represent or be indicative of our results of operations or financial condition that would have been reported were we to have operated our current business during those periods presented. Moreover, the financial data of EndoResearch should not be taken as indicative of results to be expected from our future performance, principally due to the distinctly different phase of our late-stage drug development activities (almost exclusively Phase III studies), as compared to the earlier-stage research, toxicology and clinical studies associated with EndoResearch’s prior activities.

The pro forma statement of operations set forth below reflects the operations associated with our proposed research and development program related to the product candidates, technology and other rights to be transferred to us by EndoResearch effective upon the completion of this offering. As such, the data reflects only the revenue, costs and expenses attributable to activities specific to those product candidates and all of EndoResearch’s general and administrative expenses. The pro forma as adjusted balance sheet data set forth below reflects the sale of                      of our common shares being offered hereby, assuming a public offering price of $              per share and after deducting underwriting discounts and commission and estimated offering expenses, and our issuance of              common shares and our payment of $8 million from the net proceeds in consideration for the transfer to us of rights associated with these operations.

	Year ended January 31,						Six-Months ended July 31,
	EndoResearch, as predecessor					EndoCeutics Pro Forma	EndoResearch, as predecessor		EndoCeutics Pro Forma
	2002	2003	2004	2005	2006	2006	2005	2006	2006
						Unaudited	Unaudited	Unaudited	Unaudited
	(in thousands except share and per share data)
Statement of Operations Data:
Revenue:
Research contracts	$7,708	$901	$1,577	$1,097	$2,549	$1,456	$2,399	$326	$—
Royalties	1,518	317	250	279	268		128	173	—

	9,226	1,218	1,827	1,376	2,817	1,456	2,527	499	—

Expenses:
Research and development	9,132	4,758	5,002	4,276	5,191	3,271	2,753	2,363	2,020
Less research and development tax credits	(4,975)	(2,681)	(2,827)	(1,997)	(2,814)	(1,773)	(1,469)	(904)	(768)
Patent costs, net of reimbursement	430	360	330	383	349	327	195	210	196
General and administrative	606	508	590	586	891	891	560	279	279
Depreciation and amortization	325	261	228	184	164	162	80	88	87
Write-off of long-term asset relating to research and development tax credits	—	—	—	2,447	—	—	—	—	—

	5,518	3,206	3,323	5,879	3,781	2,878	2,119	2,036	1,814

Income (loss) from operations	3,708	(1,988)	(1,496)	(4,503)	(964)	(1,422)	408	(1,537)	(1,814)

Other income (expense)	3,198	10	101	4	41	(13)	16	2	(16)
Provision for income taxes	1,274	(731)	(798)	606	—	—	—	—	—

Net income (loss)	$5,632	$(1,247)	$(597)	$(5,105)	$(923)	$(1,435)	$424	$(1,535)	$(1,830)

Dividends declared	$2,447	$3,174	$6,013	$—	$—	$—	$—	$—	$—
Weighted average number of common shares outstanding	301	301	301	301	301	—	301	301	—
Earnings (loss) per share	$18,711	$(4,143)	$(1,983)	$(16,960)	$(3,066)	$—	$1,409	$(5,100)	$—

	As At January 31,					As At July 31,
	EndoResearch, as predecessor					EndoResearch, as predecessor		EndoCeutics Pro Forma
	2002	2003	2004	2005	2006	2005	2006	2006
						Unaudited	Unaudited	Unaudited
	(in thousands)
Balance Sheet Data:
Cash	$2,028	$899	$1,128	$154	$1,325	$206	$690	—
Research and development tax credits receivable	3,495	2,000	2,418	4,694	3,036	3,588	3,937	—
Total assets	20,288	15,458	10,911	6,689	6,017	7,452	7,197	—
Shareholder’s equity	18,340	14,518	10,599	6,044	5,590	6,537	4,107	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the section entitled “Selected Financial Information” and the historical and pro forma financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of events could differ materially from those projected or anticipated in these forward-looking statements as a result of various factors, including the uncertainties related to product development, the regulatory process, the commercialization of product candidates and those factors set forth in the following discussion and under “Risk Factors,” “Business” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focusing on three late-stage product candidates acquired from EndoResearch. We have one ongoing Phase III clinical trial and plan to commence over the next twelve months three additional Phase III clinical trials of our product candidates with the proceeds from this offering. We plan to seek additional funding to commence two additional Phase III clinical trials for our product candidates in the second half of 2008. We do not have other committed sources of capital at present. If our clinical trials are successful, we intend to apply for regulatory approval to market our product candidates in the United States, Europe, Canada and other major markets.

The product candidates in our clinical research and development program are:

•	acolbifene—a SERM being developed for the treatment and prevention of breast cancer;

•	DHEA—a naturally occurring precursor to all sex hormones being developed for medical conditions afflicting postmenopausal women, such as vaginal atrophy; and

•

acolbifene + DHEA—a therapy consisting of these two compounds administered concurrently as an alternative to traditional hormone replacement therapy to treat a variety of conditions afflicting postmenopausal women, such as vaginal atrophy, loss of muscle mass and strength, type II diabetes, obesity, high cholesterol and bone loss.

We intend to develop, in addition to these three product candidates, a pipeline of products for treatment of a variety of medical conditions occurring in postmenopausal women and aging men. This pipeline would be based upon a series of preclinical compounds also acquired from EndoResearch.

As discussed in “Our Operations Plan and Funding Requirements,” we expect to expend our efforts and financial resources over the next three years predominantly on developing our late-stage product candidates, including, to the extent financing is available, conducting six Phase III clinical trials. Once we commercialize our late-stage products, if financing is available to us, we plan to focus on the development of our preclinical compounds. With respect to both the late-stage product candidates and the preclinical compounds, we benefit from the prior research and development activities of EndoResearch, including toxicology and Phase I and II studies, and from a body of related intellectual rights.

We are a company newly formed by EndoResearch as a vehicle through which to finance further development and commercialization of the product candidates described above. EndoResearch will license to us its rights in these compounds effective as of the completion of this offering. EndoResearch has also agreed to assign to us its rights in its collaboration arrangement with Schering regarding acolbifene, as well as its rights under two collaborative research agreements. The collaboration arrangement with Schering provides that, if Schering exercises its option to commercialize acolbifene, it will reimburse us for our development costs related to acolbifene and make potential future milestone payments and pay royalties based on commercial product sales.

With the exception of our audited July 31, 2006 balance sheet, which reflects balances resulting from organizational and offering-related costs, and our audited June 30, 2006 balance sheet, which reflects nominal balances, the historical financial disclosures included in this prospectus are derived from the financial statements of EndoResearch, as our predecessor. For informational purposes, we also include in this prospectus pro forma financial statements and other pro forma financial information derived from the historical financial statements of EndoResearch. This pro forma information reflects only the operations associated with our proposed research and development program dedicated to the licensed product candidates, technology and other rights to be transferred to us by EndoResearch effective upon the completion of this offering. As such, the pro forma financial information reflects the revenue, costs and expenses attributable to activities specific to those product candidates and all of EndoResearch’s general and administrative expenses. However, because our proposed activities will consist predominantly of Phase III clinical trials to support commercialization of our late-stage product candidates and not of the preclinical research and early phase trials characteristic of their prior stage of development, as discussed under “Results of Operations” and elsewhere in this prospectus, we believe that the financial statements of EndoResearch and the pro forma financial statements of our company should not be relied upon as an indication of our future performance.

Because our proposed business operations are distinctly different from the prior activities of EndoResearch, we have no operating history upon which our prospects can be evaluated. None of the product candidates acquired from EndoResearch have been approved for sale and, accordingly, we have no revenue from product sales. The only revenue reflected in the accompanying pro forma financial statements consists of milestone payments earned by EndoResearch under the research contract with Schering, for which no further reimbursement is anticipated. We expect to operate at a loss for the foreseeable future and do not expect any revenue to result from our operations for at least two years, if at all, depending upon whether we or our third-party collaborators are successful in commercializing any of our product candidates. Our ability to generate future revenue, if any, will depend upon whether we can successfully develop and implement our proposed clinical research and development program as discussed under “Our Operations Plan and Funding Requirements.”

Our business and prospects must also be considered in light of the risks and uncertainties frequently encountered by companies developing drugs in the pharmaceutical industry. The successful development of our product candidates is highly uncertain. We cannot, with certainty, estimate or know the nature, timing and estimated expenses of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from, any of our product candidates. Risks and uncertainties associated with the research, clinical development and regulatory approval process include:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	uncertainties as to the future results of our clinical trials and the interpretation of clinical trial data;

•	the expense of clinical trials, particularly for Phase III trials which tend to be the longest, most complex and most costly part of the development process;

•	the need to change protocols and/or conduct additional trials as may be required by the FDA or other regulatory agencies;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of regulatory approvals;

•	the expense of our commercialization partners in establishing commercial supplies of our product candidates and any products that we may develop;

•	the effect of competing technological and market developments; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We may never develop safe, effective, and commercially viable products, in which event we will not be able to generate any revenue or profits.

Our Operations Plan and Funding Requirements

We intend to meet with the FDA subsequent to the completion of this offering to discuss our clinical development and regulatory approval strategies and thereafter to commence additional clinical testing of our product candidates. Our development strategy involves committing substantially all of our resources to developing our late-stage product candidates. Information with respect to these programs is set forth in the table below:

PROGRAM	ESTIMATED CLINICAL TRIAL START DATE	ESTIMATED NDA FILING	ESTIMATED DIRECT COST OF PROGRAM (THROUGH NDA FILING)
Acolbifene as a first-line therapy for advanced-stage breast cancer	Phase III 2007	2009	$27 million

DHEA for vaginal atrophy	Phase III 2007	2008	$2 million

Acolbifene + DHEA as a TS-HRT for vaginal atrophy*	Phase III 2007	2010	$3 million

Uterine safety study for acolbifene + DHEA*	Phase III 2008	*	$9 million

Acolbifene for treatment of breast cancer patients who have failed other hormone therapy	Phase III 2008	2011	$16 million

DHEA for loss of libido	Phase III Previously Started	Undetermined	$400,000

Acolbifene for prevention of breast cancer	Phase II 2007	Undetermined	Undetermined	††

*	We expect that completion of the uterine safety study will be necessary to apply for an NDA for acolbifene + DHEA as TS-HRT for vaginal atrophy.
††	We estimate that the direct costs to support a planned Phase II clinical trial, in collaboration with the University of Kansas Medical Research Institute, will be approximately $100,000. Costs to conduct further trials through NDA filing are not currently determinable.

In addition to the costs directly attributable to our clinical programs outlined in the table above, we expect to incur miscellaneous expenses in support of these programs of approximately $22 million over the next three years. Miscellaneous expenses include costs incurred by us for monitoring clinical trials performed by third-party contract research organizations, or CROs, for compound control and analysis, for quality assurance matters and for data management. Included in the miscellaneous expenses described above are estimated general and administrative expenses of approximately $5.5 million per year for salaries, business development and operational costs, such as office lease, overhead, insurance, information technology, accounting, filing and maintenance of patents, regulatory affairs and professional fees.

In addition, we intend during the next three years to limit to approximately $2 million per year the expenses associated with our preclinical compounds, unless sufficient additional financing is made available to more aggressively pursue these earlier-stage programs.

The total anticipated direct costs for all our clinical trials, together with expected miscellaneous expenses allocable generally to our clinical research and development programs, approximates $86 million.

The proceeds from this offering will be insufficient to fund all of these clinical programs. We intend to use the proceeds from this offering to fund the one on-going and first three Phase III clinical trial programs listed in the table above, which we believe can be completed through the preparation and submission of an NDA with the proceeds from this offering. The Phase II prevention study with acolbifene will also be performed using the proceeds from this offering. To the extent that we receive less than the anticipated net proceeds from this offering, we plan to conduct these four clinical trials and our Phase II prevention study as and if additional financing becomes available to us, prioritizing our resources in the order in which the programs appear in the table above. We do not currently intend to commence the other clinical programs listed in the table above until we have obtained the capital needed to finance them.

Our anticipated costs described above are estimates based upon our proposed operations plan to fund the indicated clinical research and development program through NDA submission. Actual costs are likely to vary, and could vary materially, from these estimates. Our estimates of the projected costs for our late-stage clinical trials are based upon the experience of our management, from discussions and quotations received from third-party contract research organizations, or CROs, and other data and information. In many cases, these estimates are based on assumptions regarding future events and outcomes that are outside of our control. Similarly, the anticipated timelines set forth in the table above are based on assumptions about funding, costs and other events incorporating elements that are outside of our control. For example:

•

We do not have open INDs with the FDA regarding any of our current or proposed clinical trials, nor have we had any discussions with the FDA regarding our clinical trial protocols or submitted them to the FDA. The FDA may require us to perform different or additional testing or, once commenced, the FDA may require us to alter or delay our clinical trials at any stage. This may significantly increase the costs of that trial, as well as delay the submission process.

•	Our patient enrollment may be slower than expected.

•

Results from our clinical trials may not be favorable, and data obtained from our clinical trials shall be subject to varying interpretation and may be deemed by regulatory authorities as insufficient to support approval.

•

Even if we successfully complete the clinical trials, timely or otherwise, the FDA may refuse to accept our NDAs, or if accepted for filing, the FDA may request additional information, delaying approval and adding to our costs, or deny the application if it determines that the application does not provide an adequate basis for approval.

Any delay, need for additional testing, or determination that an application does not provide an adequate basis for approval may significantly impact our cost projections and timelines.

Drug discovery and development in the pharmaceutical industry is characterized by significant risks and uncertainties inherent in the research, clinical development and regulatory approval process. Because of our Phase III clinical trial program, we are also subject to the expenses associated with Phase III clinical testing, which tends to be the longest, most complex and most costly part of the development process. Moreover, the unpredictability of the regulatory approval process makes it difficult for us to estimate the costs to conduct our research and development and complete our clinical trials.

In order to gain greater access to the large patient populations required by the eligibility criteria and needs of our planned Phase III protocols, we intend to outsource a significant portion of our clinical trial efforts to CROs. Toward this end, we are engaging in discussions with CROs concerning proposals to conduct our first clinical study on breast cancer according to our protocols. Our research agreement with the CHUL Research Center in Quebec City provides for specialized personnel, including clinical researchers and medical practitioners, to be made available to us for conducting proposed clinical trials based upon protocols developed by us concerning vaginal atrophy and tissue-specific hormone replacement therapy. In one ongoing clinical trial involving use of acolbifene for breast cancer prevention, EndoResearch will assign to us its contractual arrangements for a study planned to start in the second half of 2007 by the University of Kansas Medical Center. EndoResearch will also assign to us its contractual arrangements for a study involving use of DHEA in treating loss of libido, which was previously started by Monash University in Australia.

Our operations plan does not envision that we will commercialize on our own any of our product candidates. Rather, we plan to collaborate with major pharmaceutical companies to commercialize our product candidates. Under our agreement with EndoResearch, we will be assigned its collaboration agreement with Schering. Under this agreement, Schering has an option to commercialize acolbifene, alone or in combination with other products, in all countries worldwide other than Canada, where we retain marketing rights. We plan to negotiate similar licensing arrangements with other third-party collaborators for the commercialization of DHEA.

We may not be successful in identifying third-party collaborators to conduct research or commercialize our product candidates. Even if we are successful in identifying collaborators, we may not successfully negotiate, enter into or maintain such collaborative arrangements upon acceptable terms or at all. Any collaborative arrangement would also delegate operational responsibilities to the collaborator, which we would not control, thereby, subjecting us to the risk of delays, increased costs and poor performance, as described under “Risk Factors.”

Most of our costs over the next three years will consist of research and development expenses, attributable chiefly to the costs expected to be incurred for Phase III clinical activities. Some of these costs may be offset, in whole or in part, by third-party arrangements. For example, the collaborative arrangement with Schering provides that if Schering exercises its option to commercialize acolbifene, it will reimburse us for our development costs related to acolbifene and make milestone payments.

As currently planned, our expected costs for the research and development of our preclinical compounds are approximately $2 million in each of the first three years after completion of this offering, during which time our primary focus will be on the clinical testing of our late-stage product candidates. These costs related to our preclinical compounds will likely increase thereafter. If necessary in the near term, we may elect to reduce or, if necessary, defer or eliminate the costs to be incurred for our development of these compounds in order to allocate more funds to the completion of those Phase III clinical trials needed for product approval and commercialization. Alternatively, if adequate funding is available and preclinical work is successful, we also intend to conduct a Phase I clinical trial as soon as the first half of 2008 for one of these compounds.

We anticipate the net proceeds of $62 million from this offering will enable us to operate for twelve to twenty-four months in connection with the Phase II clinical study and those four Phase III clinical studies ongoing or planned to be commenced in 2007 under our operations plan. To continue our entire proposed clinical research and development program, we will need to seek additional capital or financing prior to the commencement of the two other Phase III clinical studies planned for the second half of 2008. If net proceeds are less than anticipated or additional adequate financing is not available to us, we intend to pursue an alternate operations plan involving a reduced number of planned clinical trials and related activities, and reduced allocation of funds to development of our preclinical pipeline compounds. Any reductions in development activities will decrease our annual funding needs. Reductions would also slow the progress of our development programs and achievement of our operational goals. As part of any reduced operations plan, we would seek additional capital in order to undertake those activities initially deferred. We also intend to pursue additional collaborative arrangements or joint development ventures providing, if successfully negotiated, that the costs to conduct trials and, ultimately, to commercialize our product candidates are shared and/or assumed by third-party collaborators.

EndoResearch Costs Attributable to Clinical Research and Development Programs

From February 1, 2001 to July 31, 2006, the fiscal years and interim six month period covered by the selected financial data contained in this prospectus, EndoResearch incurred total costs of approximately $26 million (before applicable tax credits) in connection with the clinical research and development programs to be transferred to us upon completion of this offering. Of this total, an estimated $8 million was attributable to the development of acolbifene; $3 million to the development of DHEA; and $15 million to the development of our preclinical pipeline compounds.

The following chart shows the research and development costs incurred by EndoResearch for each program during the five-year period and subsequent interim period presented:

	Projects transferred				Projects not transferred	All projects
Period	Acolbifene	Product pipeline	DHEA	Sub-total(1)	Various projects	TOTAL(2)
				(in thousands)
Six months ended July 31, 2006	$144	$1,453	$423	$2,020	$343	$2,363
Year ended January 31, 2006	494	2,465	312	3,271	1,920	5,191
Year ended January 31, 2005	235	2,248	304	2,787	1,489	4,276
Year ended January 31, 2004	846	2,484	917	4,247	755	5,002
Year ended January 31, 2003	1,500	2,549	485	4,534	224	4,758
Year ended January 31, 2002	4,948	3,675	268	8,891	241	9,132

Total	$8,167	$14,874	$2,709	$25,750	$4,972	$30,722

(1)	Represents the research and development expenditures for the clinical research and development programs to be transferred to us.
(2)	Represents the research and development expenditures incurred by EndoResearch.

Because EndoResearch did not operate the foregoing clinical research and development programs activities as distinct, stand-alone activities, costs for periods prior to February 1, 2001 have not been reflected in this prospectus. In addition, research and clinical expenses prior to 2001 were often directly funded by third-parties. For example, the clinical trial costs and other expenses related to the Phase III clinical trial using acolbifene in 1999 were assumed and funded by Schering. As disclosed under “Management’s Discussion and Analyses of Financial Conditions and Results of Operations“ and “Selected Financial Information,” earlier expenses were associated with early-stage research and development efforts of EndoResearch in connection with the product candidates and bear little relevance to the costs associated with the late-stage drug activities anticipated by our operations to be funded, in part, by this offering.

Liquidity and Capital Resources

Upon completion of this offering, we expect to have cash or cash equivalents of approximately $62 million. We will not have any committed source of capital at that time. Absent the successful completion of our planned clinical studies, obtaining regulatory approval and commercializing at least one of our product candidates, as to which there is no assurance, we do not anticipate earning any revenue for the foreseeable future. Even if our product candidates are successfully commercialized, we cannot predict whether revenue, if any, will ever be sufficient to produce positive cash flow or result in any net profits.

Although our working capital will be insufficient to fund in full our operations plan outlined above, we believe that the anticipated net proceeds from this offering will be adequate to fund our operations plan over the next twelve to twenty-four months, to the extent described in this prospectus.

Due to the significant expenditures associated with our planned clinical studies and related late-stage drug development activities, estimated to be in the range of $86 million over the next three years as discussed in our “Our Operations Plan and Funding Requirements,” we expect to generate significant operating losses for the foreseeable future. Potential offsets to these losses may become available to us from time to time, in the form of tax credits and contractual reimbursement or milestone payments negotiated with our third-party collaborators. We cannot depend on these, however.

EndoResearch was eligible for refundable federal and provincial tax credits as well as additional tax credits under the Technology Development Program of the Province of Quebec. As a public company, we will not be eligible for refundable federal tax credits and we will not be entitled to receive additional tax credits under the Technology Development Program. However, we may be eligible for provincial refundable tax credits of 35% on 80% of the expenditures incurred in connection with research and development performed in the Province of Quebec by university or hospital research centers, such as the CHUL Research Center with which we are currently negotiating, and 17.5% on 50% of expenditures outside any such qualifying research and development work.

Reimbursement of our development costs, milestone payments upon future development and royalty income from commercialization of our product candidates may also be available to us depending upon the terms of our collaborative arrangements. In particular, the Schering agreement to be assigned to us by EndoResearch provides that Schering, in the event it exercises its option to commercialize acolbifene, shall reimburse us for development costs related to acolbifene funded by us. EndoResearch is entitled to reimbursement for costs funded by it. If Schering exercises the option, we are also entitled under the Schering arrangement to receive potential future payments upon reaching milestones in our drug development program and royalties upon commercialization of acolbifene in the United States and other countries worldwide other than Canada. However, because exercise of the option is at the sole discretion of Schering, there is no assurance that we will receive any such payments.

Similarly, there is no assurance that we can successfully identify commercialization partners for our other product candidates, such as DHEA for vaginal atrophy.

Despite our expectations, the net proceeds of this offering may not be adequate to fund our business even over the next twelve months, as our financial requirements involve numerous risks and uncertainties expressed here and elsewhere in this prospectus under “Risk Factors.” In particular, the following factors could negatively affect our business progress:

•	uncertainties as to whether the FDA will permit us to commence our Phase III clinical trials, under our current protocols or at all;

•	time required for obtaining regulatory approvals for our clinical studies in the United States, Canada and worldwide;

•	speed of enrollment of patients in our clinical trials and efficiency in the conduct of these trials;

•	existence, availability and the rate of refundable tax credits attributable to scientific research and development expenditures carried out in Quebec, Canada;

•	exercise by Schering of its option to commercialize acolbifene;

•	our ability to negotiate agreements with third parties for the manufacturing and commercialization of DHEA;

•	costs involved in the preparation, filing and maintaining patent applications for our product candidates and defending patent claims;

•	potential rising costs of CROs;

•	costs of being a public company; and

•	costs of insurance for our clinical trials.

In addition to operations concerning our late-stage products, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our preclinical products to market. We intend to seek out third-party commercial manufacturing, marketing and sales capabilities for these longer-term product candidates. As with all third-party arrangements, there is no assurance that we will successfully negotiate, enter into, or maintain commercial agreements on terms acceptable to us or at all.

Should our estimates regarding our capital needs be erroneous and our costs and expenses prove to be greater than we currently anticipate, or should we change our current operations plan in a manner that increases or accelerates our anticipated costs and expenses, we would use available resources sooner than expected. To the extent it becomes necessary to raise additional cash in the future, we will seek to raise it through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint venture or strategic partners, or a combination of the foregoing. We have no outstanding indebtedness. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. The incurrence of debt would result in interest expense and require us to abide by covenants that would restrict our operations. We currently do not have any binding commitments for, or readily available sources of, additional financing. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations in such circumstances.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with Canadian GAAP, our management is required to make certain estimates and assumptions that it believes are reasonable based upon the information available at the time these estimates and assumptions are made. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from these estimates under different assumptions or conditions.

The accounting policies which we consider to be critical are those that require the difficult, subjective, or complex judgments and are important in understanding and evaluating our financial statements. Our significant accounting policies are the same as those of EndoResearch, which are described in note 2 to the financial statements of EndoResearch included elsewhere in this prospectus. We believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported pro forma financial results and the financial results of EndoResearch.

Revenue Recognition

Revenue from royalties is recognized when earned and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to milestones is recorded only when the milestones have been achieved and collection is reasonably assured. Upfront payments and initial technology access fees, if any, are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. When necessary, we segregate research contract revenue into separate units of accounting as required by Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables, before using the applicable revenue recognition policy for each arrangement within the related agreement.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures associated with various research and development programs. Research and development costs are expensed as incurred.

Refundable Investment Tax Credits

We expect to incur research and development expenditures which are eligible for refundable investment tax credits from the Province of Quebec. Any investment tax credits claimed are subject to adjustment based upon any subsequent audit by the taxation authorities. The estimated amount of these refunds will be accounted for as a reduction of the associated expense, or asset basis, as applicable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted or substantively enacted date. Future tax asset for amounts which are recognized and, if realization is not considered “more likely than not”, a valuation allowance is provided.

Property, Equipment and Patent Costs

Property, equipment and patent costs are stated at cost net of government assistance and are amortized on a straight-line basis of 5 years for the property and equipment and over the remaining life of the patent to which it relates with respect to the patent costs. We regularly review property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset or group of assets with its expected future net undiscounted cash flows less then the carrying value. In the event that the undiscounted cash flows are less than the carrying value, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by available market valuations, or, if applicable, discounted cash flows.

Recent Accounting Pronouncements

After January 31, 2007, the Company will adopt CICA Handbook section 1530 “Comprehensive Income,” CICA Handbook section 3855 “Financial Instruments—Recognition and Measurement” and CICA Handbook section 3865 “Hedges.” We are currently evaluating the impact, if any, of the adoption of these new standards on our financial statements.

Contractual Obligations

The following table summarizes as of January 31, 2007 our expected contractual obligations (in thousands):

	Payments Due by Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Equipment Agreement(1)	$1,200	$300	$600	$300	$300 per year

(1)

As currently negotiated, our principal agreement with EndoResearch provides for our non-exclusive use of the scientific equipment owned by EndoResearch at a annual rate of $300,000, payable in equal monthly installments of $25,000, for an initial term through December 31, 2010, after which the agreement may be renewed for twelve-month periods at the same annual rate.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance or special purpose entities, material trading activities in non-exchange traded commodity contracts, or material transactions with persons or entities that benefit from their non-independent relationship with us.

Quantitative and Qualitative Disclosures about Market Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from research contracts and licensing agreements is, and is expected to be, primarily in U.S. dollars. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar could have a material effect on our consolidated results of operations, financial position or cash flows.

For the six-month period ended July 31, 2006 and for fiscal years ended January 31, 2006, 2005 and 2004, our revenue denominated in Canadian currency varied and represented 65%, 39%, 80% and 74% of our total revenue, respectively. The balance of our revenue during those periods was denominated in U.S currency.

For the twelve month periods ending January 31, 2005 and January 31, 2006, the U.S. dollar decreased in value over the Canadian dollar on an average annual basis of approximately 6.1% and 6.9%, respectively. Similarly, the US dollar decreased in value over the Canadian dollar on an average six month basis of 6.4% for the six-month period ending July 31, 2006. These fluctuations equated to net decreases in our earnings of $300,000 in the year ended January 31, 2005, $140,000 in the year ended January 31, 2006 and $90,000 for the six-month period ended July 31,2006.

If the U.S. dollar continues to weaken, particularly compared to the Canadian dollar, our operating results may suffer. We have not historically hedged our exchange rate exposure, and we do not enter into forward exchange contracts to hedge exposure denominated in foreign currencies nor derivative financial instruments for trading or speculative purposes. In the future, we may consider entering into hedging transactions to help mitigate our foreign currency exchange risk.

Results of Operation of EndoResearch Inc.

Overview

The financial statements of EndoResearch are included in the prospectus because, for accounting purposes, EndoResearch is considered to be our predecessor. However, as discussed below, these predecessor financial statements should not be taken as indicative of the results or of the financial trends to be expected from our future performance.

As contemplated by our agreement with EndoResearch, there are no tangible assets associated with the operations to be transferred to us and we are not assuming any accrued liabilities of EndoResearch. Rather, we are acquiring rights to acolbifene, DHEA and acolbifene + DHEA for specified indications, together with related technology and contracts rights.

We believe that the predecessor financial statements of EndoResearch are not indicative of our future operations and performance due to the significant differences in the stage and focus of our product development programs. The financial statements of EndoResearch reflect the costs and expenses associated with early stage research, development and clinical activities with respect to SARMs and antiandrogens. The costs are substantially lower than those associated with late-stage clinical and product development activities. The financial statements of EndoResearch also do not fully reflect development costs related to acolbifene insofar as Schering was responsible for direct funding of part of its development. In September 2005, Schering granted to EndoResearch its rights to develop acolbifene. While Schering and EndoResearch did not invest significantly in acolbifene during the last three years, we plan to invest substantial resources to develop our pipeline of acolbifene and acolbifene-related products. In addition to acolbifene, EndoResearch did not expend significant resources to develop DHEA and DHEA-related products. We, however, plan to expend substantial resources and efforts to develop them. Accordingly, we believe that the comparisons below of EndoResearch’s operating results are not a good indication of our future operations and performance, which will initially focus on Phase III clinical trials needed for approval and, ultimately, commercialization of our late-stage product candidates.

Comparison of Six Months Ended July 31, 2006 to Six Months Ended July 31, 2005

Revenue. EndoResearch derives its revenue from two sources, funding related to research contracts performed by it, and royalties that it receives relating to the sales of previously developed products. In the six-month period ended July 31, 2006 its total revenue of $499,000 reflected a decrease of $2 million, or 80%, relative to the revenue for the six-month period ended July 31, 2005. The change in total revenue was primarily driven by the timing of recognition of costs incurred by EndoResearch for development of acolbifene, which payments increased significantly in the six-month period ended July 31, 2005 as compared to the six month period ended July 31, 2006.

Research and development, net. Costs and expenses incurred by EndoResearch are composed primarily of costs incurred under research contracts. Research and developments costs are composed of salaries and related employee benefits, material and other product costs and consulting fees. Research and development costs are reduced by the amount of tax credits received from the province of Quebec. Net of these tax credits, EndoResearch’s research and development expense was $1.5 million and $1.3 million in each six-month period ending July 31st 2006 and 2005.

Patent costs, net. EndoResearch maintains patents for the protection of its intellectual property for technology and products. Certain expenditures relating to the registration of these patents are capitalized, and so these amounts are not included in current-period patent costs. Under agreements with Schering, a portion of patent costs are reimbursed. Net patent costs have not fluctuated significantly, having been $210,000 and $195,000 in the six-month periods ended July 31, 2006 and July 31, 2005, respectively.

General and administrative. These costs are composed primarily of salaries and other overhead-type costs such as facilities, insurance and certain professional services. General and administrative costs have not fluctuated significantly, except for doubtful account expense of $399,000 in the six-month period ended July 31, 2005, as compared to $0 in the six-month period ended July 31, 2006.

Depreciation and amortization. These expenses relate to the depreciation of equipment, and the amortization of patent costs which were previously capitalized. Total depreciation and amortization was $88,000 and $80,000 for the respective six-month periods ended July 31, 2006 and July 31, 2005, respectively.

Interest income. Interest income in each period relates to interest on advances from EndoResearch to its shareholders. The amount has decreased in each of the comparative periods due to a reduction in the net amount advanced to the shareholder over each period.

Foreign exchange losses. Revenue from research contracts and royalties are billed and collected in US dollars. Since EndoResearch’s functional currency is the Canadian dollar, foreign exchange losses arose primarily from the differences in foreign exchange rates at the time such revenue was collected.

Comparison of Fiscal 2006 to 2005 and of Fiscal 2005 to 2004

Revenue. In fiscal 2006 its total revenue of $2.8 million reflected an increase of $1.4 million, or 104%, relative to fiscal 2005 revenue. In fiscal 2005, its total revenue decreased to $1.4 million from $1.8 million in fiscal 2004, a 25% decrease. The change in total revenue for each year was primarily driven by the timing of recognition of milestone related payments for development of acolbifene, which payments increased significantly in fiscal 2006 as compared to fiscal 2005. In contrast, milestone related payments for the fiscal 2005 period had decreased relative to fiscal 2004.

Research and development, net. Net of tax credits, EndoResearch’s research and development expense was $2.4 million, $2.3 million and $2.2 million in each of fiscal 2006, 2005 and 2004, respectively.

Patent costs, net. Net patent costs have not fluctuated significantly, having been $349,000, $383,000 and $330,000 in fiscal 2006, 2005 and 2004, respectively.

General and administrative. General and administrative costs have not fluctuated significantly, except for doubtful account of $346 in 2006, having been $891,000, $586,000 and $590,000 in fiscal 2006, 2005 and 2004, respectively.

Depreciation and amortization. Total depreciation and amortization was $164,000, $184,000 and $228,000 in fiscal 2006, 2005 and 2004, respectively. The decrease of $20,000 and $44,000 for each comparative period was the result of certain equipment having become fully depreciated.

Write-off of long-term asset relating to research and development tax credits. Prior to fiscal 2005, EndoResearch recognized non refundable tax credits which could be only applied against income taxes otherwise payable. These non refundable tax credits were recorded as a long-term asset. In fiscal 2005, EndoResearch has determined that there was no longer reasonable assurance that it would be able to utilize these non refundable tax credits, resulting in a $2.4 million charge, included in costs and expenses.

Interest income. The amount has decreased in each of the comparative periods due to a reduction in the net amount advanced to the shareholders over each period.

Foreign exchange losses. Revenue from research contracts and royalties are billed and collected in US dollars. Since EndoResearch functional currency is the Canadian dollar, foreign exchange losses arose primarily from the differences in foreign exchange rates at the time such revenue was collected.

Provision for income taxes. Prior to fiscal 2005 EndoResearch had recorded a tax provision (benefit) based on the statutory tax rate relative to the earnings (losses), and adjusted for book to tax income and expense differences. In fiscal 2005 EndoResearch determined that it was no longer more likely than not that certain future tax would occur and, accordingly recorded a valuation allowance against these future tax assets. In fiscal 2006 a valuation allowance was also recorded against the future tax assets, resulting in a net recording of no income tax provision or benefit.

BUSINESS

Overview

We are a biopharmaceutical company developing hormone therapies for the treatment and prevention of breast cancer and endocrine-related disorders, especially those affecting postmenopausal women and aging men. We are developing late-stage product candidates for the treatment and prevention of breast cancer and a variety of conditions affecting postmenopausal women. We plan to commence three Phase III clinical trials in the next twelve months. We are currently supporting a Phase III clinical trial being conducted in collaboration with an academic research institution evaluating one of our compounds. We anticipate that the net proceeds from this offering will be sufficient to fund two of our product development programs through the completion of currently planned Phase III clinical trials and, if data from these trials are positive, the filing of NDAs in the United States. Assuming favorable clinical trial results, we anticipate filing an NDA for one of these product candidates in 2008 and for the other in 2009.

We are developing acolbifene, our lead product candidate, for the treatment and prevention of breast cancer. Acolbifene belongs to a class of compounds known as selective estrogen receptor modulators, or SERMs. SERMs inhibit the stimulatory effect that the female sex hormone estrogen has on the growth of breast and uterine cancer. We believe acolbifene is particularly effective in blocking estrogens in both the mammary gland and uterus and offers other advantages over currently marketed breast cancer treatments. Many currently marketed estrogen inhibitors are associated with an increased risk of uterine cancer or bone loss and fractures. We intend to commence in the second half of 2007 a Phase III clinical trial with acolbifene for the treatment of advanced stage breast cancer in women who have not previously been treated with hormone therapy at the advanced stage. If data from this trial are positive, we intend to submit an NDA in the United States in 2009 for acolbifene as a first-line therapy for advanced-stage breast cancer. If additional financing is available, we anticipate commencing in the second half of 2008 a Phase III clinical trial treating women with advanced-stage breast cancer who have previously failed current hormone therapy. We also intend to conduct a Phase II study with acolbifene for the prevention of breast cancer. According to Frost & Sullivan, total worldwide sales of products for the treatment of breast cancer were approximately $6 billion in 2005.

Our second product candidate is dehydroepiandrosterone, known as DHEA. DHEA is a naturally occurring compound that is needed for the formation of both estrogens, or female hormones, and androgens, which are male hormones also present in women. We are developing DHEA for medical indications frequently affecting postmenopausal women and aging men. Upon completion of this offering, we will have license rights to nine U.S. patents and one U.S. patent application for the use of DHEA for a variety of indications in cancer and women’s health. We intend to commence in the first half of 2007 a Phase III clinical trial with DHEA for the treatment of vaginal atrophy. If data from this trial is positive, we intend to submit an NDA in the United States in 2008 for DHEA as treatment for vaginal atrophy. This disorder, which affects at least 50% of postmenopausal women, is characterized by vaginal dryness, burning, itching, inflammation, irritation and pain during intercourse, leading to decreased libido and sexual dysfunction. Vaginal atrophy is typically treated with hormone replacement therapies, including estrogen-based therapies. According to Frost & Sullivan, United States sales of hormone replacement therapies for menopausal symptoms were $1.9 billion in 2004. We are currently supporting a Phase III clinical trial for the use of DHEA in the treatment of loss of libido and sexual dysfunction in postmenopausal women being performed at Monash University in Australia.

We are also developing acolbifene and DHEA in combination as an alternative to traditional hormone replacement therapy, or HRT, to treat a variety of conditions afflicting postmenopausal women. These conditions, which include vaginal atrophy, loss of muscle mass and strength, type II diabetes, obesity, high cholesterol and bone loss, are believed to result from the decrease in both estrogen and androgen secretion associated with menopause and aging. Historically, these conditions have been treated with HRT, which generally uses estrogen replacement products. However, traditional HRT results in unwanted estrogen activity in other areas of the woman’s body, sometimes leading to serious side effects. Two recent studies, the Women’s Health Initiative and the Million Women Study, established that traditional HRT significantly increases a woman’s risk of breast cancer. Traditional HRT also does not compensate for the significant decrease in androgen levels experienced by women beginning in their thirties, which we believe is a cause of additional health problems in postmenopausal women. We believe that this combination therapy, which we call acolbifene + DHEA, will be active only in those tissues in which a therapeutic effect is desired, avoiding the side effects often caused by traditional HRT products. We expect to commence in the second half of 2007 a Phase III clinical trial using acolbifene + DHEA for treatment of vaginal atrophy. Following this trial, and subject to the availability of additional financing, we intend to commence a Phase III uterine safety study in the second half of 2008. If the uterine safety study is successful, we intend to submit an NDA in the United States by 2010 for acolbifene + DHEA as a TS-HRT for treatment of vaginal atrophy. According to Frost & Sullivan, the United States market for HRT was approximately $1.9 billion in 2004.

We plan to use the proceeds from this offering to fund and commence three Phase III clinical trials in the next twelve months. We also plan to seek additional financing to fund two more Phase III clinical trials in the second half of 2008. We are designing each of our Phase III clinical trials to support submissions for regulatory approval of our product candidates in the United States, Europe, Canada and other major markets. We intend to submit to the FDA Investigational New Drug applications, or INDs, for our three planned Phase III clinical trials. Previous clinical trials involving acolbifene were conducted pursuant to INDs filed by Schering in the United States and by the CHUL Research Center in Canada. Assuming the successful completion of these trials, we intend to submit NDAs to the FDA in the United States and make similar submissions in other jurisdictions to obtain marketing approval. We anticipate the expected proceeds from this offering will be sufficient to fund our development of acolbifene and DHEA through our intended submission of NDAs for acolbifene as a first-line therapy for advanced-stage breast cancer and DHEA for treatment of vaginal atrophy and loss of libido. However, this expectation is based on a variety of assumptions, such as concurrence by the FDA with our clinical protocols and favorable data from planned clinical trials. Many of these assumptions are beyond our ability to control. Despite our plans and intentions, our product candidates might not successfully complete the development process on our anticipated timeline, or at all. Our product candidates may never gain the required regulatory approvals in the United States, Europe or any other jurisdiction.

Our pipeline also includes preclinical compounds for the treatment of a variety of endocrine-related disorders, including acne, oily skin, male pattern baldness, prostate cancer and benign prostate enlargement. These product candidates act by blocking the access of androgens to the androgen receptors with an antiandrogen compound. Our pipeline also includes a preclinical-stage selective androgen receptor modulator, or SARM, for the treatment of muscle atrophy and bone loss in aging men and women.

Upon completion of this offering we will hold an exclusive, irrevocable worldwide, royalty-free license to 36 issued patents and 21 pending patent applications in the United States and corresponding issued patents and pending patent applications (including non-United States patents or applications claiming a common priority document as one of the United States patents or applications) in over 38 countries throughout the world relating to our product candidates. When we refer to our proprietary rights in intellectual property, we are referring to our rights under this license.

Schering has an option to manufacture, market and distribute acolbifene for breast cancer treatment and prevention and all other indications, alone or in combination with other products. If Schering exercises its option, we will be entitled to reimbursement from Schering for all of our development costs related to acolbifene and to milestone payments and royalties on net sales of that candidate worldwide.

We were founded in June 2006 as a wholly-owned subsidiary of EndoResearch Inc., a private drug discovery company located in Quebec City, Canada. EndoResearch was founded in 1985 and is controlled by Dr. Fernand Labrie. Dr. Labrie is our President, Chief Executive Officer and Chief Scientific Officer, as well as a member of our board of directors. Upon completion of this offering, EndoResearch will own in the aggregate     % of our issued and outstanding shares.

Our Competitive Strengths

We believe that our key competitive strengths include:

Significant Drug Development Experience. Dr. Labrie has extensive experience developing hormone therapies for the treatment of cancer. In 1977, he discovered that a class of compounds known as GnRH agonists can achieve chemical castration for the treatment of prostate cancer. In addition, he also developed combined androgen blockade, leading to the first treatment for prostate cancer shown to prolong life. These methods of treatment are now the standard of care in hormone therapy for prostate cancer worldwide. These compounds were commercialized through a collaboration with an international pharmaceutical partner in 1985. We intend to utilize on Dr. Labrie’s experience in guiding our development process and collaboration strategy.

Three Late-Stage Product Candidates. We are currently developing three late-stage product candidates for the treatment of multiple conditions affecting postmenopausal women. We plan to commence three Phase III clinical trials in the next twelve months using the expected net proceeds from this offering. If we obtain sufficient additional funding, we plan to commence two additional Phase III clinical trials in the second half of 2008. As a result, we believe that we have multiple opportunities to advance one or more of our product candidates to the NDA stage, although there can be no assurance that we will do so. We estimate that the total costs required to conduct the first three clinical trials, together with supporting the ongoing collaborative Phase III clinical trial with Monash University in Australia, will be approximately $47 million, comprised of approximately $33 million in direct costs and approximately $14 million in related infrastructure and supporting costs. We estimate total costs required to conduct the subsequent two Phase III clinical trials will be approximately $33 million, comprised of approximately $25 million in direct costs and approximately $8 million in related infrastructure and supporting costs. We plan to fund the first four trials with proceeds from this offering and the other two with the proceeds from subsequent public or private equity offerings, debt financings and corporate collaboration and licensing arrangements. We may not be able to obtain additional financing.

Large Market Opportunities. Our late-stage product candidates target breast cancer, vaginal atrophy and postmenopausal conditions. These are large markets offering significant opportunities for sales of our product candidates if approved for marketing by the FDA. However, our products may not be approved and if approved, be commercially successful.

Favorable Compound Profile. We believe that our product candidate acolbifene is the most potent and most tissue-specific inhibitor of estrogen activity of all known SERMs and has a favorable safety and tolerability profile compared to existing marketed therapies. Existing therapies are associated with an increased risk of uterine cancer or bone loss and fractures. We believe that acolbifene’s combination of potency and favorable safety profile positions it to become the standard of care if approved. We need to be cautious, however, since we have not yet shown in clinical trials that acolbifene is sufficiently safe and effective to support marketing approval.

Our Market Opportunity

Role of Hormones in Cancer and Postmenopausal Symptoms

Sex hormones are biochemical messengers responsible for the development of gender characteristics and reproductive functions, stimulating cell division in, and enabling the function of, the sex organs. The ovaries and testes produce sex hormones that are released into the blood stream, which carries them to tissues where their intended effects occur. Sex hormones are also produced locally from DHEA in these same target tissues. Despite the presence of hormones throughout the bloodstream, only those tissues possessing the appropriate receptors are affected. When the hormone binds to its specific receptor present in the targeted tissue, the hormone receptor initiates the process of cell division, resulting in tissue growth. For example, breast tissue growth occurs when estrogen binds to the estrogen receptors in breast tissue cells, stimulating their growth.

Unfortunately, the same mechanism that promotes normal tissue growth also stimulates the growth and metastasis of breast cancer cells. For example, estrogen has been found to stimulate the growth of breast cancer, uterine cancer and other diseases such as endometriosis, another harmful condition of the uterus. Preventing cell division in both normal and cancerous breast tissue cells by limiting the production of estrogen or interfering with its stimulation of cell growth represents a logical approach to the treatment and prevention of breast cancer.

Not only has an excess of estrogen been shown to be harmful in the case of breast and uterine cancer, the opposite condition, or lack of sex hormones, interferes with the normal functioning of the sex and other organs and has been found to cause many endocrine disorders. For example, women at menopause experience the end of natural estrogen production by the ovaries and a marked decline in the conversion of DHEA to androgen in peripheral tissues, such as bone and muscle. We believe that the lack of these hormones results in symptoms in postmenopausal women, including vaginal atrophy, hot flashes, type II diabetes, loss of muscle mass and strength, obesity, high cholesterol, loss of libido and sexual dysfunction, osteoporosis and other endocrine-related disorders.

Breast Cancer

Breast cancer is the most frequently diagnosed cancer and the second most common cause of cancer death in women. The American Cancer Society predicts that in 2007, 180,510 new cases of breast cancer will be diagnosed in the United States and 40,910 women will die from the disease. In a large proportion of cases, breast cancer has already spread outside the breast at the time of diagnosis, which makes treatment much more difficult and a cure virtually impossible.

Current treatment for breast cancer believed to be localized involves surgical removal of the tumor, often followed by radiation therapy. Due to the significant possibility that the cancer cells have already spread beyond the breast tissue at time of diagnosis, additional systemic post-surgical treatment, known as adjuvant therapy, is administered. Adjuvant therapy often consists of chemotherapy, but chemotherapy can have debilitating and even life-threatening side effects. Another form of adjuvant therapy is hormone therapy, which uses drugs that either decrease binding of estrogen to the estrogen receptor, inhibiting cell division and growth, or inhibit estrogen production to various degrees. Seventy-five percent of all breast cancers contain estrogen and/or progesterone receptors and are candidates for hormone therapy. According to Frost & Sullivan, total United States sales of adjuvant breast cancer therapies were approximately $3.2 billion in 2005.

SERMs comprise one class of drugs used in hormone therapy for breast cancer. SERMs, or selective estrogen receptor modulators, are characterized by their ability to inhibit estrogen action in some tissues while mimicking estrogen activity in other tissues. For example, tamoxifen, a SERM first used as a breast cancer therapy in the 1960s and the most commonly used hormone therapy for this disease in the past 30 years, inhibits estrogen from binding to the estrogen receptor in breast cancer tissue but produces an estrogen-like effect on the uterus. This tendency to mimic to various degrees the effect of estrogen in tissues outside the breast, stimulating cell growth, is a major limitation of tamoxifen since it leads to an increased risk of cancer, especially in the uterus. Tamoxifen has been shown to increase the risk of uterine cancer by stimulating cell growth in the uterus even as it inhibits tumor growth in the breast. For this reason, its use by a patient for more than five years is contra-indicated, or strongly discouraged. Another SERM, raloxifene, marketed by Eli Lilly as Evista, has been approved for treating postmenopausal osteoporosis. A five-year study evaluating the use of tamoxifen and raloxifene for the prevention of breast cancer, known as the STAR trial, determined that long-term administration of raloxifene, although reducing the risk of uterine cancer compared to tamoxifen, did not eliminate the risk of uterine cancer.

Another type of hormone therapy for breast cancer is based on other compounds which lack the specificity of action associated with SERMs. One class of compounds, known as aromatase inhibitors, works by inhibiting estrogen formation in all tissues and thus inhibiting cell growth in both normal and cancer cells. These compounds include anastrozole and letrozole. Another compound, fulvestrant, works by blocking the binding of estrogen to the estrogen receptors in all tissues, and is referred to as a “pure anti-estrogen.” Fulvestrant is marketed for the treatment of breast cancer by AstraZeneca under the brand name Faslodex and requires monthly intra-muscular injections. However, aromatase inhibitors and pure antiestrogens can produce effects similar to or worse than those experienced by postmenopausal women experiencing natural estrogen deprivation. For example, studies have shown that by inhibiting estrogen formation in all tissues, and bone tissue in particular, aromatase inhibitors give rise to an increased risk of osteoporosis and bone fractures, limiting the long-term use of these compounds.

Tamoxifen has proven the principle that a SERM can be efficacious in both the treatment and prevention of breast cancer. However, because tamoxifen has sufficient unwanted cancer risks in the uterus and its benefits on breast cancer are limited as a result of its administration being restricted to five years for health reasons, we believe tamoxifen is unsuitable for the long-term administration necessary for its use in a breast cancer preventive course of action. Other available preventive drug regimes also have unwanted risks. A recent study conducted by the Breast International Group, known as the BIG-1 Study, demonstrated that despite an improved efficacy of letrozole, an aromatase inhibitor, compared to tamoxifen as an adjuvant therapy for postmenopausal women in early stages of breast cancer, a higher incidence of skeletal and cardiac events as well as high cholesterol was found with letrozole. While clinical tests of letrozole and other aromatase inhibitors such as anastrazole and exemestane have shown the benefits of switching from tamoxifen to an aromatase inhibitor, these same studies have shown that, despite their relatively short-term duration, there is an increased incidence of bone fractures compared with using tamoxifen. Patients have also developed resistance or loss of response to all aromatase inhibitors. These results lead us to conclude that it is unlikely that generalized estrogen deprivation with the use of aromatase inhibitors or fulvestrant will be acceptable for the long-term use needed in any preventative drug regime in healthy women.

Vaginal Atrophy

Vaginal atrophy is characterized by a decrease in the thickness and function of the three layers of the vagina. The most common symptoms of vaginal atrophy are dryness, burning, itching, inflammation, irritation and pain during intercourse, leading to decreased libido and sexual dysfunction. Vaginal atrophy affects 50% of postmenopausal women from 50 to 60 years of age and 72% of women 70 years and older. Vaginal atrophy is typically treated with hormone replacement therapies, including estrogen-based therapies. According to Frost & Sullivan, U.S. sales of hormone remplacement therapies for menopausal symptoms were $1.9 billion in 2004.

The current treatment for vaginal atrophy includes estrogen taken orally or applied locally as creams, tablets or rings. However, this treatment has been shown to result in estrogen being absorbed into the blood. The increased level of estrogen in the blood permits estrogen to bind to the estrogen receptors in the breast and uterus, stimulating cell growth and resulting in higher risk of breast and uterine cancer.

Menopausal Symptoms and Tissue-Specific Hormone Replacement Therapy

Menopause is caused by the end of estrogen secretion by the ovaries and, according to our research, a 60% decrease in androgen production in women commencing in their thirties. The main symptoms of menopause include vaginal atrophy, hot flashes, loss of muscle mass and strength, type II diabetes, obesity, increased serum cholesterol, loss of libido and sexual dysfunction and osteoporosis. We estimate that the domestic market for hormone replacement therapy to treat symptoms associated with menopause was over $5 billion in 2004. According to Datamonitor, the worldwide market for drug therapies to treat osteoporosis alone was approximately $8 billion in 2003 and is forecasted to grow to $17.9 billion by 2014.

To date, treatment for menopausal symptoms has consisted principally of traditional HRT, using a combination of estrogen and progestin, a synthetic progesterone derivative. Progestin is added to protect patients from the risk of uterine cancer associated with long-term estrogen exposure. However, progestin has its own harmful side effects, including abnormal uterine bleeding and increased risk of breast cancer. Traditional HRT has been seriously questioned or abandoned by many women as a result of recent studies showing a connection between traditional HRT and breast cancer. The Women’s Health Initiative Study, or WHI Study, completed in 2002 indicates that traditional HRT is linked to an increased risk of breast cancer. In the Million Women Study published in 2003, women using estrogen alone experienced a 30% increased risk of breast cancer and women using both estrogen and progestin experienced a 100% increased risk. As a result of these studies, we believe that many women have determined that the benefits of traditional HRT do not outweigh the increased risks of cancer these studies support.

Our Product Candidates

We are developing hormone therapies for the treatment and prevention of breast cancer and endocrine-related disorders.

The following table summarizes certain information regarding our product candidates and our development program status. We are designing each of our Phase III clinical trials so that they will support submissions for regulatory approval of our product candidates in the United States, Europe, Canada and other major markets. To date, no NDA has been submitted to the FDA or any other drug regulatory agency with respect to any of our product candidates, and therefore no regulatory agency has determined whether our product candidates are safe or effective.

Product Candidate	Indication	Status
Acolbifene	Breast cancer (first-line therapy in advanced disease)	Phase III trial expected to start second half of 2007 in the United States, Canada and Europe

Acolbifene	Breast cancer (hormone therapy failure)	Phase III trial expected to start second half of 2008 in the United States, Canada and Europe††

Acolbifene	Breast cancer prevention	Phase II trial in collaboration with the University of Kansas Medical Center expected to start second half of 2007

DHEA	Vaginal atrophy	Phase III trial expected to start first half of 2007 in the United States and Canada

DHEA	Loss of libido and sexual dysfunction in postmenopausal women	Phase III trial ongoing in Australia in collaboration with Monash University

Acolbifene + DHEA	Postmenopausal indications • vaginal atrophy	Phase III trial expected to start second half of 2007

Acolbifene + DHEA*	Uterine safety and postmenopausal secondary indications* • type II diabetes • loss of muscle mass • fat accumulation • high cholesterol • osteoporosis	Phase III trial expected to start second half of 2008*††

Preclinical Compound	Indication	Status

Antiandrogen EM 6537	Acne, oily skin and male pattern baldness	Phase I trial expected to start second half of 2008††

Antiandrogen EM 5854	Prostate cancer	Phase I trial expected to start second half of 2009††

Antiandrogen EM 4350	Benign prostatic hyperplasia	Phase I trial expected to start second half of 2009††

SARMs EM 8420	Muscle loss and osteoporosis in men and women	Phase I trial expected to start second half of 2009††

*	We expect that completion of the uterine safety study will be necessary to apply for an NDA for acolbifene + DHEA as TS-HRT for vaginal atrophy.
††	Commencement of these trials is subject to adequate financing being available.

Our projections as to the timing of our proposed clinical trials and our intended submissions to the FDA set forth in this “Business” discussion assume that we are fully funded. To be fully funded, we will need to raise capital in addition to the proceeds from this offering. If we do not receive sufficient funding, we will have to alter our intended operations slowing the progress of our development programs and the achievement of our operational goals, as discussed elsewhere in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Acolbifene for Treatment of Breast Cancer

We are developing acolbifene as a treatment for advanced breast cancer, both as a first-line treatment in advanced disease and as a therapy for patients who have developed resistance to hormone therapy. Acolbifene is a SERM that we believe is more potent and tissue-specific in blocking estrogen activity than currently available SERMs and pure antiestrogens. Acolbifene has a very high affinity for the human estrogen receptor. Research by EndoResearch has shown acolbifene to be 1.5 to 3 times more potent than estradiol, the most potent naturally-occurring estrogen, in binding to the estrogen receptor in human breast cancer and normal uterine tissue. These data were derived from in vitro tests known as estrogen binding assays. These tests investigate the affinity of molecules for the estrogen receptor. In these tests, the Ki value for acolbifene was 0.047 µm, while for estradiol the Ki value was 0.138 µm. This means that in this test, acolbifene was three times more potent than estradiol in binding to the estrogen receptor. The P value in these tests was 0.01, indicating that the results are statistically significant. In other estrogen binding assays conducted with human breast cancer tissue, we observed acolbifene to be five times more potent than the active metabolite of tamoxifen and 250 times more potent than tamoxifen itself. More importantly, we believe that acolbifene is the only SERM that does not exert any estrogenic activity of its own in the breast and uterus. Acolbifene has been shown to have good oral bioavailability in humans and to date has been generally well tolerated and has not demonstrated any significant safety issues. These findings are not, however, determinative of acolbifene’s safety or effectiveness. The FDA has not concluded acolbifene to be safe or effective. There have been no submissions yet of an NDA for acolbifene with the FDA or any other drug regulatory agency, since Phase III studies such as those we have planned are required.

Mechanism of Action. According to our research and that of others, the estrogen receptor can be activated by two independent pathways, which we describe below and in the accompanying diagram.

Estrogen pathway. Estrogens, including estradiol, the most potent natural estrogen, activate the estrogen receptor by binding to a specific location on the estrogen receptor molecule. When estradiol binds to the receptor molecule, this molecule’s three-dimensional structure changes, allowing it to cause cell division. Repeated cell division results in tissue growth. Acolbifene has a very high affinity for the estrogen receptor and competes efficiently with estradiol. It binds strongly to the estrogen receptor, but does not itself activate the receptor molecule, so that cell division is not triggered. If the receptor molecule is occupied by acolbifene, estradiol cannot bind to the receptor, and cell division is blocked. Tamoxifen, the most commonly used SERM treatment for breast cancer, also inhibits this action by estradiol, but with less affinity for the estrogen receptor than acolbifene.

Kinase pathway. Through another biochemical mechanism known as the kinase pathway, the estrogen receptor can be activated even in the absence of estrogen. When specific growth factors stimulate enzymes known as kinases, a phosphate group is transferred to the estrogen receptor molecule in a process called phosphorylation. This process is illustrated in the diagram below, where growth factors such as EGF, ERB2 or NEU cause the kinase molecule to add a phosphate to the estrogen receptor. Once this phosphate group is added to the receptor, cell division is stimulated. We believe that this activation of the estrogen receptor through the kinase pathway is one possible explanation for the development of resistance to hormone therapy by most cancer patients. As tamoxifen and aromatase inhibitors do not block this pathway, continued growth of breast cancer cells occurs. Acolbifene, on the other hand, potently inhibits growth factor-stimulated phosphorylation of the estrogen receptor.

Legend to Diagram
E2	estradiol
EGF	epidermal growth factor
ERB2	erythroblastic leukemia viral oncogene homolog growth factor
NEU	neuroblastoma/glioblastoma- derived oncogene homolog growth factor
ER	estrogen receptor

We believe that acolbifene’s demonstrated ability to inhibit both pathways, resulting in more complete inhibition of cancer cell growth, is a major differentiator from the most frequently used hormone therapies, which only inhibit the estradiol pathway, leaving the kinase pathway open to stimulate continued tumor growth.

Phase III Trial Results. In 1999, Schering conducted a Phase III clinical trial in the United States to compare the effect of acolbifene and anastrazole, an aromatase inhibitor marketed by AstraZeneca as Arimidex, on 228 breast cancer patients who had previously failed treatment with tamoxifen. This was a prospective, double-blind, placebo controlled, randomized trial comparing two doses of acolbifene, at 20 or 40 mg/day, with the standard dose of anastrozole, at 1 mg/day. The primary endpoint was to compare the progression-free survival, or PFS, between two doses of acolbifene and anastrozole. Statistical superiority could be demonstrated if the median PFS was at least 33% greater in the acolbifene group as compared to anastrozole.

An interim safety and efficacy analysis was performed after 90 days. Conclusions concerning the safety and tolerability of acolbifene were as follows:

•

Treatment with acolbifene was well tolerated, with most adverse events mild to moderate in severity. Three patients experienced severe adverse events requiring hospitalization. One of these was treated for hypercalcemia associated with dehydration. Another patient, who had a prior history of lower limb venous insufficiency and hypertension, was hospitalized for phlebitis. The third patient, who had a prior history of hypertension and retinal discopathy, was hospitalized for unilateral retinal artery thrombosis. These events were not considered to be drug-related, in part because they were either consistent with the disease being treated in the clinical trial or were consistent with other existing or previous medical conditions.

•

Overall incidence of hot flashes, a side effect of SERMs and aromatase inhibitors, was 15% for the 20 mg/day dose of acolbifene, 18% for the 40 mg/day dose of acolbifene and 20% with the standard dose of anastrozole.

Interim efficacy results demonstrated clinical evidence of anti-tumor activity with acolbifene treatment in patients who had failed treatment with tamoxifen. Median progression free survival was 3.19 months for acolbifene at the 20 mg/day dose, 4.11 months for acolbifene at the 40 mg/day dose, and 4.01 months for anastrozole administered orally. However, the data analyzed at this 90-day median follow-up did not suggest a significant difference between the treatment groups. While at this early stage of the trial acolbifene did not appear different from anastrozole, the trial was terminated because the protocol had a superiority endpoint as its original objective, and the efficacy data of the interim analysis performed was not indicative of an ultimate finding of superiority of acolbifene. Subsequent learning in the medical community suggests that the superiority endpoint was too aggressive in the patient population enrolled in the study. Medical researchers now know that factors other than estrogens, especially growth factors, play an important role in the growth of cancer in this patient population. In contrast, our first proposed Phase III clinical trial using acolbifene will be conducted in breast cancer patients who have not previously been treated with hormones at the advanced stage. Our second proposed clinical trial involving advanced-stage breast cancer patients who previously failed hormone therapy as currently designed has an equivalence endpoint, which we believe could be adequate for marketing approval because of acolbifene’s tolerability compared to other hormone therapies.

Planned Phase III Trial (Acolbifene as first-line treatment in advanced disease). We expect to commence in the second half of 2007 a Phase III clinical trial of acolbifene therapy for advanced breast cancer in patients not previously treated with hormones at the advanced stage. We expect to conduct this study at multiple clinical sites in the United States, Canada and Europe. This trial will compare the effect of acolbifene to that of letrozole, an aromatase inhibitor marketed by Novartis under the name Femara that has shown some superiority compared to tamoxifen. In addition, based upon preclinical data that showed benefits in combining a pure antiestrogen with an aromatase inhibitor compared to using each compound alone, we also intend to compare in this trial the effect of acolbifene with a third group of patients receiving both acolbifene and letrozole. We expect that the protocol for this Phase III trial will provide for:

•	three groups of 425 patients each, with one group receiving acolbifene, a second group receiving letrozole and the third group receiving both acolbifene and letrozole;

•	randomized, double-blind testing with single 20mg/day dose of acolbifene and 2.5 mg/day dose of letrozole administered orally; and

•	a primary endpoint of time to progression, with survival as a secondary endpoint.

Planned Phase III Trial (Acolbifene in hormone therapy-resistant patients). We intend to commence in the second half of 2008 a Phase III clinical trial with acolbifene for the treatment of advanced breast cancer in patients who previously failed therapy with tamoxifen, raloxifene or an aromatase inhibitor. Historically, a majority of patients with advanced-stage breast cancer eventually stop responding to treatment with tamoxifen or aromatase inhibitors, resulting in a pressing need for a next-line treatment option. Moreover, we have observed in prior clinical trials (including the acolbifene Phase III trial described above) that patients who have failed tamoxifen have responded to acolbifene.

In our planned clinical trial, which we intend to conduct at multiple sites in the United States, Canada and Europe, we will compare acolbifene and fulvestrant as a treatment for this population of breast cancer patients. We will compare acolbifene to fulvestrant because this patient population has been shown in third-party clinical trials to respond to fulvestrant. The protocol for this Phase III trial will provide for:

•	two groups of 425 patients each, with one group receiving acolbifene and the other receiving fulvestrant;

•	randomized, double-blind testing with single 20mg/day dose of acolbifene administered orally or 250mg dose of fulvestrant injected intramuscularly once a month; and

•	the primary endpoint will be time to progression, with survival as a secondary endpoint.

Phase II Clinical Trial Results. A Phase II clinical trial involving 43 patients was conducted in Canada to measure the effect of acolbifene in postmenopausal women with advanced breast cancer. Patients enrolled in this trial included those that progressed after an initial response to tamoxifen and those who experienced a progression of their cancer after tamoxifen was given as adjuvant to surgery. The study objective was to determine the safety, tolerability and efficacy of acolbifene. In addition, the study was intended to establish the correlation between oral dose and blood levels of acolbifene. At the conclusion of the trial, a total of five patients had a positive response to therapy with acolbifene, for a response rate of 12%. Of these responders, one was classified as having a complete response, defined as the clinical disappearance of the tumors, and the others were classified as having a partial response, defined as greater than 50% decrease in tumor volume. Ten patients, or 23.2%, had no significant change in tumor volume for at least three months, and seven patients, or 16%, had no significant change in tumor volume for at least six months. The remaining patients’ tumors continued to progress.

These results are comparable to the activity seen with the aromatase inhibitors anastrazole, letrozole and exemestane. No clinically significant treatment-related adverse events were observed in the trial. The overall incidence of hot flashes was relatively low at 16%, and none of the patients complained of vaginal dryness or altered libido.

Phase I Clinical Trial Results. Six Phase I clinical trials involving 163 patients have been completed in Canada to assess the single and multiple-dose pharmacokinetics and safety of acolbifene. In these trials, acolbifene was well tolerated, with no safety issues observed.

Efficacy with Human Breast Cancer Tumors in Animals. A preclinical study in nude mice bearing human breast cancer tumors demonstrated acolbifene as a more effective estrogen blocking agent than other SERMs such as tamoxifen, toremifene or raloxifene. As illustrated below, in another preclinical study using nude mice bearing human breast cancer tumors, acolbifene was observed to cure 61% of the human breast cancer tumors nine months after start of treatment. In contrast, tumor volume had increased by about 500% in the control group receiving only estrogen.

Acolbifene for Prevention of Breast Cancer

Since breast cancer has already metastasized in a large proportion of cases at the time it is diagnosed, an efficient and well tolerated prevention strategy is needed. We are also developing acolbifene for use in the prevention of breast cancer initially in premenopausal women who are at high risk for breast cancer.

Planned Phase II Clinical Trial. We are supporting a Phase II clinical trial sponsored by the United States National Cancer Institute, which will be conducted at the University of Kansas Medical Center. This open-label clinical trial is planned to start in the second half of 2007. Acolbifene will be taken at 20 mg/day dose for six months by 44 pre-menopausal women at high risk of breast cancer, including women with mutations of the BRCA-1 or BRCA-2 gene. Histologic examinations following fine needle aspiration will be performed before and after treatment. The primary endpoint for this trial is change in Ki67 expression, a marker of cell proliferation, which should be inhibited by acolbifene. Mammographic density of the breast tissue will also be studied as a secondary endpoint. The IND for this trial will be held by the University of Kansas Medical Center. We have an exclusive license for business and regulatory purposes to all of the clinical data and findings, including case reports, generated from this trial.

DHEA for Treatment of Vaginal Atrophy

We are developing DHEA for the treatment of vaginal atrophy. DHEA is a naturally occurring steroid produced by the adrenal glands. After cholesterol, it is the most abundant steroid in the human body. DHEA is a required intermediary for the natural production of androgen and estrogen. We have found that DHEA secretion and the total amount of androgen in the body are reduced by approximately 60% at the time of menopause, which we believe plays a role in a series of endocrine-related disorders, found at menopause including vaginal atrophy. We seek to compensate for this deficiency through oral, topical or local administration of DHEA. We believe compensating for the loss of DHEA will enable androgen and estrogen synthesis to continue at appropriate levels in those specific tissues where sex hormones are required to maintain normal bodily functions.

Mechanism of Action. DHEA, whether taken orally, applied on the skin or administered locally, permits formation of both androgen and estrogen in the vagina with only a small release of these hormones into the blood. Because of its ability to be transformed locally into both estrogen and androgen, DHEA exerts a beneficial effect not only on the superficial vaginal mucosa but on all three layers of the vaginal wall: inducing mucification of the epithelium, or superficial layer of the vaginal mucosa; increasing the density of the collagen fibers in the second layer which provide strength to the vaginal wall; and stimulating the muscular third layer of the vagina. We believe that because DHEA can metabolize into both estrogen and androgen in all three layers of the vagina, it is superior to previous treatments. Prior treatments involving estrogen replacement only affected the outer layer of the vagina and, more importantly, introduced estrogen into the blood stream, affecting the rest of the body and resulting in increased risk of breast and uterine cancer.

Planned Phase III Trial. We intend to commence during the first half of 2007 a prospective, randomized, placebo-controlled Phase III clinical trial of DHEA in postmenopausal women suffering from vaginal atrophy. We expect to conduct this study at multiple clinical sites in the United States and Canada. In this study, patients will receive over a three-month period either a placebo or increasing concentrations of DHEA, each administered locally in the vagina. The effects will be measured on a scale known as the maturation index, which measures cell stimulation in the vagina by sex hormones, and intravaginal pH. Patients will also complete a questionnaire designed to assess the effect on symptoms related to vaginal atrophy and sexual function. The expected protocol for this clinical trial will involve, in part, four groups of 50 patients each, receiving daily for three months an intravaginal suppository containing placebo or 0.5%, 1.0% or 1.80% DHEA.

Phase II Trial Results. A Phase II trial was completed in 1997 in Canada to study the effects of DHEA administration on vaginal tissue in fifteen women aged 60 to 70. A 10% DHEA cream was applied on the skin once daily for twelve months. Responses were measured using the maturation index. Of the enrolled participants, ten women had vaginal superficial layers that had completely atrophied prior to treatment. After three months of treatment with DHEA, the atrophy was completely corrected in eight of the ten women. In the three women enrolled with partial vaginal atrophy at the start of treatment, complete reversal of atrophy was observed at three months. In the remaining two women, the maturation index was normal at enrollment and remained unchanged. Treatment was well tolerated, with no safety issues observed.

Phase I Trial Results. Multiple Phase I clinical trials were performed in Canada to determine DHEA formulations that would permit serum DHEA and the resulting estrogen and androgen to remain within concentrations found in healthy premenopausal women. Application of DHEA orally and on the skin with cream or gel to groups of postmenopausal women aged 60 to 70 years yielded only small or not biologically significant changes in circulating levels of testosterone or estradiol, two commonly derived steroids. In these trials, blood analysis of changes of serum steroid levels showed that DHEA was transformed into active androgen and estrogen in peripheral tissues with only small or no significant release of the active steroids in the circulatory system.

DHEA for Treatment of Decreased Libido and Sexual Dysfunction

In a collaborative study with Monash University in Australia, we are supporting the development of DHEA for the treatment of decreased libido and sexual dysfunction. As women and men age, they experience a decline in androgen activity, which is believed to be linked to decreased libido and sexual dysfunction. Using testosterone or other androgens to counter this decline has the unwanted effect of distributing androgen to tissues of the body other than the targeted tissues, resulting in increased incidences of acne and hirsutism, or excess body hair, especially in women. We believe that an approach that compensates for the deficiency of DHEA in specific tissues rather than supplementation with systemic androgen that reaches all tissues has the advantage of DHEA-induced androgen production limited to only those tissues in need of androgen. Administration of DHEA results in DHEA being circulated in the bloodstream to the brain, where it can be locally transformed into androgen and estrogen. Presence in the brain of these hormones is believed to be associated with sexual desire and libido.

Ongoing Phase III Trial. A Phase III clinical trial was started in the first quarter of 2006 to evaluate the efficacy and safety of oral DHEA therapy for postmenopausal women on sexual function, among other indications. This 52-week study, being conducted at Monash University Alfred Hospital in Australia with our support, is a 240 women, randomized, double-blind, placebo-controlled, parallel-group test evaluating the effect of DHEA, at 50 mg/day taken orally, on sexual function. The primary endpoint is restoration of sexual function measured by responses to patient questionnaires submitted to the participants. We have an exclusive license for business and regulatory purposes to all of the clinical data and results generated from this trial.

Acolbifene + DHEA for Treatment of Postmenopausal Indications

Findings from the WHI Study and the Million Women Study indicate the need for an alternative to traditional HRT. Our research indicates that administration of acolbifene + DHEA potentially provides complementary beneficial effects not present with the use of either compound alone. Our approach, which we call tissue-specific hormone replacement therapy, has the potential to address a number of serious health conditions experienced by postmenopausal women.

Rationale for the Combination. Traditional HRT consists of a combination of estrogen, to alleviate menopausal symptoms, and progestin, a synthetic form of progesterone, to protect the uterus from the increased risk of cancer caused by the estrogen component. However, the effects of systemic circulation of both estrogen and progestin have been shown to increase the risk of breast cancer and cause uterine bleeding. Our approach uses DHEA to produce estrogen and androgen locally and exclusively in tissues in need of those hormones, compensating also for the loss of androgen, which we have found is experienced by women starting in their thirties. We further believe that our use of acolbifene should decrease the increased risk of breast and uterine cancer to which women are exposed as they age through and beyond menopause. We expect that, at least initially, this therapy would be in the form of the two products, DHEA and acolbifene, co-prescribed by the patient’s physician for concurrent administration.

Planned Phase III Trial. We intend to start a three-month prospective, randomized placebo controlled Phase III clinical trial in the second half of 2007 to examine the effect of acolbifene + DHEA on vaginal atrophy. We believe this indication represents the fastest and most reliable approach for obtaining regulatory approval. We expect to conduct the three-month study at multiple clinical sites in the United States and Canada. The primary endpoint will be the maturation index, a measurement of cell stimulation in the vagina by sex hormones and intravaginal pH. The protocol design contemplates enrollment of six groups of 50 women each, with one group to receive DHEA administered orally, one group to receive DHEA administered on the skin, one group to receive acolbifene administered orally, one group randomized to receive acolbifene + DHEA both administered orally, one group to receive DHEA administered on the skin and acolbifene orally and one group to receive corresponding placebos. We intend to follow up this trial with a twelve-month Phase III uterine safety study planned to start in the second half of 2008. In this study, three groups of 200 women will be evaluated, with the primary endpoint being the absence of abnormal changes in the uterus compared to the group receiving placebo, as measured following tissue biopsy. The Phase III uterine safety plan is intended by us to support regulatory approval for acolbifene + DHEA in the specified indication.

We intend to examine the following secondary endpoints:

•	loss of muscle mass and strength—muscle mass measured by CT scan and strength testing;

•	type II diabetes—change in blood glucose and insulin levels;

•	obesity and fat accumulation—changes in fat mass, as measured by CT scan;

•	high cholesterol—change in serum cholesterol levels; and

•	osteoporosis—change in bone density and markers of bone formation and turnover.

Our research and that of others indicate that our proposed combination may be particularly effective in these indications. For example, for the prevention and treatment of osteoporosis, DHEA has been shown in preclinical and clinical trials to cause an increase in bone formation, an effect which cannot be expected with the currently available treatments such as SERMs, estrogens, bisphosphonates or calcitonin, which only act to limit the decrease in bone loss. Preclinical studies indicate that acolbifene inhibits bone resorption and is at least ten times more potent than raloxifene, a current treatment of osteoporosis marketed by Lilly as Evista, in protecting against bone loss. We believe the combination of both compounds could provide greater benefits than provided by either compound alone, including stimulation of bone formation by the anabolic component of DHEA, an effect not achieved with current treatments.

Antiandrogen Compound for Treatment of Acne, Seborrhea and Androgenic Alopecia

Excessive levels of androgens correlate strongly with acne, seborrhoea, or oily skin, hirsutism, or excess body hair, and androgenic alopecia, or male pattern baldness. We believe that these conditions can be treated successfully by the topical or local application of androgen blockers called antiandrogens.

Mechanism of Action. Because activation of the androgen receptor is an obligatory step in the action of androgens in the sebaceous glands and hair, we expect that antiandrogens with pure antagonistic activity could block more efficiently the attachment of androgen to the androgen receptor in those tissues and thus decrease sebum production, acne and hair loss.

Planned Phase I Clinical Trial. As part of our preclinical pipeline, we are developing topically applied compounds that act potently at the site of application. If further preclinical work is successful and funding is available, we anticipate entering a Phase I clinical trial in the second half of 2008 designed to determine their absorption and tolerability characteristics.

Antiandrogen Compounds for Treatment of Prostate Cancer

Prostate cancer is the most frequently diagnosed cancer and the second leading cause of cancer death in men in North America. One in eight men will be diagnosed with prostate cancer during his lifetime. The American Cancer Society predicts that 27,050 men will die from prostate cancer in the United States in 2007. Frost & Sullivan estimates the worldwide hormonal treatment for prostate cancer to be $2.6 billion in 2006.

The standard hormonal therapy for prostate cancer is combined androgen blockade, in which medical castration using GnRH agonists, or gonadotropin hormone releasing hormone agonists, is combined with the administration of a pure antiandrogen. Worldwide sales of GnRH agonists and pure antiandrogens have been approximately $4 billion a year since 1990. Research indicates that long-term control or cure of localized prostate cancer can be obtained in at least 90% of patients through use of combined androgen blockade. This success is believed to be related to early diagnosis and treatment, especially in the form of hormone therapy discovered and developed by Dr. Labrie. The three currently available non-steroidal antiandrogens bicalutamide, flutamide and nilutamide have low activity, requiring large amounts of the drug to be administered with the risk of harmful side effects, including gastrointestinal disturbances and liver toxicity, which necessitate limiting the dosage which can be used. We believe that more potent antiandrogens would improve the success of hormone therapy in treating prostate cancer.

Mechanism of Action. Antiandrogens block the access of androgens to the androgen receptor in the normal prostate and prostate cancer tissues, causing cell atrophy, apoptosis and death.

Preclinical Studies. Our preclinical pipeline includes a panel of antiandrogenic compounds tested for their ability to bind the androgen receptor and inhibit the growth of androgen-sensitive mouse carcinoma cells by dihydrotestosterone or DHT, the most potent natural androgen. We have compounds found to be over 500 times more potent than the presently available antiandrogens flutamide, nilutamide and bicalutamide, as measured by the affinity of the compounds for the androgen receptor and their potency in in vitro models of prostate cancer. If further clinical studies are successful and funding is available, we plan to conduct Phase I clinical trials in the second half of 2009 evaluating the safety of one or more of these compounds.

Antiandrogen Compound for Treatment of Benign Prostatic Hyperplasia

Benign prostatic hyperplasia, or BPH, is an enlargement of the prostate, which interferes with the flow of urine. According to the National Health Institute, more than 50% of aging men suffer from this condition. Frost & Sullivan forecasts the United States market for the treatment of BPH will be approximately $3.1 billion by 2010. Symptoms include frequent urination, urgency to urinate and urine leakage or incontinence. These symptoms often interfere with the activities of daily living and are responsible for poor quality of life, including sleep deprivation related to the need to urinate frequently during the night. Surgery is frequently needed to remedy recurrent urinary tract infections and, in some instances, obstruction of the bladder.

Drugs currently used for the treatment of BPH include 5a-reductase inhibitors designed to prevent the transformation of testosterone, a weak androgen, into DHT. Other treatments use drugs known as alpha-adrenergic receptor blockers to reduce the contraction of the muscles surrounding the bladder neck. In addition to the limited efficacy of these drugs, alpha-adrenergic receptor blockers can induce dizziness, hypotension and weakness while 5a-reductase inhibitors have been associated with decreased libido and risk of erectile dysfunction and abnormal ejaculation.

Mechanism of Action. Our antiandrogens are designed to block access of both testosterone and DHT to the androgen receptor by developing a more potent antiandrogen. If further clinical studies are successful, we believe that this strategy could result in a more rapid and more efficient approach to the treatment and prevention of BPH.

Preclinical Studies. Our preclinical pipeline includes highly potent antiandrogens. These compounds are approximately 500 times more potent in vitro than the currently available antiandrogens. If further preclinical studies are successful and funding is available, we plan to conduct Phase I clinical trials in the second half 2009 evaluating the safety of one or more of these compounds.

SARMs for Treatment of Osteoporosis and Loss of Muscle Mass and Strength

SERMs, such as acolbifene, can block the effect of estrogen in selected tissues, such as the breast and uterus, while at the same time mimicking the effect of estrogen in other specific tissues, such as the bone and liver. We believe that the same strategy applied to the androgen receptor could alleviate the undesirable androgenic or stimulatory effects on the prostate and other tissues, such as the skin on hair growth and, at the same time, permit the desired anabolic or stimulatory effects on the bone and muscle. Compounds with these selective properties are called SARMs, or selective androgen receptor modulators. For example, a SARM having anabolic effects in the bone might permit increased bone formation without adversely affecting the prostate. Likewise, a SARM having anabolic effects in the muscles might prevent loss of muscle mass, strength and endurance, a condition called sarcopenia, which affects many aging women and men, leading to falls and bone fractures.

Preclinical Studies. Our preclinical pipeline includes compounds having potent SARM characteristics or tissue-selective androgenic or anabolic activity. These compounds exert a strong stimulatory effect on the muscle in the experimental animal model with no or minimal effects on the prostate. If further preclinical work is successful and funding is available, we plan to conduct Phase I clinical trials in the second half of 2009 evaluating the safety of one or more of these compounds.

Our Business Strategy

We intend to:

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Focus on acolbifene for breast cancer. Following this offering, we intend to commence a Phase III clinical trial to evaluate acolbifene as a hormone therapy for advanced-stage breast cancer patients who have never received hormone therapy at the advanced stage of the disease. A second Phase III clinical trial is planned to start in the second half of 2008 in patients who have previously failed hormone therapy, if adequate funding is available. If data from these trials are positive, we intend to submit NDAs in the United States by 2009 for acolbifene as a first-line therapy for advanced-stage breast cancer using the proceeds from this offering and, if additional financing is available, in 2011 for acolbifene for treatment of breast cancer patients who have previously failed other hormone therapy following completion of clinical trials to be funded by such additional financing. We also intend, in collaboration with the University of Kansas Medical Center Research Institute, to commence in the second half of 2007 a Phase II clinical trial to evaluate the use of acolbifene in the prevention of breast cancer.

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Acquire or license additional therapies. We know of additional compounds that would complement our current development pipeline. We may seek to acquire or license complementary product candidates or technologies. We are not currently party to any material acquisition agreements, though, and we may not be able to acquire additional products or technologies.

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Leverage the services of opinion leaders in cancer, women’s health and aging. Our Board of Directors and Scientific Advisory Board include respected members in the field of cancer research, women’s health, aging and drug development. We will seek to leverage their expertise and relationships to guide our development process and optimize our strategy.

Intellectual Property

Overview

Our success will depend on our ability to maintain a proprietary position in our products and product candidates through rights in patents and trade secrets. We rely upon licensed rights in patents as well as trade secrets, know-how, technology and ongoing innovation to develop and maintain our competitive position. We plan to aggressively protect and defend our rights to the intellectual property used in relation to our product candidates.

We do not own any patents but instead will acquire, effective upon completion of this offering, and subject to Schering’s rights and other qualifications described elsewhere in this prospectus, an exclusive, irrevocable worldwide royalty-free license from EndoResearch to all of its intellectual property, know how and technology with respect to the development, use and sale of our product candidates in the medical indications referenced in this prospectus. Our licensed intellectual property consists of 36 issued patents and 21 pending patent applications in the United States, including the following patent and patent applications for which we have been granted exclusive rights with respect to our product candidates and their specified indications:

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one composition-of-matter patent claiming acolbifene as a compound which expires in January 2021 and two additional composition-of-matter patents covering classes of compounds (including acolbifene) expiring in 2012 and 2017. Expiration dates for all these patents are subject to payment of maintenance fees and subject to other term-shortening events;

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nine patents and one patent application directed to the use of DHEA in the treatment of breast cancer, endometrial cancer, ovarian cancer, uterine cancer, insulin resistance, diseases of the vaginal layers, dyspareunia, sexual dysfunction, physical symptoms of menopause, loss of libido, loss of muscle mass, fatigue and loss of energy, loss of memory associated with aging, urinary incontinence, hypogonadism and osteoporosis. The earliest-expiring patents will not expire before 2015, subject to payment of maintenance fees and subject to other term-shortening events. The expiration date of the pending application, if it is granted, cannot be determined prior to grant. The patents related to urinary incontinence and loss of libido are limited by requirements that certain blood levels be achieved. The patent related to breast cancer, endometrial cancer, insulin resistance, loss of muscle mass, physical symptoms of menopause, fatigue or loss of energy, and loss of memory associated with aging, is limited by several requirements including, but not limited to, use of a defined transdermal or transmucosal pharmaceutical and achievement of defined blood levels;

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three patents and seven patent applications specifically or generically directed to the use of acolbifene + DHEA for the treatment of breast cancer, endometrial cancer, ovarian cancer, uterine cancer, vaginal atrophy, vaginal dryness, dyspareunia, sexual dysfunction, loss of muscle mass, high cholesterol, atherosclerosis and osteoporosis in women. The issued patents expire in 2018, subject to payment of maintenance fees and subject to other term-shortening events. The expiration date of the pending applications, if any are granted, cannot be determined prior to grant; and

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one patent and one application generically covering the use of acolbifene + DHEA in the treatment of insulin resistance and/or obesity in men. The issued patent expires in January 2021, subject to payment of maintenance fees and subject to term-shortening events. The expiration date of the pending application, if it is granted, cannot be determined prior to grant.

Because some of the foregoing licensed patents or applications include claims to multiple types of subject matter, a single patent or application may be mentioned more than once in the foregoing summary.

There are corresponding patents or patent applications (including non-United States patents or applications claiming a common priority document as one of the above-described United States patents or applications) filed in the following countries: Argentina, Australia, Brazil, Canada, China, Europe (Austria,

Belgium, Denmark, France, Germany, Great Britain, Greece, Ireland, Italy, Luxembourg, Monaco, Portugal, The Netherlands, Spain, Sweden, Switzerland), Finland, Hong Kong, Hungary, Indonesia, Israel, Japan, New Zealand, Malaysia, Mexico, Norway, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, and Turkey. These patents and patent applications include claims for:

•	acolbifene as a compound, a pharmaceutical composition and for medical uses, expiring in July 2020, subject to payment of maintenance fees and subject to other term-shortening events;

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DHEA for pharmaceutical compositions used in the treatment of the diseases and conditions identified above regarding the Company’s U.S. patents and applications and, where allowed under the patent laws of a given country, for treatment of those diseases and conditions, with expiration dates ranging from January 2014 to October 2025, subject to payment of maintenance fees and subject to other term-shortening events; and

•

combination of acolbifene and DHEA for pharmaceutical compositions and treatments disclosed above in the U.S. counterparts, with expiration dates ranging from 2018 to 2025. Expiration dates for all these patents are subject to payment of maintenance fees and subject to other term-shortening events.

Most patent rights disclosed in the foreign patents and applications claim priority from US patents or applications and although these foreign patent rights may vary from one country to another, they are generally similar to those claimed by their US counterparts with the exception of particular features, such as expiration dates and non-patentable subject matters that depend on the laws of each country. Not all of the above-mentioned United States patents and patent applications have counterparts in all of the named countries. Some inventions were filed in more countries than others. The number and scope of patents/applications in a given country will vary from the number and scope of corresponding patents/applications in the United States. Some pending United States applications have not yet been filed outside of the United States. We understand that foreign filing will be considered by EndoResearch in the future and may be accomplished without losing the original United States priority filing date, so long as certain procedures and time constraints are followed. We cannot, however, assure that EndoResearch will file additional applications in the United States or abroad.

Patent positions are generally uncertain and involve complex legal and factual questions. Our success will depend on our ability and that of EndoResearch and other collaborative partners, as applicable, to obtain patents containing effective claims and enforce those claims once granted. The scope of protection afforded by the claims included in a patent is subject to inherent uncertainties unless the patent claims have already been litigated and a court has ruled on the meaning of the claim language and other issues affecting how broadly a patent claim can be enforced. In some cases, we license patent applications instead of issued patents, and we do not know whether any of the patent applications will result in the issuance of any patents or if issued, whether the scope granted will be sufficient to prevent others from practicing our technology or marketing competing products. In other cases, changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of, or narrow the scope of protection provided by patents and intellectual property licensed to us.

We cannot assure you that the patents licensed by us will not be challenged, invalidated or circumvented, that the scope of any of such patents will exclude competitors or that rights licensed to us will provide us any competitive advantage. In addition, we cannot assure you that others will not seek and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our product candidates either in the United States or in international markets. Lastly, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before some of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may also discover that our use infringes patents or other rights owned by others and we cannot assure you that third parties will not bring infringement claims against us in the future with respect to our current product candidates or future products. Any such claim could require us to enter into license arrangements or result in costly litigation. If we were subject to such an infringement claim and that claim was successful, we cannot assure you that we would be able to obtain commercially acceptable licenses or to develop independently the technology necessary to preserve, enhance and grow our portfolio of product candidates or products. If a product infringement claim against us were successful, we could be required to pay substantial damages and our business, operating results and financial condition could be materially affected.

Agreement with EndoResearch

We will enter into an agreement with EndoResearch whereby we acquire, effective upon the completion of this offering, a perpetual and irrevocable license subject to the qualification described below to, and an assignment of the intellectual property owned by EndoResearch related to our product candidates.

By this agreement, EndoResearch will grant to us an exclusive, irrevocable worldwide royalty-free license under its patents and patent applications, with the right to sublicense, to develop, make, use and sell (or to have developed, made, used and sold) acolbifene, DHEA and acolbifene + DHEA in a variety of indications, including the treatment and prevention of breast cancer using acolbifene, the treatment of vaginal atrophy, among other indications, using DHEA, and as a tissue-specific hormone replacement therapy using acolbifene + DHEA in a variety of indications. We also will acquire similar intellectual property rights in those early development stage antiandrogen compounds of EndoResearch for the treatment of prostate cancer, benign prostatic hyperplasia, or BPH, and skin conditions such as acne, oily skin, excess body hair and male pattern baldness, as well as its intellectual property rights in selective androgen receptor modulators, or SARM’s, for the treatment of loss of muscle mass and osteoporosis associated with systemic effects of an imbalance of androgens, or male sex hormones, in the body. Included in our agreement will be a royalty-free license with right to sublicense, granted to us, on an exclusive basis, with respect to the commercial use in the field, to use all data, INDs, instructions, processes, formulae and other related technology of EndoResearch relating to our product candidates, including all biological, chemical, pharmacological, toxicological, pharmaceutical, analytical, clinical, safety, manufacturing and quality control data and results.

EndoResearch, as licensor, holds 36 patents and 21 pending patent applications related to the composition of, processes for, and/or methods of use of, our licensed product candidates in the United States and substantially equivalent issued patents or pending patent applications in 38 other countries. EndoResearch will, at our cost (subject to Schering’s obligation to reimburse), be responsible for maintaining the patents and pursuing the patent applications licensed to us and, subject to any rights of Schering under the assigned collaborative arrangement described below, we are responsible for enforcing the patents against infringers, including the payment of any required legal costs and fees. The annual costs of new patent applications estimated to be filed and maintenance fees for the patents licensed from EndoResearch are estimated at $700,000 a year.

The license from EndoResearch will be irrevocable as to our product candidates and cannot be terminated by EndoResearch, unless we violate the terms or conditions of the Schering agreements assigned to us by EndoResearch or we voluntarily file for bankruptcy, reorganization by reason of insolvency, liquidation or receivership or if we are unable to dismiss within sixty days of its filing any involuntary bankruptcy proceeding against us. The termination of the license would obligate us to reassign to EndoResearch all of our rights and obligations under the Schering agreements and other collaborative agreements that have been assigned to us. EndoResearch also will grant us an irrevocable option to purchase, at the fair market value, those patents and patent applications for the product candidates in the specified indications, as well as the related technology, upon an event of bankruptcy, insolvency or the appointment of a receiver or trustee for liquidation of EndoResearch.

Our agreement also will give us a first right to negotiate a license for new inventions or improvements, whether patentable or not, identified through EndoResearch’s future drug discovery efforts, to the extent relating to the product candidates for which rights have been granted to us under the license.

Various rights of Schering in patents, patent applications and technology related to acolbifene will also be assigned to us by EndoResearch under this agreement. By virtue of other assignments to be contained in this agreement, we will be entitled to expense reimbursement, milestone and royalty payments from Schering if Schering exercises its commercialization option and commercializes an acolbifene product. See “Collaboration Agreements—Schering” for additional information.

EndoResearch also will grant to us the irrevocable right to the non-exclusive use of its scientific equipment in connection with our efforts to develop and commercialize the product candidates to the extent of the research and development programs described in this prospectus. The initial term of this grant is until December 31, 2010 and, at our option, is renewable for additional twelve month terms upon the same terms and conditions. Under this arrangement, we will be obligated to pay to EndoResearch rent in the amount of $300,000 per annum, payable in equal monthly installments of $25,000 over the initial term of the agreement and any renewal period thereof. By reason of EndoResearch’s affiliation with us, the determination of the rent to be paid is subject to inherent conflicts of interest and, although made in good faith, the rent as so determined is not the result of arms’ length negotiations and may bear no relation to the intrinsic value or to the market price of the equipment or its use by us.

We also will obtain rights to use for business and regulatory purposes all clinical data and proprietary information developed in studies of our product candidates conducted by third-party collaborators at the University of Kansas Medical Center and Monash University, as identified and described below in “Collaboration with Third Parties.”

In consideration of the licenses granted to us under this agreement, together with the assignment of the agreements with Schering and other third-party collaborative arrangements with the University of Kansas Medical Center and Monash University described below, upon the completion of this offering we will issue to EndoResearch                      of our common shares, and will pay to EndoResearch the sum of $8 million. In addition, our agreement also provides for us to reimburse EndoResearch for expenses EndoResearch incurred on our behalf in connection with this offering and for expenses incurred by EndoResearch for drug development costs related to our clinical programs. As of February 21, 2007, EndoResearch had incurred estimated expenses of approximately $950,000 in organizational and offering-related costs on our behalf and approximately $670,000 subject to reimbursement by us in connection with our drug development programs.

Collaboration Agreements

To develop and commercialize our products, we intend to seek to partner with pharmaceutical companies and other parties. Currently, we are pursuing the following collaborative arrangements.

Agreements with Schering Corporation and Schering-Plough Ltd. As part of its agreement with us, EndoResearch will assign to us all of its rights, title, interest and obligations under the previously negotiated collaborative arrangement with Schering. An agreement executed by the parties on January 1, 1992, as amended on November 18, 1996, and a subsequent addendum executed on September 20, 2005 govern this arrangement.

The 1992 agreement as amended granted to Schering a thirty-year exclusive, worldwide license to any of EndoResearch’s antiestrogen and antiandrogen compounds existing as of the effective date of that agreement or conceived by EndoResearch between 1992 and the expiration of the drug discovery and development period in 1998. Schering retained decision-making authority and control with regard to selection of licensed compounds for development and commercialization, including all aspects of development, manufacturing, distribution, marketing, promotion and sales activities for those compounds. In return, Schering reimbursed EndoResearch for customary out-of-pocket expenses incurred in conducting Phase II trials and toxicology studies in support of obtaining investigational new drug applications, or NDAs. The agreement provided for Schering to make to EndoResearch milestone payments upon completing specified development milestones and royalties upon commercial sale of the products. The development of acolbifene resulted from collaborative efforts under the 1992 agreement.

In September 2005, EndoResearch and Schering entered into an addendum, amending and redefining their collaborative arrangement. In the 2005 addendum, Schering granted to EndoResearch sole responsibility, at its own expense, for the continued development of acolbifene, including the planning, design and performance of all Phase III clinical trials, toxicology studies and other research and development activities necessary to support any related NDAs or other regulatory approvals. Any milestone payment under the 1992 agreement, as amended in 1996, for which the milestone event had yet to occur was deleted under the 2005 addendum and new milestones were established by the parties for which payment is payable only if Schering exercises its option. Likewise, new royalty rates were agreed upon with respect to acolbifene.

Potential milestone payments under the 1992 agreement to which EndoResearch was eligible were capped at an aggregate of US $12 million, for which payment of US $6 million was previously made to EndoResearch upon it satisfying milestones relating to clinical research, Phase I and II clinical trials and toxicology studies. Payment of the balance was subject to achieving milestones related to NDA and similar submissions in the United States and abroad for licensed products identified under the 1992 agreement. However, because acolbifene is the only compound having been identified as a potential “licensed product” under the 1992 agreement, any potential future milestone payments will be governed by the milestone provisions as revised in the 2005 addendum, which caps any potential future milestone payments at an aggregate of US $15 million. In addition, any future milestone payments are payable only in the event Schering exercises its option and we are successful in making NDA submissions in the United States and obtaining similar foreign regulatory approvals for acolbifene.

Other than retaining a thirty-day right to comment on the design of any Phase III protocols for the continued development of acolbifene, Schering suspended its rights to acolbifene granted to it in the 1992 agreement, subject to option rights retained by it in the addendum. Its option, if exercised, entitles Schering to reinstate its exclusive licenses and rights to develop, obtain marketing authorization, manufacture and distribute acolbifene in the United States and any foreign country other than Canada. The exercise of the option must be made on or before the ninetieth day after delivery by us of the final Phase III clinical trial data required to support an NDA for acolbifene in the United States with respect to the particular indication for which the option is being exercised. We believe, although Schering has not confirmed that either of our planned Phase III clinical trials for acolbifene in the treatment of breast cancer would be, upon satisfying established clinical end points for safety and efficacy, sufficient to trigger Schering’s ninety-day option right.

Failure by Schering to timely exercise its option terminates the licenses previously granted to Schering regarding acolbifene, and will give us the exclusive right for the specified uses to develop and commercialize acolbifene. In this event, Schering shall transfer its rights, title and interest in acolbifene back to us and grant to us a license to use all proprietary rights developed and owned by it by reason of its collaborative arrangement that are reasonably necessary to obtain regulatory approvals for the continued development and commercialization of acolbifene by us or third-party collaborators. In consideration thereof, we would be obligated to pay to Schering reverse royalties on any net sales of acolbifene.

In the event Schering exercises its commercialization option, we will be entitled to reimbursement of all our development costs related to acolbifene incurred since the 2005 addendum, anticipated to chiefly consist of direct and indirect costs of conducting the planned Phase III clinical trials involving acolbifene. As of February 21, 2007, there were approximate development costs related to acolbifene of $720,000 for which we believe we would be entitled to be reimbursed under the 2005 addendum. In addition, if the option is exercised by Schering, we will be entitled to payments upon achieving specified development milestones and to royalties on commercial sales of acolbifene. The milestone payment obligations under the 2005 addendum deleted the prior payment obligations of Schering under the 1992 agreement, as amended in 1996, for which the milestone event had yet to occur and established new milestones for which payment is payable only if Schering exercises its option. Likewise, royalties payable under the 2005 addendum represented new royalty rates agreed to at such time for acolbifene. Schering has complete discretion as to its exercise of the option, so we cannot assure you that it will be exercised.

At all times under this arrangement with Schering, we would retain the exclusive right for the specified uses to distribute, market, offer for sale and sell acolbifene and acolbifene in combination with other products in Canada.

The 2005 Addendum shall continue in effect generally on a country-by-country basis until expiration of the parties’ respective royalty or reverse royalty obligations, as the case may be, unless earlier terminated by mutual consent of the parties or after failure by either party, upon notice, timely to cure its material breach (other than failure to make payments when properly due) under the addendum. If Schering exercises its option rights, its obligation to pay earned royalties under the 2005 addendum on sales of acolbifene in each country (other than Canada) would expire (i) at December 31, 2021 or upon the earlier termination of the 1992 agreement or (ii) if the expiration date is after December 21, 2021 or the earlier termination of the 1992 agreement, at the expiration date of the last to expire patent rights (including any reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations, continuations-in-part or divisions thereof) in such country for which an issued patent or pending patent application covering acolbifene has not been abandoned or declared invalid by the appropriate regulatory agency.

Our obligation to pay reverse royalty payments under the 2005 addendum on sales of acolbifene would expire on a country-by-country basis on the first to occur of (i) the twelve-year anniversary of the first commercial sale in such country or (ii) the expiration date of the last to expire patent rights in existence on June 20, 2005 (including any continuations, divisions, extensions, renewals, reissues, reexaminations or supplementary protection certificates arising subsequently) in such country for which an issued patent or pending patent application covering acolbifene has not been abandoned or declared invalid by the appropriate regulatory agency.

In addition, if Schering exercises its option rights described above, we would have the right to terminate the 2005 addendum in the event that Schering fails to commercialize at least one licensed product containing acolbifene in the United States, the European Union or such other countries in the territory where Schering determines it is commercially reasonable to do so.

Although the 1992 agreement is largely superseded by the provisions of the 2005 addendum, the terms of the 1992 agreement would be reinstituted, including restitution of EndoResearch as partner under such agreement, if we were to discontinue or be unable to continue our development efforts in connection with acolbifene. Schering retains a 30 year license under this earlier agreement to develop and commercialize any antiestrogen and antiandrogen compounds developed and designated by Schering for development in the drug discovery and research period which expired in 1998, including acolbifene, the compound selected. The 1992 agreement provides for EndoResearch to receive substantially lower royalty payments, as compared to the royalty provisions of the 2005 addendum.

Centre Hospitalier Universitaire de Quebec (CHUL Research Center).    We are negotiating a research agreement with the Centre Hospitalier Universitaire de Quebec, under which the hospital will manage and perform research projects for our benefit within parameters agreed to from time to time by us. Anticipated projects to be undertaken at the CHUL Research Center include portions of the clinical studies for DHEA and acolbifene + DHEA, as well as for the preclinical development of our pipeline compounds. Research projects will be conducted at the Laboratory of Molecular Endocrinology and Oncology, a unit of the CHUL Research Center operated by the hospital in affiliation with Laval University in Quebec City. As currently negotiated, the facilities and faculty of the CHUL Research Center shall remain available to us until 2010 and for twelve-month renewal periods thereafter unless terminated earlier. It is intended that either party may terminate the arrangement upon five months prior written notice.

The CHUL Research Center shall keep confidential all proprietary information provided by us in connection with any projects undertaken and shall assign to us all inventions and discoveries, whether patentable or not, and other intellectual property arising from the realization of the project. It is intended that the CHUL Research Center will provide us with progress reports every three months with respect to any ongoing projects.

As currently negotiated, budgeted costs for each research project undertaken by the CHUL Research Center for us, including expenses incurred by it to acquire, install and use any equipment and other required physical resources, as well as the salaries paid by the hospital to its researchers and staff members assigned to the project, shall be paid by us directly to the CHUL Research Center, which shall be responsible for paying for the expenses generated by the project. It is intended that any cost variances exceeding 5% of the budgeted amount for any item would require our prior authorization for the CHUL Research Center to recoup. No outside contracting for any work to be performed by the CHUL Research Center will be permitted absent our prior written consent. It is our intention that this agreement and the research projects be structured so that we are eligible for the scientific research and experimental development tax credit available under the Taxation Act (Quebec) in respect of university research. If we are eligible, this tax credit would enable us to reduce the net cost of any scientific research and experimental development conducted by the CHUL Research Center on our behalf in the province of Quebec.

Management of any research projects undertaken by the CHUL Research Center under our negotiated arrangement will be entrusted to Dr. Claude Labrie, a head researcher at the laboratory. Dr. Claude Labrie is the son of Dr. Fernand Labrie. Dr. Labrie serves as Director of Research at the CHUL Research Center and also founded in 1969 the Laboratory in Molecular Endocrinology and Oncology, a principal laboratory at Laval University and at the CHUL Research Center and the location for research projects to be undertaken for our benefit under the research arrangement.

University of Kansas Medical Center Research Institute, Inc.    EndoResearch will assign to us all of its rights under its clinical agreement with the University of Kansas Medical Center Research Institute, Inc. Included in the rights to be transferred to us is an exclusive license to use and/or sublicense for business and regulatory purposes pertaining to the development of acolbifene all proprietary information, data and results developed or obtained by the medical center in connection with its Phase II clinical trial studying acolbifene in premenopausal women at high risk for breast cancer. In conjunction with this license, the medical center will also grant us a sixty-day exclusive first right to negotiate a license to make, use and sell any patentable discoveries or inventions arising out of the clinical trial protocol. We will be responsible for supplying to the medical center acolbifene for conducting the Phase II trial and will grant the medical center access to our drug master files at the FDA. Funding for the clinical trial is provided by the National Cancer Institute. The clinical agreement expires on the earlier to occur of the completion of the research and three years, or by mutual agreement of the parties. In addition, either party may unilaterally terminate the Agreement upon 60 days’ prior written notice.

Monash University and The Alfred Hospital.    EndoResearch will assign to us all of its rights under its research collaboration agreement with Bayside Health, through The Alfred Hospital, and Monash University, through its Department of Medicine. Included in the rights to be transferred to us is an irrevocable, royalty-free, exclusive license to use, reproduce, publish and exploit all data, reports, laboratory notes, results and other proprietary information developed or obtained by the hospital or University in connection with their tests, studies and other activities involving the use of DHEA for the treatment of sexual dysfunction in humans. In return, we will be obligated to use our reasonable commercial efforts to commercialize the results obtained from these studies. We will also be required to pay royalties to the University to the extent we use any of their trial results to support regulatory approval for products containing DHEA as an active ingredient for the treatment of sexual dysfunctions. To assist in funding the research, EndoResearch paid to the University CAD $125,000, as a grant. The research collaboration with this institution shall continue until the research program with DHEA is completed, unless terminated earlier by mutual agreement or for failure by either party to cure, upon notice, a material breach.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience, and resources provide us with certain competitive advantages, we face potential competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient to use or are less expensive than any of the product candidates that we are developing. In addition, our ability to compete may be adversely affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers.

There are currently approved therapies for the treatment of breast cancer addressed by our lead product candidate, acolbifene. For example, tamoxifen, the first generation SERM approved as a breast cancer therapy in the 1960s and the most commonly used hormone therapy for this disease in the past 30 years, works by blocking the stimulatory effects caused by estrogen in breast cancer tissue. However, tamoxifen has been demonstrated to produce an estrogen-like effect on the uterus resulting in an increased risk of uterine cancer. Until recently, tamoxifen was marketed by AstraZeneca as Nolvadex. Raloxifene, another SERM, is marketed as Evista by Eli Lilly for the treatment of postmenopausal osteoporosis and, together with tamoxifen, was the subject of the STAR trial evaluating their use for the prevention of breast cancer. Although the incidence of uterine cancer was lower with raloxifene compared to tamoxifen, the rate of uterine cancer was still significant. Other competing products include aromatase inhibitors, which work by inhibiting the production of estrogen in the whole body. Drugs in this group include exemestane (marketed by Pfizer as Aromasin), anastrozole (marketed by AstraZeneca as Arimidex) and letrozole (marked by Novartis as Femara). Aromatase inhibitors have been shown to cause bone loss and fractures. The long-term effects of aromatase inhibitors are not yet known. Fulvestrant, a pure antiestrogen marketed by AstraZeneca as Faslodex, has been shown to reduce estrogen activity throughout the body, but with an associated risk of bone loss. New product candidates being developed and not approved for treatment of breast cancer include arzoxifene, produced by Eli Lilly and currently in clinical trials comparing it to tamoxifen, and pipendoxifene, which is in clinical development by Wyeth.

We face similar competition from approved therapies, such as raloxifene for the treatment of osteoporosis, and potential drug products being developed for the diseases and conditions addressed by acolbifene + DHEA. Wyeth developed bazedoxifene for the treatment of osteoporosis, which is currently being compared to raloxifene in a Phase III clinical trial. Bazedoxifene is undergoing a Phase III trial as a HRT in combination with the estrogen premarin for symptoms of menopause. Other competing products being developed for the treatment of osteoporosis include lasofoxifene by Pfizer. Lasofoxifene is also being developed by Pfizer for treatment of vaginal atrophy.

We are presently unaware of any competing antiandrogen compounds either at the late stage of preclinical development or at the clinical stage for the treatment of prostate cancer or benign prostatic hyperplasia. Likewise, we are unaware of any topical antiandrogens existing or being developed for treatment of acne, oily skin or hair loss. There are numerous available therapies addressing these indications, however, that are not based on hormone pathways. Competition may develop using antiandrogens for these indications. However, we believe that the potency of the compounds we have identified and are developing could enable us to reach clinical trial stages sooner than potential competitors.

The key competitive factors affecting the success of all of our product candidates are likely to be their efficacy, safety, price and convenience.

Manufacturing and Supply

We do not have any manufacturing capabilities. If any of our products is approved, we intend to enter into contractual arrangements with third parties to manufacture, store, market and distribute commercial quantities. For example, if Schering exercises its option to commercialize acolbifene, it will be responsible for manufacturing. DHEA is available from commercial sources and acolbifene can be readily manufactured in commercial quantities by a number of companies.

Marketing

We do not maintain, nor do we intend to recruit, a sales force of our own. We believe it is more cost effective to develop compounds and then enter into arrangements with third-party collaborators for our products if our clinical trials are successfully completed. For example, if Schering exercises its option to commercialize acolbifene, it will be responsible, at its cost, for the marketing, commercialization and sale of acolbifene. It is our intention to enter into similar licenses and collaborative agreements to satisfy all of our sales and marketing needs in Canada for acolbifene and worldwide for our other products if our clinical trials are successfully completed.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the information that must be submitted to the FDA in order to obtain approval to market a new drug varies depending upon whether the drug is a new product whose safety and efficacy have not previously been demonstrated in humans or a drug whose active ingredients and certain other properties are the same as those of a previously approved drug. A product whose safety and efficacy have not previously been demonstrated in humans will follow the New Drug Application, or NDA, route. Our scheduled Phase III clinical trials evaluating acolbifene and acolbifene + DHEA are intended to enable us to provide the FDA with data and results in support of NDAs.

The NDA Approval Process.    In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA’s imposition of a hold on clinical trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

The steps required before a drug may be marketed in the United States include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory and good manufacturing practices regulations;

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submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin and which must include a commitment that an independent Institutional Review Board, or IRB, of a participating clinical site will be responsible for the review and approval of each proposed study and that the investigator will report to the IRB proposed changes in research activity;

•	performance of adequate and well-controlled clinical trials in accordance with good clinical practices to establish the safety and efficacy of the product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory evaluations of product chemistry, pharmacology, toxicology and formulation, as well as animal studies. An IND sponsor has the principal responsibility for submitting the IND and managing the new drug review process at the FDA and is the only party with authority to communicate with the FDA concerning a drug candidate that is the subject of the IND. For example, the IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Preclinical testing generally continues after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND does not guarantee that the FDA will allow clinical trials to commence. We are supporting a Phase II clinical trial of acolbifene in patients with hormone refractory breast cancer that will be conducted at University of Kansas Medical Center. The University of Kansas Medical Center will serve as the IND sponsor for this trial.

Foreign studies performed under an IND must meet the same requirements that apply to U.S. studies. The FDA will accept a foreign clinical study not conducted under an IND only if the study conforms to the ethical principles contained in the Declaration of Helsinki, or with the laws and regulations of the country in which the research was conducted, whichever provides greater protection of the human subjects.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each clinical site at which the study is conducted must approve the protocol, any amendments to the protocol and related materials such as informed consent documents and investigator brochures. All research subjects must provide their informed consent in writing.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into healthy volunteers to evaluate the product’s safety, dosage tolerability and pharmacokinetics, or the process by which the product is absorbed, distributed, metabolized and eliminated by the body, and, if possible, to gain an early indication of its effectiveness.

Phase II trials usually involve trials in a limited patient population to:

•	evaluate dosage tolerability and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	provide a preliminary evaluation of the efficacy of the drug for specific indications.

Phase II trials are sometimes denoted as Phase IIa or Phase IIb trials. Phase IIa trials typically represent the first human clinical trial of a drug candidate in a smaller patient population and are designed to provide earlier information on drug safety and efficacy. Phase IIb trials typically involve larger numbers of patients and may involve comparison with placebo, standard treatments or other active comparators.

Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling.

Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate research if the research is not being conducted in accordance with the IRB’s requirements or if the research has been associated with unexpected serious harm to patients. To obtain marketing approval, a manufacturer must demonstrate the effectiveness of their product through adequate and well-controlled studies. The FDA requires one adequate and well-controlled study demonstrating effectiveness. However, in practice, the need to study an adequate number of patients for safety purposes, to study patients of greater and lesser severity of disease, to find an appropriate dose, to compare the drugs to other therapies, and to otherwise know what needs to be known about a drug before it is marketed may result in the need to conduct more than one adequate and well-controlled study before the FDA would support a new use for a drug product candidate.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. In most cases, a substantial user fee must accompany the NDA. The FDA will initially review the NDA for completeness before it accepts the NDA for filing. After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity.

Before approving an NDA, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

With respect to approval for a new indication where the product candidate is already approved for another indication, the results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA supplement. The FDA may deny approval of an NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA supplement does not satisfy the criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

We have not conducted any clinical trials in the United States to date, chiefly because of our location in Canada and the relative cost-efficiency of conducting drug development outside of the United States, either directly or through collaboration partners. However, we have recently filed with the FDA documents, called drug master files, regarding acolbifene and in 1999, Schering conducted a U.S. clinical trial of acolbifene under an IND it filed with the FDA.

We plan to seek FDA approval to market in the United States each of acolbifene, DHEA and acolbifene + DHEA. We intend to commence this process in earnest upon completion of this offering. To do so, for each of these product candidates we must file an appropriate IND, meet with the FDA to discuss our clinical development strategy and regulatory plans, conduct the appropriate clinical trials, assemble clinical, preclinical and other information regarding such product candidates and submit that information to the FDA in the form of an NDA. The FDA can ask us to submit additional information after we have made our initial submission.

We are also designing each of our Phase III clinical trials to support submissions for regulatory approval of our product candidates in Europe, Canada and other major markets outside of the United States.

Post-Approval Requirements. After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post marketing, or Phase IV trials to assess the product’s long-term safety or efficacy. In addition, holders of an approved NDA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our product candidates. Future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

Regulations Outside the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

To date we have filed numerous clinical trial applications or CTAs, the Canadian equivalent of INDs in the United States, with Health Canada for protocols in Canada using our product candidates, including six Phase I protocols and one Phase II protocol already performed using acolbifene and two Phase I protocols, three Phase II protocols and two Phase III protocols already performed or ongoing using DHEA. Monash University in

Australia, one of our collaborative partners, has also filed the Australian equivalent of an IND with the Australian Health Authorities for our ongoing collaborative Phase III study with DHEA for sexual dysfunction. In addition to seeking FDA approval, we intend to design our Phase III clinical trials to support submissions for regulatory approval of our product candidates in Europe, Canada and other major markets outside the United States.

To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. All marketing authorizations for products designated as orphan drugs must be granted in accordance with the centralized procedure. The decentralized procedure provides for a member state, known as the reference member state, to assess an application, with one or more other, or concerned, member states subsequently approving that assessment. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, any disputed points may be referred to the European Commission, whose decision is binding on all member states.

Regulation of the Health Care Industry

In addition to the regulatory approval requirements described above, we are or will be directly, or indirectly through our third-party commercialization partners and customers, subject to extensive regulation of the health care industry by the federal government and the states and foreign countries in which the sales of our products will take place. The laws that directly or indirectly affect our ability to operate our business include the following:

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the federal Medicare and Medicaid Anti-Kickback law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid Programs;

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other Medicare laws, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	the federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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the federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

•	state and foreign law equivalents of the foregoing and state laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.

If our operations or those of our commercialization partners are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation to which we or our customers are or will be subject, or if interpretations of the foregoing change, we and our commercialization partners may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions.

Employees

We currently have one employee, who is our Chief Executive Officer. We also have executed employment agreements with three other executive officers to serve as our Chief Financial Officer, Chief Operating Officer and as our Controller, which employment agreements will become effective upon completion of this offering. In addition, as we commence operations, we intend to substantially increase our staff of employees involved in our business operations.

We intend to staff clinical studies for our product candidates as well as discovery and development activities for our early stage compounds through arrangements with CROs. By these arrangements, our contract researchers shall be responsible for employing or otherwise contracting sufficient researchers and other clinical personnel having the requisite level of experience to perform services for our benefit. These same partners shall be responsible for paying the salaries for such personnel, as well as making the required tax withholdings under applicable law.

In addition, we are currently discussing a research agreement with the CHUL Research Center whereby a portion of our internal research and development activities, both preclinical and clinical, per our clinical protocol designs will be conducted by employees of the CHUL Research Center. Approximately fifty existing staff members of the CHUL Research Center shall be dedicated to our projects, including management personnel in charge of research and development and quality assurance units at the CHUL Research Center. Staff made available to us shall also include nurses and physicians having significant experience in clinical research. Under our proposed agreement, the salaries paid to these researchers and staff members by the CHUL Research Center shall be expensed to us as part of the budgeted costs of the projects, costs for which we are ultimately responsible. Because of the dedicated nature of these employees, we believe that they would be available for hire directly by us in the event that this agreement is terminated by the CHUL Research Center at any time after becoming effective.

Clinical studies to be performed elsewhere in Canada and in the United States and Europe will require the participation of third-party contract research organizations, or CROs, engaged by us from time to time as required. These collaborations facilitate as well as expedite the recruitment of sufficient numbers of patients meeting the requisite criteria for inclusion in our planned clinical studies.

Scientific Advisory Board

We currently have a seven-member scientific advisory board consisting of prominent international scientists, academicians and industry leaders in the fields of medicine and related scientific disciplines, especially in the disciplines of oncology and women’s health. Our advisory board members are available for consultation on various matters concerning the scientific aspects of our business operations, including the structure of our research programs, the design and conduct of our clinical protocols and the interpretation of data. Each advisory board member will receive compensation for his or her services from time to time, as approved by our board of directors. Our scientific advisory board consists of the following members:

David F. Archer, MD. Dr. Archer is Professor of Obstetrics and Gynecology at Eastern Virginia Medical School (EVMS) in Norfolk, Virginia. He is the Director of the Contraceptive Research and Development Program (CONRAD) Clinical Research Center. He is also the Director of the Reproductive Endocrinology and Infertility Fellowship Program in the Division of Reproductive Endocrinology of the Department of Obstetrics and Gynecology. Dr. Archer has participated in 200+ clinical protocols related to Women’s Health. He has been involved in Phase I through Phase III commercial clinical protocols and contraceptive protocols funded by the CONRAD Program, Family Health International, and the National Institute of Child Health and Human Development (NICHD). Dr. Archer is an author or co-author of over 125 peer- reviewed publications. He has served on NIH special study sections, and for four years was the chairman of the FDA Maternal and Fertility Drug Advisory Committee. He has also been a member of the World Health Organization Task Force for Long-Acting Hormonal Contraceptives. Dr. Archer serves as the editor of

Menopausal Medicine, a quarterly publication of the American Society of Reproductive Medicine, and is on the editorial board of Contraceptive Technology Update, and Menopause, the journal of the North American Menopause Society. He is an associate editor for Human Reproduction.

Philippe Bouchard, M.D. Dr. Philippe Bouchard obtained his MD at the Faculté de Médecine St-Antoine in Paris. Following his residency, he was a post-doctoral fellow at the Population Council in New York and then became Chef de clinique and Assistant des Hôpitaux at Hôpital de Bicêtre in 1980 and professor of medicine, deputy director, division of endocrinology and reproductive medicine of the same hospital in 1986. Since 1983, he has been Chairman of the department of Endocrinology, Diabetology, Nutrition and Reproductive Endocrinology, Hôpital St-Antoine and University Pierre & Marie Curie, Paris. Dr. Bouchard is member of the Scientific Commission for Endocrinology and Reproductive Medicine of INSERM (National Institute for Biomedical Research) and member of the National Commission of the Universities for Endocrinology and Metabolic Disorders. He has received numerous honors, including Chevalier, Order of the Legion d’Honneur of France. He is Senior Consultant and permanent member of the International Committee for Contraception Research of The Population Council in New York. He is Editor-in-Chief of Références en Gynécologie-Obstétrique, Editor of Médecine Thérapeutique en Endocrinologie de la Reproduction, Editor of Annales d’Endocrinologie and Deputy Editor of Human Reproduction Update.

J.C. Gallagher, M.D. Dr. Gallagher is a Professor of Medicine and Director of the Bone Metabolism Unit at Creighton University School of Medicine in Omaha, Nebraska. Dr. Gallagher received his medical and doctoral degrees from Manchester University Medical School in Manchester, U. K. He followed by residency training in Internal Medicine at Leeds University Hospital in Leeds, U. K. After a four-year research position in the Medical Research Council’s Mineral Metabolism Unit in England, he completed a three-year Senior Research Fellowship in Endocrinology at the Mayo Clinic. Dr. Gallagher served as a Founding member, Trustee and President of the North American Menopause Society between 1990 and 1995. He serves on several Editorial Boards. He is Director of the Bone Metabolism Unit and Director of the Women’s Minority Health Center. His research interests include the use of hormone replacement therapy and other therapies in the prevention and treatment of osteoporosis. Dr. Gallagher is the author of more than 165 papers and 155 abstracts, and is a recipient of the Distinguished Research Career Award from Creighton University and a Career Recognition Award for Vitamin D research from the International Workshops on Vitamin D.

Andrea Riccardo Genazzani, M.D., PhD. Born in Florence, Dr. Genazzani obtained his M.D. from Siena University in 1966. In 1972, he received a PhD in the Division de Biochimie Clinique, Clinique Médicale at Lausanne University. He has served as Senior Assistant in the Division of Gynecology and Obstetrics of the University of Cagliari where he was nominated Director of the Department of Obstetrics and Gynecology and made a full professor. He was nominated Director of the Department of Obstetrics and Gynecology of the University of Modena in 1982. Since 1994, Dr. Genazzani has served as Director of the Department of Obstetrics and Gynecology of the University of Pisa. Professor Genazzani is President of the International Society of Gynecological Endocrinology and of the European Society for Gynecologic and Obstetric Investigation. He is also Editor-in-Chief of Gynecological Endocrinology since 1987 and Editor of Maturitas since 2003. He is a member of several professional societies and international committees in the field of women’s health and reproduction, including presidency of the International Society of Gynecological Endocrinology, the European Society for Gynecologic and Obstetric Investigation, and the International Menopause Society.

Roger Guillemin, M.D., Ph.D. Roger Guillemin was born in Dijon, France in 1924. He received a Doctorate en Médecine (M.D.) in Lyon in 1949 and Docteur ès Sciences (Ph.D) in Montreal in 1952. He served as Professor of Physiology, Baylor College of Medicine, Houston, Texas from 1953 to 1970. He is a Founder and served from 1970 to 1990 as Director of the Neuroendocrine Laboratories at The Salk Institute in La Jolla, CA. He is a Professor Emeritus at The Salk Institute. Dr. Guillemin has received numerous honoris causa doctorates and is a Member of the National Academy of Sciences, Washington, DC, Académie des Sciences, Paris and Académie Nationale de Médecine, Paris. He is also a recipient of the National Medal of Sciences, USA (1976), Nobel Prize in Physiology & Medecine (1977) and Officier de la Légion d’Honneur, France (1984).

Anthony Howell, M.D. Dr. Howell is Professor of Medical Oncology at the University of Manchester (Christie Hospital). His principal areas of specialization are in the endocrine therapy of breast cancer, prevention of breast cancer and breast stem cell biology. He is Chairman or PI of several international breast cancer trials and is the former Chairman of the UK National Breast Trials organization and the British Breast Group. He is a frequently invited speaker at international meetings on breast cancer and has written over 400 papers mainly related to breast biology and disease, especially the role of hormone therapies in breast cancer.

Wulf H. Utian, MB.BCH, PhD, FRCOG, FACOG, FICS. Wulf H. Utian is the Arthur H. Bill Professor Emeritus of Reproductive Biology and Obstetrics and Gynecology, Case Western Reserve University, President of Rapid Medical Research, Inc., Consultant in Women’s Health to the Cleveland Clinic, and Executive Director of The North American Menopause Society (NAMS). He received his medical degree from the University of Witwatersrand, Johannesburg, South Africa, and his PhD from the University of Cape Town, South Africa. He has been a pioneer in Women’s Health issues. In 1967, he established the Groote Schuur Menopause Research Clinic in Cape Town, the world’s first such clinic. He was one of the three original founders of the International Menopause Society in 1976. He is the recipient of numerous national and international awards and research grants, and is still an active investigator with multiple grants. Dr. Utian has written over 200 papers related to the reproductive system in women and has authored five books on menopause and its effects on women. He is editor of both Menopause, The Journal of The North American Menopause Society and Menopause Management.

Properties/Facilities

We intend to lease space to house our administrative offices in Quebec City. Through our Chairman and director, Robert Després, we previously had an option to lease from the Cominar Real Estate Investment Trust up to 4,304 square feet of office space located in Quebec City, Quebec, at CAD $20.75 per square foot annually, for an initial five year term and five-year renewal term. Following completion of this offering, we believe that we will be able to lease either the space that was the subject of the option or other office space at rates and upon terms substantially the same as those previously offered under the option. We expect that any such office space will be adequate to meet our administrative needs for the foreseeable future. Robert Després is the Chairman of the Cominar Real Estate Investment Trust. One of our other directors, Michel Dallaire, is a trustee as well as the President, Chief Executive Officer and a director of the Cominar Real Estate Investment Trust.

We intend to satisfy any need for space to conduct our clinical studies and for facilities to develop our compounds by entering into collaboration arrangements with CROs from time to time. Examples of such arrangements include the laboratory at the CHUL Research Center in Quebec City currently being negotiated and the research facilities located at the University of Kansas Medical Center and the Monash University in Australia to be assigned to us by EndoResearch, effective upon the completion of this offering. We estimate that our Phase III clinical trials will use more than 100 investigation sites in hospitals principally located in the United States, Canada and Europe.

Legal Matters

We are not party to any legal proceedings at this time.

MANAGEMENT

The following table sets forth certain information as of February     , 2007 with respect to our executive officers and directors:

Name	Age	Position
Dr. Fernand Labrie	69	Chief Executive Officer, President, Chief Scientific Officer and Director
Claude Doré	48	Chief Financial Officer
Jean-Denis Dubois	56	Chief Operating Officer
Julie-Pascale Émond	41	Controller
Robert Després(1)(3)	82	Chairman, Director
Dr. Serge Carrière(2)(3)	72	Vice Chairman, Director
Donald R. Conklin(2)(3)	70	Director
Michel Dallaire(1)	45	Director
Eric Dupont(3)	41	Director
Jean-Pierre Gayral(2)	61	Director
Pierre Seccareccia(1)	60	Director
Dr. Jerome F. Strauss III(2)	59	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating/Corporate Governance Committee.

Fernand Labrie, O.C., O.Q., M.D., Ph.D. Dr. Labrie is the founder of EndoCeutics and is our President, Chief Executive Officer and Chief Scientific Officer and a member of our board of directors. He has served since 1985 as the President and Chief Executive Officer and the sole director of EndoResearch Inc. In addition, Dr. Labrie is Director of Research at the CHUL Research Center in Quebec City, one of the largest medical research centers in Canada with 1,200 employees. He founded the Laboratory in Molecular Endocrinology and Oncology at Laval University in 1969, as well as the Medical Research Council Group in Molecular Endocrinology in 1973. Since 1969, he has been a head researcher at Laval University and at the CHUL Research Center. Dr. Labrie served as President of the Quebec Health Research Fund from 1992 to 1995. He also serves on the board of Innovatech Quebec Chaudière-Appalaches, an investment fund, and is Co-Chairman of Pole Quebec Chaudière-Appalaches, an organization responsible for economic development. He holds both a degree (M.D.) in medicine and a doctorate degree (Ph.D.) in endocrinology from Laval University and pursued his postdoctoral training at the University of Cambridge in the United Kingdom with Professor Frederick Sanger, a two time Nobel Laureate. Since 1976, he has been a full professor on the Faculty of Medicine at Laval University. He is an Officer of the Order of Canada, an Officer of the Ordre National du Quebec, two of the highest distinctions awarded by the governments of Canada and the province of Quebec. He is also a Fellow of the Royal Society of Canada, a member of the Canadian Academy of Medicine and a member of l’Academie des Grands Quebecois. He was the recipient of Honorary Doctorates from the University of Caen in 1996 and the University of Athens in 2006.

Claude Doré, C.A. Mr. Doré joined us in 2007 as our Chief Financial Officer. Prior to joining our company, Mr. Doré was CFO for Delphes Technologies International, a private technology corporation based in Montreal, since 2001. Delphes Technologies International was sold in early 2007. From 1997 to 2001, he was CFO of Nurun Inc., a public interactive communications company. In late 1999, Nurun merged with a subsidiary of Quebecor Media, a large public corporation. Previous to his employment at Nurun, Mr. Doré was Vice-President of Finance for the Canadian Chamber of Commerce based in Ottawa from 1993 to 1997. From 1988 to 1993, Mr. Doré was in Toronto serving as Director of Finance with SNC-Lavalin, one of the largest public international groups of engineering and construction companies. Prior to joining SNC-Lavalin, he was with PricewaterhouseCoopers in Quebec City from 1981 to 1984 and in Toronto from 1984 to 1988. Mr. Doré holds a Bachelor’s degree in Administrative Science from Laval University, as well as an Accounting License. He obtained the Chartered Accountant designation in 1983.

Jean-Denis Dubois, M.Sc. Mr. Dubois joins us as our Chief Operating Officer. Prior to this, Mr. Dubois was the assistant to the Director of Research at the CHUL Research Center in Quebec City since 2005. From 1999 to 2004, he was Vice-President, Investment - Life Sciences of the Quebec Solidarity Fund (QSL), a venture capital firm with assets of approximately CAD $6 billion. At QSL, he was responsible for managing a CAD $450 million portfolio of approximately 60 life sciences companies, including investments of about CAD $80 million per year as well as merger and acquisition activities. He has also served as advisor to several venture capital firms and as director of many public and private life sciences companies in Quebec and Europe. He has been science reporter at Radio-Canada and Radio Quebec and Professor and Director of the Science and Technology department of Université du Quebec. Mr. Dubois holds a B.A., as well as a B.Sc. in biology physiology, and a M.Sc. in experimental medicine from Laval University.

Julie-Pascale Émond C.A. Mrs. Émond serves as Controller. She has been Assistant Director, Finances at the CHUL Research Center in Quebec City since August 2003. Before her experience in the health research sector, Mrs. Émond was with EDS, an international IT company based in Texas where she occupied different positions during her tenure. She served from 1998 to 2000 as Finance Manager for Eastern Canada, from 2000 to 2002 as Assistant to the Vice President Sales for Eastern Canada and, finally, in 2003 as Bid Manager. Prior to joining EDS, Mrs. Émond was with Ernst & Young, a public accounting firm for 6 years. Mrs. Émond holds a Bachelor’s degree in Business from Laval University in Canada and obtained the Chartered Accountant designation in 1994.

Robert Després, O.C., G.O.Q. Mr. Després serves as a director and Chairman of our board of directors. He also chairs our audit committee and our nominating and corporate governance committee. He is an officer of each of the Order of Canada and Grand Officier of the National Order of Quebec. He has also received numerous awards from his peers for excellence. Mr. Després is a fellow of the Society of Management Accountants as well as of the Certified General Accountants, member of l’Académie des Grands Québécois, recipient of le Prix d’excellence de l’Administration Publique Québécoise, recipient of the Career Price Award of the Council of employers of Quebec and recipient of the Merit award granted by the Interprofessional Council of Quebec. Since 1995, he has served as President of DRM Holdings Inc., a family owned investment company. He has served as Chairman of the boards of directors of Domosys Corporation since October 1997 and Obzerv Technologies Inc. since October 2003, both private companies in the technology industry. He has served since November 2006 as chairman of the board of trustees of Cominar Real Estate Investment Trust, one of the largest REITs in the province of Quebec. He also serves on the board of HRS Holdings Inc., a fund of hedge funds and the National Optic Institute, a semi-public corporation engaged in optics and photonics R&D. Mr. Després also serves on the board of directors of the Heart Institute of Quebec, a non-profit organization providing financial assistance and advice on R&D projects in cardiology and peripheral fields. Mr. Després has a Masters of Business Administration (MBA) from Laval University. He was the recipient of honorary doctorates from the University of Quebec in 1986 and Laval University in 2001.

Serge Carrière, O.C., M.D., F.R.C.P. Dr. Carrière serves as a director and the Vice Chairman of our board of directors. Since 1998, he has served as President of Scimrec Consultant Group, a company engaged in biotechnology assessment and investment. He was Scientific Director, North America, for Servier, an innovative drug company from 1998 to 2004, where he was responsible for the therapeutic research program. From 1996 till 1997, he was President and Chief Operating Officer of Phoenix International Life Sciences, a public company engaged in contractual research. He was Vice-President, Clinical Research of that company from 1995 to 1996. He is the former Dean, Faculty of Medicine, University of Montréal (1989-1995). Dr. Carrière was a director and Chief Executive Officer of the Canadian Medical Research Associates Inc. (1987-1989) and was co-founder of the following biotechnology companies: Phoenix International Life Sciences Inc., Medvedent and Lomedic which resulted in Theratechnology Inc. From 1983 to 1988, he was the President of the Fonds de la recherche en santé du Quebec. Dr. Carrière is the recipient of many awards and honors, including the G. Malcolm Brown Award in 1991.

Donald R. Conklin. Mr. Conklin is a member of our board of directors and chairs our compensation committee. Prior to joining our board of directors, Mr. Conklin spent his career with the worldwide pharmaceutical and healthcare company of Schering-Plough Corporation. During his 37-year tenure at Schering-Plough Corporation, he served in a variety of executive and senior management positions in the United States, Europe and Latin America. While at Schering-Plough Corporation, he was the executive in charge of its development and commercial project concerning interferon, which product remains a major therapy for a number of cancers and virus-caused illnesses. Mr. Conklin served as President of worldwide pharmaceuticals from 1984 to 1994 and was Chairman of its Health Care Products division between 1994 and 1996. Mr. Conklin currently serves on the boards of directors for Alfacell Corporation, a start-up biotechnology company, and inVentiv Health, Inc., a leading supplier of healthcare marketing, advertising and other services to the pharmaceutical industry.

Michel Dallaire. Mr. Dallaire is a member of our board of directors. Since April 2005, he has served as President and Chief Executive Officer of Cominar Real Estate Investment Trust. Previously, he held the following offices with Cominar: President and Chief Operation Officer from 2003 to 2005 and Executive Vice President, Operations from 1998 to 2003. He also worked for Immeubles Cominar in 1986 as Project Manager and as Director of Construction from 1990 to 1992 and Vice President, Operations and Construction from 1993 to 1998. Prior to that, he worked as an engineer for Dupuis Côté, a Quebec City engineering firm from 1984 to 1986. Mr. Dallaire holds a bachelor’s degree in engineering from Laval University and is a member of the Ordre des Ingénieurs du Quebec.

Eric Dupont. Dr. Dupont is a member of our board of directors. Dr. Dupont founded AEterna Laboratories (now AEterna Zentaris) in 1991, which organization he served as Chairman, President and CEO until 2003. Since 2003, he has been the Chairman of AEterna Zentaris. He is also Vice-Chairman of Atrium, a biotechnology company, a position he has held since 2000. Dr. Dupont has been a member of the Conseil de la Société de la promotion économique du Quebec métropolitain (SPQEM) from 1997 to 2002 and President of Pôle Quebec Chaudière-Appalaches from 2002 to 2005. He is a co-founder and currently President of the Conseil des Entrepreneurs de Quebec Chaudière-Appalaches, as well as President of the Fonds-Fier Cap-Diamant, a venture capital fund for start-up companies. In 1994, he founded the Fondation AEterna, a foundation aimed at providing access to novel cancer treatments for patients living in more remote areas of the province. Dr. Dupont received his Ph.D. in physiology and endocrinology in 1992, and a certificate in business administration in 1994, at Laval University. During his studies, he was the recipient of a fellowship from the Medical Research Council of Canada from 1990 to 1993. Dr. Dupont completed his post-doctoral studies in neuro-endocrinology from 1992 to 1993 at the Research Center of the Notre-Dame Hospital in Montreal, a research center affiliated to the University of Montreal.

Jean-Pierre Gayral. Dr. Gayral is a member of our board of directors. He currently serves as the Senior Vice President, Research and Development of BD—Diagnostics—GeneOhm, a position he has held since February 2006. Prior to the acquisition of Geneohm Sciences, Inc. by Becton, Dickinson and Company in February 2006, he served in a variety of executive positions with Geneohm Sciences Canada Inc. and Geneohm Sciences, Inc. Previously, he served as Corporate Director of R&D for BioMerieux from 1987 to 2001 in its European and US-based companies. During his career, he has developed several notable diagnostic products and systems, including API strips, Vitek 2 and Expert Systems for detecting antimicrobial resistance. He has also directed new technology projects for molecular-based diagnostics and is well-versed in managing international multidisciplinary projects. He is a member of the American Society of Microbiology (ASM), European Society of Clinical Microbiology and Infectious Diseases (ESCMID) and Société Française de Microbiologie (SFM). Dr. Gayral received a degree in Analytical Chemistry in 1968 and a Ph.D. in Microbiology in 1972 from INSA Lyon University, France. In 1989, he was awarded a degree in Microbiology from Institut Pasteur, Paris.

Pierre Seccareccia, FCA. Mr. Seccareccia serves as a member of our board of directors. Until 2002, Mr. Seccareccia was the managing partner of the Québec offices of PricewaterhouseCoopers. From 2003 to date, he has devoted all of his professional activities as an independent board member of public and private companies. He is currently an independent director of the following Canadian companies listed on the Toronto stock exchange: Boralex Inc., Genivar Income Trust, Groupe Laperrière & Verreault Inc. (GL&V) and MedicaGo Inc.

He is also a director of the CHU-Ste-Justine in Montreal, as well as a director of several private companies and associative, educational and charity organizations. Mr. Seccareccia is a Fellow of the Order of Chartered Accountants of Québec and of the Order of Chartered Administrators of Quebec.

Jerome F. Strauss, III, M.D. Ph.D. Dr. Strauss is a member of our board of directors. He also currently holds the positions of Dean, School of Medicine, Virginia Commonwealth University and Executive Vice-President for Medical Affairs, VCU Health System, positions that he held since September, 2005. From 1992 to 2005, he was professor and the founding director of the Center for Research on reproduction and women’s health of the University of Pennsylvania. Dr. Strauss has published over 400 journal articles, book chapters and academic texts devoted, amongst other subjects, to the regulation of steroid hormone synthesis in the ovary and placenta. He has received numerous awards and honors in the field of women’s health. Dr. Strauss holds a medical (M.D.) and doctorate (Ph.D.) degree in molecular biology from University of Pennsylvania. He is a member of the US Institute of Medicine of the National Academy of Sciences.

Board of Directors

Our articles of incorporation currently provide for a board of directors consisting of a minimum of three and a maximum of twelve members. We have nine directors, eight of whom are independent under the current rules of the Nasdaq Stock Market, Inc. and the rules and regulations of the SEC.

Corporate Governance

Our board has implemented corporate governance initiatives in compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC. Our corporate governance initiatives also comply with the rules of the Nasdaq Global Market. After this offering, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board and audit committee has adopted a code of business conduct and ethics that applies to each of our directors, officers and employees, which code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	competition and fair dealing;

•	protection and proper use of company assets;

•	corporate opportunities;

•	conflicts of interest;

•	confidentiality;

•	insider trading;

•	payments to government personnel;

•	record keeping and public disclosure obligations;

•	equal employment and working conditions; and

•	health and safety.

We also have established formal whistleblower procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee

The audit committee will provide assistance to the board of directors in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent accountants and take those actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee will consist of Robert Després, Pierre Seccareccia and Michel Dallaire, each of whom is an independent member of our board of directors. Robert Després is an “audit committee financial expert,” as currently defined under SEC rules, as well as the chairperson of our audit committee.

Compensation Committee

The compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. The compensation committee will also review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and administer our stock option plans. Our compensation committee will consist of Serge Carrière, Donald R. Conklin, Jean-Pierre Gayral and Jerome F. Strauss III, each of whom is a non-management member of our board of directors. Donald R. Conklin will be the chairperson of our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for identifying qualified candidates to the board of directors and making recommendations regarding the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance matters and reporting and making recommendations to the board concerning corporate governance matters. Our nominating and corporate governance committee will consist of Robert Després, Serge Carrière, Donald Conklin and Eric Dupont, each of whom is a non-management independent director. Robert Després will be the chairperson of our nominating and corporate governance committee.

Director Compensation

We have not paid any cash compensation to members of our board of directors for their services as directors. After receipt of net proceeds from this offering, our independent directors will receive annual base compensation of CAD $10,000 and compensation of either CAD $1,000 for each board meeting attended in person or CAD $750.00 for each board meeting attended by teleconference.

Each committee member other than a committee chairperson will receive CAD $1,000 for each committee meeting attended in person or CAD $750 for each committee meeting attended by teleconference, and, the chairpersons of our audit committee, compensation committee and nominating and corporate governance committee will receive CAD $2,000 for each committee meeting attended in person or via teleconference. We will also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors will also be eligible to receive stock options offered by our company from time to time. No options have been granted to any director as of the date of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. There are no familial relationships among any of our directors or officers. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or other compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation—Employment Arrangements

Dr. Fernand Labrie, as President, CEO and CSO

Pursuant to our employment agreement with Dr. Labrie, we engaged him as our President, Chief Executive Officer and Chief Scientific Officer for an indefinite duration or until the agreement is terminated either by Dr. Labrie or us by reason of disability, for cause, change of control or otherwise. Under this agreement, Dr. Labrie is entitled to receive an annual base salary of CAD $260,000, to be reviewed annually by our compensation committee and our board of directors. Dr. Labrie has agreed to defer his salary until the successful completion of this offering. During the year ending December 31, 2006, Dr. Labrie is also eligible, subject to being reviewed by our Compensation Committee, for an annual bonus of up to 50% of his base salary depending upon satisfaction of established targeted results and objectives set by our board of directors annually. At the board’s discretion, the annual bonus may be increased to 50% of his base salary, based upon his performance and his achievement of objectives. Dr. Labrie is eligible to participate in all employee benefit plans offered or made available to our other executives, including any options to purchase our common shares that may be granted from time to time under any such employee benefit plans.

Upon termination of Dr. Labrie’s employment by us other than for cause or upon termination by Dr. Labrie for specified good reasons in the event of a merger or acquisition resulting in a diminution of his authority and duties, the relocation of his offices more than fifty kilometers, his termination or a change in the majority of the independent board members within a twelve month period, Dr. Labrie will be entitled to receive severance payments equal to twenty-four months of his then current base salary and all outstanding stock options, if any, granted to him shall immediately vest and be exercisable for the next twenty-four months regardless of his termination. In most other instances, including Dr. Labrie voluntarily leaving our company, any stock option grants not vested at the time of his termination shall be cancelled and rendered null and void or, to the extent then vested, shall be only exercisable for a period of six months thereafter. Termination of Dr. Labrie’s employment by us with or without cause requires the affirmative vote of two-thirds of the members (other than Dr. Labrie) of our board of directors. Because we recognize that Dr. Labrie is also an officer or owner of EndoResearch, and, through his affiliation with Laval University, of the CHUL Research Center, the employment agreement permits Dr. Labrie to continue to perform his duties related to those positions.

Other Executive Employment Agreements

We also have executed employment agreements with each of our other executive officers. These agreements will become effective upon completion of this offering. Under these employment agreements, we will employ:

•	Jean-Denis Dubois as our Chief Operating Officer at an annual base salary of CAD $190,000;

•	Claude Doré as our Chief Financial Officer at an annual base salary of CAD $160,000; and

•	Julie-Pascale Edmond as our Controller at an annual base salary of CAD $130,000.

Each of these employment agreements will have, upon becoming effective, an indefinite term unless earlier terminated by us or the named executive officer by reason of disability, for cause, change of control or otherwise. Annual salaries under the agreements are to be reviewed annually by our compensation committee and our board of directors. Pursuant to these agreements, each named executive officer is also eligible for an annual bonus of 30% in the case of Mr. Dubois, 25% in the case of Mr. Dore and 20% in the case of Ms. Emond, as determined by our compensation committee based on his or her performance and achievement of objectives set by our Chief Executive Officer and our board of directors, as adjusted from year to year. Each named executive officer is also eligible under his or her employment agreement to participate, at the discretion of our compensation committee, in all employee benefit plans offered or made available to our other executives officers, including any options to purchase our common shares that may be granted from time to time under any such employee benefit plans. Upon termination of employment of any named executive officer by us other than for cause, the named executive officer will be entitled to receive severance payments equal to nine months of his or her then-current base salary, and all stock options, if any, granted to him or her shall immediately vest and be exercisable for the next nine months regardless of his or her termination. Upon termination by the named executive officer for specified good reasons in the event of a merger or acquisition resulting in a diminution of his or her authority and duties, the relocation of his or her offices by more than fifty kilometers or his or her termination, the named executive officer will be entitled to receive severance payment equal to twelve months of his or her then-current base salary plus health benefits, and all stock options, if any, granted to him or her shall immediately vest and be exercisable for the next twelve months regardless of his or her termination. In most other instances, including the named executive officer voluntarily leaving our company, any stock option grants not vested at the time of his or her termination shall be cancelled and rendered null and void or, to the extent then vested, shall be only exercisable for a period of nine months thereafter. Termination of Dubois’ employment by us without cause requires the affirmative vote of two-thirds of the members of our board of directors.

Assignment of Intellectual Property, Non-compete and Non-solicitation Covenants

Under our employment agreements with Dr. Labrie and the other named executive officers, each of them has agreed to assign to us all inventions conceived or reduced to practice during the term of his or her employment that make use of confidential information or trade secrets or which relate to our actual or anticipated research and development program. Each of Dr. Labrie and the other named executive officers has further agreed, during the term of his or her employment and for a one-year period after his or termination for any reason, not to engage, directly or indirectly, as an owner, employee, consultant or otherwise, in any business directly competing with us or any business that conducts research, development, marketing, sales or manufacturing activities in the United States or Canada within the fields of breast and prostate cancer, using DHEA, antiandrogens, antiestrogens or SERMs and women’s health and aging, using DHEA, SERMs or SARMs. Each of them is also prohibited from soliciting, directly or indirectly, any of our employees employed at, or having been employed by us within 90 days of the termination of their employment.

Indemnification of Directors and Officers

The Canada Business Corporations Act empowers us and our by-laws require us, subject to the limitations provided by law, to indemnify our present or former directors and officers or any persons who act or acted at our request as directors or officers of a body corporate of which we are or were a shareholder for all costs, losses, charges and expenses, including amount paid to settle an action or satisfy a judgment, that arose or may arise in any civil, criminal, administrative, investigative or other proceeding, by reason of their status as directors or officers of our company or such body corporate, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of our company.

We intend to enter into agreements to indemnify our directors and each of our Chief Executive Officer and other executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to obtain directors’ and officers’ liability insurance, which insures our directors and officers against liability incurred by, arising from or against any of them for certain of their acts, errors and omissions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the ownership of our common shares by:

•	each person known by us to beneficially own more than 5% of our outstanding common shares;

•	each of our current directors;

•	our named executive officers; and

•	all of our current directors and executive officers as a group.

Unless otherwise noted, all information set forth below is as of January 31, 2007. The address of EndoResearch and Dr. Labrie is c/o EndoCeutics, Inc., 2989, de la Promenade, Quebec (Quebec), G1W 2J5 Canada. As used in the column below, “Percentage of Common Shares Outstanding Before this Offering” is based on              common shares outstanding as of January 31, 2007, on an as adjusted pro forma basis after giving effect to our issuance to EndoResearch of              common shares as the share portion of the consideration for EndoResearch’s transfer to us of rights related to the research and development programs described in this prospectus. The “Percentage of Common Shares Outstanding After this Offering” column assumes we sell all of the              common shares we are offering, excluding the underwriters’ over-allotment option to purchase up to an additional                      shares.

Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Percentage of Common Shares Outstanding Before this Offering	Percentage of Common Shares Outstanding After this Offering
EndoResearch, Inc.(2)		100%	%
Fernand Labrie(2)		100
All directors and executive officers as a group (12 persons)(2)		100

(1)	The inclusion herein of any common shares deemed beneficially owned does not constitute an admission of beneficial ownership of those common shares.
(2)

Fernand Labrie, our President, Chief Executive Officer, Chief Scientific Officer and a director, holds directly or indirectly through one or more affiliates, all of the outstanding common shares of EndoResearch, our sole shareholder immediately prior to this offering.

RELATED-PARTY ARRANGEMENTS

Other than compensation agreements and other arrangements described in “Management,” and our transactions described below, since our inception there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•

in which any current director, executive officer, holder of 5% or more of our common shares on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

We will hold our rights and interests in the patents and patent applications and technologies relating to our product candidates through licenses to be granted to us by EndoResearch. In consideration of the grant of these licenses, we will issue to EndoResearch                      common shares and pay EndoResearch $8 million.

In conjunction with the grant of these licenses, we will reimburse EndoResearch for:

•	expenses incurred by EndoResearch on our behalf in connection with organizational and offering-related matters, estimated at approximately $950,000 as of February 21, 2007, and

•	expenses incurred by EndoResearch for drug development costs related to our clinical programs, estimated at approximately $670,000 as of February 21, 2007.

For more information, see “Business—Intellectual Property—Agreement with EndoResearch.” In addition, under a separate equipment agreement EndoResearch will grant to us an irrevocable and non-exclusive right to use its scientific equipment in connection with the continued development by us of our product candidates. The initial term of the equipment agreement is until December 31, 2010, but is renewable at our option for additional twelve-month periods upon the same terms and conditions. Under this agreement, we will be obligated to pay to EndoResearch rent in the amount of $300,000 per annum, payable in equal monthly installments of $25,000 over the initial term of the agreement and any renewal period thereof. Upon completion of this offering and after giving effect to the issuance of                      common shares to EndoResearch as the share portion of the consideration for the transfer to us of intellectual property and contract rights described in this prospectus, EndoResearch will own an aggregate of                      shares, representing, on a fully-diluted basis after giving effect to the sale of all of the common shares being offered hereby,                     % of our issued and outstanding common shares.

All of the outstanding common shares of EndoResearch are held, directly or indirectly through one or more affiliates controlled by him, by Dr. Fernand Labrie, the President, Chief Executive Officer and Chief Scientific Officer of our company. He also serves as the Chief Executive Officer of EndoResearch. Dr. Labrie serves on the board of directors for both our company and EndoResearch.

Our research arrangement with the CHUL Research Center in Quebec City described in the “Business—Intellectual Property—Collaboration with Third Parties—Research Agreement with Centre Hospitalier Universitaire de Quebec” section of this prospectus would be managed by Dr. Claude Labrie, a head researcher at the CHUL Research Center’s laboratory and the son of Dr. Fernand Labrie. Jean-Denis Dubois, who will be our Chief Operating Officer upon completion of this offering, currently serves as assistant to the Director of Research at the CHUL Research Center. In addition, Julie-Pascale Émond, who will be our Controller upon completion of the offering, serves as the Assistant Director, Finances at the CHUL Research Center, a position she has held since August 2003.

DESCRIPTION OF CAPITAL STOCK

Overview

Our authorized capital stock consists of an unlimited number of common shares, no par value, and an unlimited number of preferred shares, no par value, issuable in series. As of this offering, there were              common shares outstanding, on as adjusted pro forma basis after giving effect to the transfer to us by EndoResearch, effective upon the completion of this offering, of a license granting us the exclusive right for the specified uses to a portfolio of its patents and patent applications, the non-exclusive right to its related technology, and its rights in specified collaborative agreements for and in partial consideration of our issuance of              common shares. There are no preferred shares outstanding.

Common Shares

Rank

The common shares rank junior to the preferred shares in the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs.

Dividends

The holders of outstanding common shares may receive dividends on a share-for-share basis, in the amounts and at the times our board of directors may determine, out or our assets legally available for this purpose.

Voting Rights

The common shares carry one vote per share. The holders of common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote as a single class on all matters to be voted on by our shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

Modification

The rights, privileges, conditions and restrictions attaching to the common shares may be modified if the amendment is authorized by at least two-thirds of both: i) the common shares and ii) all voting shares cast at a meeting of the holders of voting shares duly held for that purpose.

Liquidation Rights and Other Matters

The common shares are not redeemable by us or by the holders. Upon the liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs, the holders of common shares are entitled to participate equally, on a share-for-share basis, in our remaining property and assets available for distribution to the holders of common shares.

Preferred Shares

Our board of directors may from time to time issue one or more series of preferred shares. The preferred shares will rank prior to the common shares with respect to the payment of dividends and the distribution of assets. In the event of our dissolution, the distribution of our assets upon our liquidation or the distribution of all or part of our assets among our shareholders, holders of preferred shares will be entitled to receive, in cash or in property, an amount equal to the value of the consideration paid in respect of the outstanding preferred shares, plus an amount equal to accrued and unpaid dividends, or declared and unpaid dividends and any amount specified in our articles.

The issuance of preferred shares, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting shares. There are no preferred shares outstanding, and we have no present plans to issue any preferred shares.

Modifications, Subdivisions and Consolidations

Under the Canada Business Corporations Act, amendment of the rights of holders of a class of shares requires the approval of not less than two-thirds of the votes cast by the holders of those shares voting separately as a class at a special meeting. The Canada Business Corporations Act also gives these holders the right to dissent from the amendment and to require us to pay them the fair value of their shares.

Ownership Restrictions

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote common shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Certain Provisions of the Canada Business Corporation Act Affecting Our Corporate Transactions

As summarized below, certain provisions of our articles of incorporation, as amended, and applicable provisions of the Canada Business Corporation Act may make it more difficult for, or prevent a third party from acquiring control of us. These provisions may have the effect of deterring hostile or unsolicited takeovers or delaying changes in our control or in our management. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our common shares and, as a consequence, they also may inhibit fluctuations in the market price of our common shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

No Cumulative Voting and Election of Directors

Our amended articles of incorporation and our bylaws do not provide for cumulative voting in the election of directors. The combination of ownership by a few shareholders of a significant portion of our issued and outstanding common shares will make it more difficult for our other shareholders to replace our board of directors or for another party to obtain control of us by replacing our board of directors.

Undesignated Preferred Shares

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Shareholder Meetings; Requirements for Advance Notification of Shareholder Proposals

The Canada Business Corporation Act provides that any action required or permitted to be taken by our shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting or by written action in lieu of a meeting signed by the holders of record of all of the outstanding shares of our capital stock. In addition, the Canada Business Corporation Act establishes an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders. To be eligible, shareholders wishing to bring any proposals or nominations must hold for the six prior months a statutory minimum number of voting shares or shares having a statutory minimum fair market value. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the discretion of our board of directors or by a shareholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that may be favorable to our shareholders.

Quebec Regulation Q-27

Rules or policies of certain Canadian securities regulatory authorities, including Regulation Q-27 of the Québec Autorité des marchés financiers, contain requirements in connection with “related party transactions.” A related party transaction means, generally, any transaction by which our company, directly or indirectly, consummates one or more specified transactions with a related party including purchasing or disposing of our assets, issuing securities and assuming liabilities. A “related party” as defined in Regulation Q-27 includes any or our directors, senior officers or holders of our voting securities carrying, whether alone or acting jointly or in concert, more than 10% of the voting rights attaching to all our issued and outstanding voting securities or of a sufficient number of any of our securities to materially affect control of our company. Regulation Q-27 requires more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy material. Regulation Q-27 also requires that, subject to certain exceptions, we will not engage in a related party transaction unless our disinterested shareholders have approved the related party transaction.

Supermajority Provisions

Under the Canada Business Corporation Act, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of our company’s property other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by “special resolution.” A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights. In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Limitation of Liability and Indemnification Matters

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Canadian law. They also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our by-laws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

We also maintain a policy of directors’ and officers’ liability insurance, which insures our directors and officers against liability incurred any of them for certain of their acts, errors and omissions.

Transfer Agent

The transfer agent and registrar for our common shares is American Stock Transfer and Trust Company.

Listing

We have applied for our common shares to be quoted on the Nasdaq Global Market under the trading symbol “ENCX”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common shares in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

United States Resale Restrictions for Unregistered Shares

Upon completion of this offering, we will have                      common shares outstanding.

The common shares being sold in this offering, other than any shares acquired by any of our “affiliates” as defined in Rule 144(a) under the Securities Act of 1933, as amended, or Securities Act, will be freely tradable without restriction or registration under the Securities Act.

All remaining common shares were issued and sold by us in private transactions, and as a result are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares will be eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 under the Securities Act.

As a result of lock-up arrangements with the underwriters as described below, these securities will not be available for sale in the public market until the expiration of the 180-day lock-up agreement, unless the underwriters release some or all of these shares from the lock-up restrictions.

Canadian Resale Restrictions for Unregistered Shares

The distribution of our common shares in Canada is being made only on a private placement basis and, consequently, is exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares must be made in compliance with applicable securities regulatory requirements, which will require resales to be made under available statutory exemptions or under a discretionary exemption granted by the securities regulatory authority of the relevant province. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Lock-up Agreements

We, each of our directors and officers and EndoResearch have entered into a lock-up agreement with the underwriters. Subject to certain exceptions, this lock-up agreement generally prohibits these persons, without the prior written consent of First Albany Capital Inc., from selling, offering to sell, contracting to sell, hypothecating, pledging, granting an option to purchase or otherwise disposing of any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock or any warrants or other rights to purchase common stock or such securities. These restrictions will be in effect for 180 days after the date of this prospectus. At any time and without public notice, First Albany Capital Inc. may in its sole discretion release all or some of the securities from these lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, any officer, director, or affiliate of our company or any person who has beneficially owned our common shares for at least one year from the later of the date such common shares were acquired from us or one of our affiliates would be entitled to sell within any three-month period thereafter a number of shares that does not exceed the volume limitation equal to the greater of:

•	1% of the then outstanding shares of common shares, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the date on which a required notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, to the extent these shares remain subject to the lock-up arrangements described above, they would only become eligible for sale when the lock-up period expires.

Rule 144(k)

A person, or persons whose common shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the common shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, unless subject to the contractual lock-up arrangements described above, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

MATERIAL TAX CONSIDERATIONS

Canadian Material Income Tax Considerations

The following summarizes the material Canadian federal income tax considerations under the Income Tax Act (Canada), or the Tax Act, generally applicable to:

•

holders of common shares who, at all relevant times, for purposes of the Tax Act, are not resident in Canada, deal at arm’s length with us, acquire and hold their common shares as capital property, do not use and are not deemed to use or hold their common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, at all relevant times, for the purposes of the Canada-United States Income Tax Convention 1980, as amended, or the Treaty, are resident in the United States, have never been resident in Canada, and have not held or used (and do not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, or the U.S. Shareholders; and

•

holders of common shares who, at all relevant times, for purposes of the Tax Act, are resident in Canada, deal at arm’s length and are not affiliated with us, all within the meaning of the Tax Act, and acquire and hold their common shares as capital property, or the Resident Shareholders.

Two related persons (such as a corporation and a person that controls the corporation) are deemed not to deal with each other at arm’s length and it is a question of fact whether persons not related to each other are dealing with each other at arm’s length. Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Resident Shareholders may, in certain circumstances, treat common shares as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not deal with special situations, such as the particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, “specified financial institutions” and “financial institutions” as defined in the Tax Act (including those to which the mark-to-market provisions of the Tax Act apply), holders of an interest in which is a “tax shelter investment” for the purposes of the Tax Act, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, or the Public Amendments, the current provisions of the Treaty and our Canadian counsel’s understanding of the current administrative policy and practices of the Canada Revenue Agency, or the Administrative Practices. It has been assumed that all Public Amendments will be enacted substantially as proposed and that there will be no other relevant changes in any governing law, the Treaty or Administrative Practices, although no assurances can be given in these respects. This summary does not take into account provincial, territorial, United States or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any prospective holder of common shares and should not be construed as such. No representations with respect to the income tax consequences to any such holder are made. The tax consequences to any prospective holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances.

EACH HOLDER SHOULD CONSULT THE HOLDER’S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES APPLICABLE TO THE HOLDER’S OWN PARTICULAR CIRCUMSTANCES INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAW OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

All amounts relevant in computing the liability of a U.S. Shareholder under the Tax Act are to be reported in Canadian Currency at the rate of exchange prevailing at the relevant time.

Taxation of U.S. Shareholders

Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Shareholder by us are subject to Canadian withholding tax at a rate of 25%. Under the Treaty, the rate of withholding tax on dividends beneficially owned by a U.S. Shareholder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of corporate U.S. Shareholders owning at least 10% of our voting shares).

A U.S. Shareholder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless such share is “taxable Canadian property,” as defined in the Tax Act, to the holder thereof and the U.S. Shareholder is not entitled to relief from taxation in Canada under the Treaty with respect to such disposition.

A common share will generally not be taxable Canadian property to a U.S. Shareholder at the time of a disposition provided that the common shares are listed on a prescribed stock exchange and that at no time during the 60 month period ending at the time of disposition of the common share did the U.S. Shareholder, persons with whom the U.S. Shareholder did not deal at arm’s length, or the U.S. Shareholder together with such persons, own 25% of more of the issued shares of any class or series of our company. In the case of the U.S. Shareholder to whom common shares constitute, or are deemed to constitute, taxable Canadian property, no tax under the Tax Act will generally be payable on a capital gain realized on the disposition of such shares by virtue of the relieving provisions of the Treaty unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that, at the date of this prospectus, the value of the common shares is not derived principally from real property situated in Canada.

Taxation of Resident Shareholders

In the case of a Resident Shareholder who is an individual, any dividends received on the common shares will be included in computing his income and will be subject to gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations.

In the case of a Resident Shareholder that is a corporation, dividends received on the common shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A Resident Shareholder that is a corporation may be liable to pay refundable tax under Par IV of the Tax Act on dividends received on the common shares to the extent that such dividends are deductible in computing the corporation’s taxable income. However, a public corporation which is not controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will not be liable to pay refundable tax under Par IV of the Tax Act.

A disposition, or a deemed disposition, of a common share (other than a disposition or a deemed disposition of a share to us, unless we purchased the share in the open market in the manner in which shares are normally purchased in the open market) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Resident Shareholder. For this purpose, the adjusted cost base to a Resident Shareholder of a common share will be determined by averaging the cost of that common share with the adjusted cost base of all common shares held at that time by the Resident Shareholder.

One-half of any capital gain realized by a Resident Shareholder will be included in computing the Resident Shareholder’s income as a taxable capital gain. One-half of any capital loss realized by a Resident

Shareholder may generally be deducted against taxable capital gains realized in the year of realization of such loss or the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss realized by a Resident Shareholder that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary will be reduced by the amount of dividends received in certain circumstances.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition our common shares acquired in this offering by a U.S. Holder (as defined below) that holds our common shares as a capital asset.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to purchase common shares and does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder’s particular situation. Further, this discussion does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including, but not limited to:

•	banks, insurance companies and other financial institutions;

•	dealers in securities or currencies;

•	investors holding the common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	partnerships and their partners;

•	tax-exempt organizations;

•	persons liable for the alternative minimum tax;

•	individual retirement and other tax-deferred accounts; or

•	persons who own directly, indirectly or by attribution at least 10% of the voting power of our stock.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion does not address any aspect of U.S. federal gift or estate taxes, or of state, local or non-U.S. tax laws. Additionally, as mentioned above this discussion does not consider the tax treatment of partnerships or persons who hold common shares through a partnership or other pass-through entity.

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THE TAX CONSEQUENCES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

For purposes of this summary, a U.S. Holder is a beneficial owner of common shares that is a U.S. person. A U.S. person is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a U.S. Holder that is a partner of a partnership holding common shares, you are urged to consult your tax advisor.

Distributions on Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of any cash distributions on the common shares (before reduction for Canadian withholding taxes) to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles will be taxable to you as dividends. Dividends will be includable in your gross income on the date actually or constructively received by you. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain limitations and providing certain holding period requirements are met, for taxable years beginning before January 1, 2011, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A non-U.S. corporation (other than a corporation that is a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend income provisions of the Code or (ii) with respect to any dividend it pays on stock that is “readily tradable on an established securities market in the United States.”

The U.S. Treasury Department has determined that the U.S.-Canada income tax treaty is satisfactory for purposes of the qualified dividend provisions of the Code and we believe that we are eligible for the benefits of the treaty. In addition, provided the listing of the common shares on the Nasdaq Global Market is approved, we expect the common shares to be readily tradeable on the Nasdaq Global Market, an established market in the United States. However, in respect of one or more taxable years, we may be a PFIC and, therefore, not a qualified foreign corporation. See discussion below under “Passive Foreign Investment Company Rules.”

To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, to the extent of your adjusted basis in the common shares causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you would recognize on a subsequent disposition of the common shares), and any balance in excess of adjusted basis will be subject to tax as capital gain.

To the extent we pay dividends on the common shares in Canadian dollars, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on that date, your tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign currency exchange gain or loss in connection with the distribution. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss.

Dividends paid on the common shares generally will constitute income from sources without the United States for U.S. foreign tax credit limitation purposes. You may be eligible, subject to a number of complex limitations, to claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by you. If you do not elect to claim a foreign tax credit for U.S. federal income tax purposes, you may be entitled to claim a deduction for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. You are urged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the common shares. Your tax basis in a common share will be, in general, the price you paid for that common share, subject to adjustments for return of capital distributions, as described above. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, you have held the common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We will be a passive foreign investment company (“PFIC”) for US federal income tax purposes in any taxable year for which 75% or more of our gross income, including the pro-rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be a PFIC if at least 50% of our assets in a taxable year, based on an average of their quarterly values during a taxable year and ordinarily determined based on their fair market values, including the pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

Based upon our current and anticipated income, the nature of our assets, and our intended investment of the net proceeds from this offering in interest-bearing securities pending our use thereof as provided in “Use of Proceeds,” we fully expect to be treated as a PFIC for our current taxable year and for 2008.

For the current taxable year and any future taxable year in which we are classified as a PFIC, each US holder of our common shares not electing to treat us as a qualified electing fund (“QEF”) with respect to the U.S. Holder’s first ownership year or to mark our common shares to market, as discussed below, will be subject to the following substantially detrimental U.S. federal income tax consequences:

•

Excess distributions by us to you would be taxed in a special way. “Excess distributions” are amounts received by you with respect to our common shares in any taxable year that exceed 125% of the average annual distributions received by you from us in the shorter of either the three previous taxable years or your holding period for the common shares before the current taxable year. Excess distributions must be allocated ratably to each day that you have held our common shares. You would be required to include in your gross income amounts allocated to the current taxable year and years before we became a PFIC as ordinary income. In addition, amounts allocated to each other taxable year would be taxed at the highest corporate or individual tax rate, as applicable, in effect for that year (without regard to other items of income or expense) and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

•	The entire amount of gain that is realized by you upon the sale or other disposition of common shares would also be considered an excess distribution and would be subject to tax as described above.

In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual U.S. Holder. Instead, such U.S. holder would have a tax basis equal to the deceased’s basis, if lower than fair market value.

To avoid the above adverse tax consequences, a U.S. Holder may make a QEF election covering all taxable years during which the holder held our common shares and, for those taxable years we were a PFIC, any distributions by us and gains realized by the U.S. Holder on the sale of our stock will not be taxed as if recognized ratably over the taxpayer’s holding period or subject to an interest charge, nor will the denial of a basis step-up at death described above apply. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income the holder’s pro-rata share of our ordinary earnings as ordinary income and a pro-rata share of the net capital gain of our long-term capital gain, regardless of whether such earnings or gain have in fact been distributed, and subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Accordingly, we undertake to supply U.S. Holders with the information (in the form of an “annual information statement” described in U.S. Treasury regulations §1.1295-1(g)(1)(ii)(A)) needed to report income and gain pursuant to the QEF election in our current and any future taxable year in which we are also classified as a PFIC. We also undertake to inform U.S. Holders as to any taxable year for which we determine we do not qualify as a PFIC. U.S. Holders may not make a QEF election with respect to warrants or rights to acquire our common shares. U.S. Holders should consult their tax advisor concerning the PFIC consequences of holding warrants or rights to acquire common shares or of holding common shares acquired through the exercise of such warrants or rights.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the United States Internal Revenue Service (“IRS”). A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. As stated above, we have agreed to supply the PFIC annual information statement to all shareholders for each year in which we determine that we are a PFIC, and we will also supply such additional information as the IRS may require in order to enable shareholders to make the QEF election.

Even if a shareholder in a PFIC does not make a QEF election, if such shareholder is a U.S. holder, such shareholder must annually file with the shareholder’s tax return a completed Form 8621. In addition, certain classes of investors may be subject to special rules regarding the QEF election and should consult their tax advisors concerning the application of the QEF rules to their particular circumstances.

Although a determination as to a corporation’s PFIC status is made annually, a determination that a corporation is a PFIC for any U.S. Holder’s ownership year will generally apply for subsequent years, whether or not it meets the requirements for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for the first year the U.S. Holder holds or is deemed to hold our shares and for which we are determined to be a PFIC, however, is not subject to the PFIC rules for the years that we are not a PFIC.

Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder who has made a QEF election by making an election in a year subsequent to the first year of the U.S. Holder’s holding period in our shares to treat such holder’s interest in us as subject to a deemed sale and recognizing gain, but not loss, on such sale in accordance with the general PFIC rules, including the interest charge provisions described above, and thereafter treating such interest in us as an interest in a QEF.

Alternatively, if available, you could make a “mark-to-market” election pursuant to which among other things you would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of your common shares and your adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the “mark-to-market” election. The mark-to-market election is available only for “marketable stock,” which generally is defined as stock in a PFIC that is “regularly traded” on a “qualified exchange or other market,” as such terms are defined in applicable US Treasury regulations. We expect that our common shares would qualify as marketable stock for purposes of the mark-to-market election, but there can be no assurance in this regard. As with the QEF election, a US holder who makes a mark-to-market election would not be subject to the interest charge and the restrictions on capital gain described above.

Because we must make a separate determination each year as to whether we will be characterized as a PFIC, we cannot assure you that we will or will not be a PFIC in our current and in any future taxable year and we strongly urge U.S. Holders to consult with their own tax advisors regarding the availability, consequences, advisability, timing and manner of making either a QEF election or “mark-to-market” election by reason of our expected characterization as a PFIC in the current taxable year or for any future taxable year.

Information Reporting and Backup Withholding

In general, unless you belong to a category of certain exempt recipients (such as corporations), information reporting requirements may apply to distributions on our common shares and to the proceeds of sales of our common shares. Backup withholding at a current rate of 28% also may apply if you fail to: (i) provide a correct taxpayer identification number and certify that such number is correct; (ii) certify that you are not subject to backup withholding; or (iii) otherwise comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax, provided you furnish the required information to the Internal Revenue Service in a timely manner.

UNDERWRITING

We have applied to list our common shares on the Nasdaq Global Market under the symbol “ENCX”. Our common shares shall be offered through the underwriters named below.

The Underwriters and the Underwriting Agreement

We and the underwriters named below have entered into an underwriting agreement relating to this offering. First Albany Capital Inc., Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

The underwriters have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares indicated in the following table:

Underwriters	Number of Shares
First Albany Capital Inc.
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated

Total

Except for the underwriters’ over-allotment option described below, the underwriters must take and pay for all of the shares, if they take any shares.

We have granted to the underwriters the option to purchase from us up to an additional              of our common shares to cover over-allotments, if any, made in connection with this offering. First Albany Capital Inc., on behalf of the underwriters, may exercise this option at any time, from time to time, on or before the thirtieth day after the date of this prospectus. If First Albany Capital Inc. exercises this option, the underwriters will each severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters are not obligated to purchase any of these additional shares if they do not exercise their over-allotment option.

We and EndoResearch have agreed to indemnify the underwriters and their partners, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. If we or EndoResearch are unable to provide this indemnification, we will contribute to payments the underwriters and these persons may be required to make in respect of those liabilities.

Public Offering Price, Commissions and Discounts and Offering Expenses

The underwriters will initially offer the shares to the public at the public offering price set forth on the cover of this prospectus. If all the shares are not sold at this public offering price, the representatives may change the public offering price or any other selling term. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and as a result will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price.

The table below shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      common shares:

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

Lock-Up Agreements

We, each of our directors and officers and EndoResearch will have entered into a lock-up agreement with the underwriters. Subject to certain exceptions, this lock-up agreement generally prohibits these persons, without the prior written consent of First Albany Capital Inc., from selling, offering to sell, contracting to sell, hypothecating, pledging, granting an option to purchase or otherwise disposing of any of our common shares or securities convertible into or exchangeable or exercisable for common shares or any warrants or other rights to purchase common shares or such securities. These restrictions will be in effect for 180 days after the date of this prospectus. However, if we issue an earnings release or significant news or a significant event relating to us occurs, or if we announce during the 16-day period beginning on the last day the restrictions would otherwise apply, then the restrictions will continue to apply for 15 calendar days plus three business days from the date we issue the earnings release or the date the significant news or event occurs. At any time and without public notice, First Albany Capital Inc. may in its sole discretion release all or some of the securities from these lock-up agreements.

Stabilization and Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares. These activities include stabilizing transactions, syndicate short covering transactions and penalty bids. The underwriters may carry out these activities on the Nasdaq Global Market, in the over-the-counter market or otherwise. As a result of these activities, the price of our common shares may be higher than the price that may otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

Stabilizing Transactions and Syndicate Short Covering. Stabilizing transactions consist of placing a bid or affecting a purchase for the purpose of pegging, fixing or maintaining the price of a security. Stabilizing activities may include purchases to cover short positions created by short sales. Short sales are sales by the underwriters in excess of the number of shares they are obligated to purchase from us in this offering. Short sales create short positions that can be either “covered” or “naked.” A covered short position is a short position in an amount that does not exceed the number of shares the underwriters may purchase from us by exercising their over-allotment option described above. A naked short position is a short position in excess of that amount.

The underwriters may close out a covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares by exercising their over-allotment option. The underwriters must close out a naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased shares in this offering.

Penalty Bids. The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiation between us and the representatives, and such offering price will not necessarily reflect the market price of the common shares following this offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in the prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our planned operations;

•	our current and forecasted financial position;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development;

•	the recent market prices of, and the demand for, publicly traded common shares of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market for the common shares will develop and continue after this offering.

Affiliations

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us, for which they have received or will receive customary fees.

NOTICE TO INVESTORS

European Economic Area

In relation to the Member States of the European Economic Area (“EEA”), each of which, with the exception of Italy, has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the “Relevant Implementation Date”), our common stock will not be offered to the public in that Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Member State. The “EEA” consists of all of the member states of the European Union, Norway, Iceland and Liechtenstein.

The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who received this communication (other than persons who fall within (2) or (3) above), should not rely or act upon this communication.

France

No prospectus (including any amendment or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common stock has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree N° 2004-1019 of September 28, 2004 and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any common stock acquired by any Permitted Investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

Italy

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to shares of our common stock or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”).

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to shares of our common stock or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

Spain

Neither the common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of articles 30bis of the Spanish Securities Markets Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Sweden

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finasiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

Switzerland

The common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriter’s prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock offered hereby has not and will not be registered with the Swiss Federal Banking Commission and has not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon on our behalf by Fasken Martineau DuMoulin LLP, Canadian counsel to the Company, and Eaton & Van Winkle LLP, US counsel to the Company. By our engagement with Eaton & Van Winkle LLP, in return for the law firm’s agreement to defer the collection of hourly fees incurred in representing us in this offering, we have agreed to pay the law firm, in addition to fees for its professional services based upon its standard hourly rates, an additional fee, in the form of a premium, equal to one percent of the proceeds raised in this offering.

Davies Ward Phillips & Vineberg LLP is Canadian counsel and Dewey Ballantine LLP is US counsel to the underwriters in connection with this offering.

EXPERTS

The balance sheets of our company as of July 31 and June 30, 2006 included in this prospectus has been included in reliance on the report of KPMG LLP, Canada, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the business of EndoResearch Inc. as of January 31, 2006 and for the year ended January 31, 2006 included in this prospectus have been included in reliance on the report of KPMG LLP, Canada, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting. KPMG’s offices are located at 600 De Maisonneuve Blvd. West, Suite 1500, Montreal (Québec), Canada H3A 0A3.

The balance sheet of EndoResearch Inc. as of January 31, 2005 and the related statements of operations, (deficit) retained earnings and cash flows for the years ended January 31, 2005 and 2004 included in this prospectus have been included in reliance on the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting. Ernst & Young’s offices are located at 150, Boul. René-Lévesque Est, Bureau 1200, Québec (Québec), Canada G1R 6C6.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the common shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports and other information with the SEC. These reports and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

ENDOCEUTICS, INC.

Balance sheets of

ENDOCEUTICS, INC.

July 31 and June 30, 2006

(expressed in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of EndoCeutics, Inc.

We have audited the accompanying balance sheets of EndoCeutics, Inc. as of July 31, 2006 and June 30, 2006. These balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these balance sheets present fairly, in all material respects, the financial position of EndoCeutics, Inc. as of July 31, 2006 and June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 8 to the balance sheets.

/s/ KPMG LLP, Canada

Chartered Accountants

Montréal, Canada

February 22, 2007

ENDOCEUTICS, INC.

Balance sheets

July 31, and June 30, 2006

(expressed in US dollars)

Balance Sheets

Balance Sheets	5

Notes to Balance Sheets	6

ENDOCEUTICS, INC.

Balance Sheets

July 31, and June 30, 2006

(expressed in US dollars)

(in accordance with Canadian GAAP)

	July 31, 2006	June 30, 2006
Assets

Current assets:
Cash	$973	$100
Sales tax receivable	14,121	—
Prepaid expenses	2,113	—

Total current assets	17,207	100
Deferred share issue expenses (note 3)	837,310	—

	$854,517	$100

Liabilities and Shareholder’s Equity

Current liabilities:
Accounts payable and accrued liabilities	$271,976	$—

Total current liabilities	271,976
Advances from shareholder (note 4)	545,507	—
Advances from a company under common control (note 5)	36,934	—

Shareholder’s equity:
Share capital (note 6)	100	100

Total shareholder’s equity	100	100
Subsequent event (note 9)

	$854,517	$100

See accompanying notes to balance sheets.

On behalf of the Board of Director by:

(Signed) Fernand Labrie, Director

ENDOCEUTICS, INC.

Notes to Balance Sheets

July 31 and June 30, 2006

(expressed in US dollars)

1.	Organization and business activities:

EndoCeutics, Inc. (the “Company”) was incorporated on June 20, 2006 under the laws of Canada to conduct the pharmaceutical research and development of certain therapeutic projects at a late phase of development (usually Phase III clinical trials). The Company is a wholly-owned subsidiary of EndoResearch Inc., a Canadian privately owned company. EndoResearch Inc. will assign all its rights, title, interest and obligations in its agreements with Schering Corporation and Schering-Plough Ltd. and grant to the Company licenses for the right to develop, manufacture, market, distribute or sub-licence various products in consideration of issuance of share capital and the payment of an amount of $8 million. However, the assignment and the grant are conditional to the closing of an initial public offering contemplated to become effective later in 2007.

2.	Significant accounting policies:

These balance sheets have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies are as follows:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates.

(b) Foreign currency translation:

The Company’s functional currency is the Canadian dollar. However, management has elected to present these financial statements using the US dollar as the reporting currency. The financial statements are translated from the functional currency, the Canadian dollar, into the reporting currency, the US dollar, utilizing the current rate method. Assets and liabilities are translated at exchange rates in effect at the date of the balance sheet. Share capital is translated at historical exchange rates.

3.	Deferred share issue expenses:

As of July 31, 2006, the Company incurred expenses in connection with the offering referred to in note 1. These expenses will be reclassified against the proceeds of the offering at the date of the closing.

4.	Advances from shareholder:

The advances from shareholder, a holding company, bears no interest and have no repayment terms.

5.	Advances from a company under common control:

The advance from a company under common control, bear no interest and have no repayment terms.

ENDOCEUTICS, INC.

Notes to Balance Sheets

July 31 and June 30, 2006

(expressed in US dollars)

6.	Share capital:

Share capital:

        Authorized in an unlimited number, without par value:

Common shares

Preferred shares, issuable in series, rights, privileges, conditions and restrictions to be fixed before issuance

	July 31, 2006	June 30, 2006
Issued and outstanding: 100 common shares	$100	$100

On June 20, 2006, the Company issued 100 common shares for a cash consideration of $100.

7.	Financial instruments:

Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash, sales tax receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Fair value of advances from a company under common control and advances from shareholder cannot be determined since there is no repayment terms.

8.	Canadian/US reporting differences:

There is no significant item of reconciliation between Canadian GAAP and US GAAP.

9.	Subsequent event:

(a)	On December 22, 2006, the Company entered into a Master Research Agreement with the Centre Hospitalier Universitaire du Québec (“CHUL Research Center”) under which, CHUL Research Center agreed to conduct research projects on behalf of the Company. The agreement expires in 2010 and can be terminated mutually at any time subject to a five-month written notice. Terms and conditions by project have to be agreed upon from time to time.

The application of the Master Research Agreement is conditional to the closing of EndoCeutics’ contemplated initial public offering and to the listing of its common shares on the NASDAQ Global market.

(b)	In connection with the initial public offering referred to in note 1 and the agreements to be entered into at that time, certain research and development expenses incurred by EndoResearch Inc. will become subject to reimbursement by the Company to its parent company. As of February 21, 2007, expenses amounting to approximately $670,000 have been incurred by EndoResearch Inc.

Consolidated Financial Statements of

(Unaudited)

ENDORESEARCH INC.

Six-month period ended July 31, 2006

ENDORESEARCH INC.

Consolidated Financial Statements

(Unaudited)

Six-month period ended July 31, 2006

ENDORESEARCH INC.

Consolidated Balance Sheet

(Unaudited)

July 31, 2006, with comparative figures for January 31, 2006

(in thousands of US dollars)

(in accordance with Canadian GAAP)

	July 31, 2006	January 31, 2006
	(Unaudited)	(Audited)
Assets

Current assets:
Cash	$690	$1,325
Term deposit	24	24
Accounts receivable	662	266
Research and development tax credits receivable (note 9)	3,937	3,036
Prepaid expenses	8	82

Total current assets	5,321	4,733

Investments (note 3)	103	103
Equipment (note 4)	260	312
Capitalized patent costs (note 5)	635	619
Deferred share issue expenses (note 17)	837	—
Advances to shareholder (note 7)	—	250
Advances to a company under common control	41	—

	$7,197	$6,017

Liabilities and Shareholder’s Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,093	$169
Deferred contribution from a pharmaceutical company	88	87
Deferred revenue	—	171

Total current liabilities	1,181	427
Advances from shareholder (note 7)	1,872	—
Advance from a company under common control (note 6)	37	—

Shareholder’s equity:
Share capital (note 8)	4,863	4,863
Contributed surplus	635	635
Deficit	(2,964)	(1,429)
Cumulative translation adjustment (note 15)	1,573	1,521

Total shareholder’s equity	4,107	5,590
Commitment (note 14)

	$7,197	$6,017

See accompanying notes to consolidated financial statements.

ENDORESEARCH INC.

Consolidated Statements of Operations

(Unaudited)

Six-month period ended July 31, 2006, with comparative figures for 2005

(in thousands of US dollars, except share data)

(in accordance with Canadian GAAP)

	2006	2005
Revenue:
Research contracts	$326	$2,399
Royalties	173	128

	499	2,527
Costs and expenses:
Research and development	2,363	2,753
Less research and development tax credits	(904)	(1,469)
Patent costs	370	333
Less patent costs reimbursed	(160)	(138)
General and administrative	279	560
Depreciation of equipment	57	52
Amortization of capitalized patent costs	31	28

	2,036	2,119

(Loss) earnings from operations	(1,537)	408

Other income (expense):
Interest income (note 10)	10	16
Foreign exchange loss	(8)	—

	2	16

(Loss) earnings before provision for income taxes	(1,535)	424

Provision for income taxes (note 11):
Current	—	—
Future (recovery)	—	—

Net (loss) earnings	$(1,535)	$424

Weighted average number of common shares outstanding	301	301
(Loss) earnings per share	$(5,100)	$1,409

See accompanying notes to consolidated financial statements.

ENDORESEARCH INC.

Consolidated Statements of Deficit

(Unaudited)

Six-month period ended July 31, 2006, with comparative figures for 2005

(in thousands of US dollars)

(in accordance with Canadian GAAP)

	2006	2005
Deficit, beginning of period	$(1,429)	$(506)
Net (loss) earnings	(1,535)	424

Deficit, end of period	$(2,964)	$(82)

See accompanying notes to consolidated financial statements.

ENDORESEARCH INC.

Consolidated Statements of Cash Flows

(Unaudited)

Six-month period ended July 31, 2006, with comparative figures for 2005

(in thousands of US dollars)

(in accordance with Canadian GAAP)

	2006	2005
Cash flows from operating activities:
Net (loss) earnings	$(1,535)	$424
Adjustments for:
Depreciation of equipment	57	52
Amortization of capitalized patent costs	31	28
Changes in operating assets and liabilities:
Accounts receivable	(394)	(1,627)
Research and development credits receivable	(876)	1,353
Prepaid expenses	76	25
Accounts payable and accrued liabilities	155	174
Deferred revenue	(172)	(323)

Net cash provided by (used in) operating activities	(2,658)	106
Cash flows from financing activities:
Decrease in advances to shareholder	2,383	—
Increase in advances from shareholder	(255)	(9)
Deferred share issue expense	(69)	—
Decrease in advance from a company under common control	(4)	—

Net cash provided by (used in) financing activities	2,055	(9)
Cash flows from investing activities:
Purchase of equipment	(2)	(7)
Addition to capitalized patent costs	(42)	(40)

Net cash used in investing activities	(44)	(47)

Net (decrease) increase in cash	(647)	50
Cash, beginning of period	1,325	154
Effect of unrealized foreign exchange on cash	12	2

Cash, end of period	$690	$206

Supplemental disclosures to cash flow statements:
Income tax paid	$—	$—
Deferred share issue expenses included in accounts payable and accrued liabilities	770	—

See accompanying notes to consolidated financial statements.

ENDORESEARCH INC.

Notes to Consolidated Financial Statements

(Unaudited)

Six-month period ended July 31, 2006

(in thousands of US dollars)

1.	Organization and business activities:

EndoResearch Inc. (“EndoResearch” or the “Company”) was incorporated in January 1985 under the laws of the Province of Québec (Canada). The Company is a biopharmaceutical company engaged in the research and development of new hormonal treatments for prostate and breast cancer. The Company has developed new treatments or products for prostate cancer and royalties from the commercialization of these products.

EndoResearch is also conducting research and development activities in breast cancer therapy and prevention as well as various medical problems related to women’s health due to menopause.

2.	Significant accounting policies:

(a) Consolidation:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of its subsidiary, EndoCeutics, Inc. Intercompany balances and transactions have been eliminated on consolidation. A reconciliation of the net loss and shareholder’s equity to US GAAP is presented in note 16.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

(c) Research and development:

Research and development costs are expensed as incurred.

(d) Term deposit:

The term deposit is an investment with a maturity greater than three months and less than a year. The interest-bearing financial asset is intended to be held to maturity and is carried at amortized cost. Interest is recognized on an effective yield basis. The investment is written down to its estimated fair market value when this amount is less than the amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market price.

(e) Patent costs:

Costs related to the registration of patents, net of government assistance, are capitalized. Other costs related to patents are expensed as incurred.

Amortization of capitalized patent costs is calculated on a straight-line basis over a period of 17 years.

(f) Equipment:

Equipment is recorded at cost, net of government assistance. Depreciation is provided for on a straight-line basis over the estimated useful life of equipment as follows:

Laboratory equipment	5 years

Office equipment	5 years

(g) Impairment of long-lived assets:

The Company evaluates the carrying value of long-lived assets to be held and used on a yearly basis or when events and circumstances warrant such a review. The carrying value of long-lived assets would be considered impaired when the projected undiscounted cash flows are less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by available market valuations, or, if applicable, discounted cash flows.

(h) Revenue recognition:

Revenue from royalties is recognized when earned and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to milestones is recorded only when the milestones have been achieved and collection is reasonably assured. Upfront payments and initial technology access fees, if any, are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. When necessary, the Company divides its agreements into separate units of accounting as required by Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables, before using the applicable revenue recognition policy for each arrangement within the agreement.

(i) Government assistance:

Government assistance, consisting of grants and research and development tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.

(j) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted or substantively enacted date. Future income tax assets for which realization is not considered “more likely than not” to occur, are reserved through a valuation allowance.

2.	Significant accounting policies (continued):

(k) Foreign currency translation:

The Company’s functional currency is the Canadian dollar. However, management has elected to present these financial statements using the US dollar as the reporting currency. The financial statements are translated from the functional currency, the Canadian dollar, into the reporting currency, the US dollar, utilizing the current rate method. Accordingly, revenues and expenses are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at exchange rates in effect at the date of the balance sheet. Share capital, contributed surplus as well as other equity transactions are translated at historical exchange rates. The difference arising from the utilization of different exchange rates is presented under cumulative translation adjustment in shareholder’s equity.

(l) Investments:

Investments are recorded at cost, less a provision for permanent impairment, if any.

(m) Loss per share:

Loss per share has been calculated on the weighted average number of common shares outstanding during the period. There are no financial instruments that would create any dilution factor.

3.	Investments:

	July 31, 2006	January 31, 2006
Promissory note, 6%, reimbursable upon the occurrence of specified events (note 10)	$44	$44
Shares of a public company (market value: July 31, 2006—$16; January 31, 2006—$17)	12	11
Works of art	47	48

	$103	$103

4.	Equipment:

	July 31, 2006
	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$5,815	$(5,311)	$504
Office equipment	220	(213)	7
Government assistance	(3,057)	2,806	(251)

	$2,978	$(2,718)	$260

	January 31, 2006
	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$5,765	$(5,173)	$592
Office equipment	216	(208)	8
Government assistance	(3,031)	2,743	(288)

	$2,950	$(2,638)	$312

5.	Capitalized patent costs:

	July 31, 2006
	Cost	Accumulated depreciation	Net book value
Capitalized patent costs	$1,299	$(581)	$718
Government assistance	(222)	139	(83)

	$1,077	$(442)	$635

	January 31, 2006
	Cost	Accumulated depreciation	Net book value
Capitalized patent costs	$1,246	$(539)	$707
Government assistance	(220)	132	(88)

	$1,026	$(407)	$619

Based on the carrying value of capitalized patent costs as of July 31, 2006, amortization for the next five years will be approximately $50 per year.

6.	Advances from/to a company under common control:

The advances from/to a company under common control, a parent company bear no interest and have no reimbursement terms.

7.	Advances from/to shareholder:

The advances from/to shareholder, a holding company, bear interest at the rate of 7.5% without reimbursement terms.

8.	Share capital:

Authorized in an unlimited number of shares without par value:

Common shares, voting and participating

Class A preferred shares with 1,000 voting rights per share, 8% non cumulative, redeemable at the option of the holder at an amount equal to the paid-up capital

Class B and Class C preferred shares, voting, non cumulative dividend of 0.75% per month, redeemable at the option of the holder or the Company at an amount equal to the paid-up capital

Class D preferred shares, non-voting, non cumulative dividend of 1% per month, redeemable at the option of the holder or the Company at an amount equal to the paid-up capital

Class E preferred shares, non-voting, non cumulative dividend of 0.75% per month, redeemable at the option of the holder or the Company at an amount equal to the paid-up capital

The issued and outstanding share capital consists of:

	July 31, 2006	January 31, 2006
301 common shares	$4,863	$4,863

In addition, one Class B preferred share was issued and outstanding as at July 31, 2006 and January 31, 2006 at a nominal amount.

9.	Grant and research and development tax credits:

(a)	In connection with the Technology Development Fund Program-Catalyst Project of the Government of the Province of Quebec (“the Government”), EndoResearch received grants and research and development tax credits in support of specified research and development projects. The Company will benefit from such support until December 31, 2006. After that date, the Company will still be entitled to research and development tax credits provided that it meets the related conditions. Under the agreement entered into between Schering Corporation, Schering-Plough Ltd., EndoResearch and the Government, acolbifene, the sole product derived from the specified research and development projects, if ever commercialized, would have to be manufactured in the Province of Quebec provided that the manufacturing conditions lend themselves to profitable commercial operation.

(b)	As of July 31, 2006, the Company had approximately $3,587 of research and development tax credits not recorded which can be used to reduce future Canadian federal income taxes. The tax credits expire as follows:

Fiscal year ending in:

2012	$1,597
2013	869
2014	357
2015	463
2016	222
2017	79

$3,587

10.	Related party transactions, not elsewhere disclosed:

The Company recorded interest income from the advances to shareholder, a holding company, of $9 in 2006 and $7 in 2005 for the six-month period ending July 31.

The Company uses office space provided by a shareholder of the holding company referred to above. Rental expense amounted to $7 in 2006 and $4 in 2005 for the six-month period ending July 31.

In addition, the sole director of the Company serves in a management position in CHUL Research Center of Centre Hospitalier Universitaire de Québec. Expenses incurred and paid through research and development agreements amounted to $2,148 in 2006 and $2,526 in 2005 for the six-month period ending July 31. As at July 31, 2006 and 2005, there were $104 and $93 to be paid on such agreements respectively.

These transactions occurred in the normal course of operations and their amounts are determined on the basis of contracts signed between the parties and accounted for at the exchange amount.

The promissory note included in investments is receivable from a party related to a shareholder of the parent company. Interest revenue thereon amounted to $1 in 2006, $1 in 2005 for the six-month period ending July 31.

11.	Income taxes:

(a) Details of the components of the provision for income taxes are as follows:

	2006	2005
(Loss) earnings before income tax	$(1,535)	$424
Basic income tax rate	32%	31%

Computed income tax recovery	(491)	131
Adjustments in income taxes resulting from:
Non-recognition of losses and other deduction of current period	573	—
Portion of research and development tax credits not taxable	(82)	(100)
Impact of future changes in enacted rates:
Increase in future tax asset	244	—
Increase in valuation allowance	(244)	—
Recognition of previously unrecognized tax assets	—	(31)

	$—	$—

(b) Net future tax assets:

The future tax assets and liabilities as at July 31, 2006 and January 31, 2006 are as follows:

	July 31, 2006	January 31, 2006
Future tax assets:
Unclaimed research and development expenditures for tax purposes	$3,971	3,931
Loss carry forward	26	—
Less: valuation allowance	(3,724)	(3,493)

	273	438
Future tax liabilities:
Capitalized patent costs	(94)	(112)
Research and development tax credits	(111)	(264)
Capital assets	(42)	(62)
Deferred share issued expenses	(26)	—

Net future tax assets	$—	$—

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and, accordingly, dependent on the development and successful commercialization of the Company’s products and technologies.

(c) The Company has the following unclaimed deductions available as at July 31, 2006 to reduce future taxable income in Canada:

	Federal	Quebec
Research and development expenditure pool (no expiry)	$8,812	$19,302

12.	Financial instruments:

(a) Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash, term deposit, accounts receivable, research and development tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Fair value of advances from/to company under common control (note 6), advances from/to shareholder (note 7) and of promissory note (note 3) cannot be determined since there is no repayment term.

Fair value of shares of a public company is $16 as at July 31, 2006 (carrying value of $12).

(b) Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss. Revenue from research contracts is substantially derived from two large pharmaceutical companies (note 13).

(c) Foreign currency risk management:

A substantial portion of the Company’s revenues, as well as certain expenses, are denominated in US dollars. This results in foreign currency risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

13.	Major agreements and research contract:

(a) Schering Corporation and Schering-Plough Ltd.:

A significant portion of revenue from research contracts and royalties, which is earned and received in US dollars, is derived from agreements with Schering Corporation and Schering-Plough Ltd. Under the terms of these agreements, Schering Corporation and Schering-Plough Ltd. have options to acquire the right to manufacture, market and distribute a product (“acolbifene”) alone or in combination with other products for breast cancer treatment and prevention and for tissue-specific hormone replacement therapy.

If the options are exercised, the Company will be entitled to reimbursement from either or both Schering Corporation and Schering-Plough Ltd. for all its development costs, incurred or to be incurred after September 20, 2005 associated with the above-mentioned product and to the payment of milestones and royalties on net revenue generated by such product worldwide, except in Canada where marketing rights would be retained by the Company.

Generally, under the terms of these agreements, the Company is solely responsible for the development costs it incurs for the research program described in the agreements. If the options are exercised, the related revenue from the exercise of the option is measured as the amount of development costs incurred by the Company, subject to acceptance by Schering and providing the appropriate supporting documentation. Revenue is recognized upon exercise of the option and acceptance by Schering of costs incurred.

In addition and independently from the exercise of the option by Schering, milestone payments are related to specific and identifiable milestones throughout the process of development of a product. Such milestones are usually confirmed by a notification from Schering or from an independent source that confirms reaching such milestones. Milestone payments are $10 million upon receiving the first approval of a new drug application for a licensed product containing Acolbifene in the United States and $5 million upon the first regulatory approval for a licensed product containing Acolbifene in three countries. Revenue will be recognized upon achievement of the milestones.

(b) CHUL Research Center of Centre Hospitalier Universitaire de Québec (“CHUL Research Center”):

A significant portion of research and development expenses is derived from a research contract entered into with the CHUL Research Center. The Company entered into a negotiation process to renew the contract.

The costs of a new contract could increase since the Quebec government has issued new rules increasing the percentage of indirect costs to be included in research contracts with university research centers, such as the CHUL Research Center.

14.	Commitment:

Under the terms of an agreement dated June 26, 1991 between EndoResearch Inc., Laval University and CHUL Research Center, EndoResearch, Inc. has undertaken to conduct additional research through one or more research contracts with CHUL Research Center for an amount equal to 25% of its revenues derived from the commercialization of any product developed in the course of its research project with Schering-Plough Ltd. and Schering Corporation. As of July 31, 2006, no such products have yet been commercialized.

15.	Cumulative translation adjustment:

	2006	2005
Cumulative translation adjustment, beginning of period	$1,521	$502
Translation adjustment	52	620

Cumulative translation adjustment, end of period	$1,573	$1,122

16.	Canadian/US reporting differences:

(a) Statements of operations:

There is no significant item of reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP except that, under US GAAP, companies are also required to report comprehensive income as follows:

	2006	2005
Net (loss) income in accordance with Canadian GAAP	$(1,535)	$424
Adjustment for other comprehensive income:
Translation adjustment	52	620

Comprehensive (loss) income in accordance with US GAAP	$(1,483)	$1,044

(b) Shareholder’s Equity:

There is no significant item of reconciliation for share capital, contributed surplus (additional paid-in capital) and deficit in accordance with Canadian GAAP with US GAAP. However, under US GAAP, shareholder’s equity includes also accumulated other comprehensive income as follows:

	2006	2005
Cumulative translation adjustment in accordance with Canadian GAA	$1,573	$1,122

Adjustment for other comprehensive income:
Shares of a public company at fair market value:
Cumulative effect of prior years	4	4

Accumulated other comprehensive income in accordance with US GAAP	$1,577	$1,126

Under Canadian GAAP, investment in shares of public companies is carried at the lower of cost and market value. Under US GAAP, such shares, classified as available for sale, are carried at market value. Changes in market value are reflected as an element of other comprehensive income.

(c) Other disclosure:

Provision for doubtful accounts was nil as at July 31, 2006 and $92 as at January 31, 2006. Expense of doubtful account is nil in 2006 and amounts to $339 in 2005.

17.	Transfer of EndoResearch’s activities to EndoCeutics, Inc.:

On June 20, 2006, the Company established a wholly-owned subsidiary, EndoCeutics, Inc., to conduct pharmaceutical research and development. The Company plans to assign all its rights, title, interest and obligations in its agreements with Schering Corporation and Schering-Plough Ltd. and grant to EndoCeutics licenses for their right to develop, manufacture, market, distribute or sub-license various products in consideration of share capital and the payment of an amount of $8 million. The assignment and the grant are conditional on EndoCeutics closing an initial public offering that is currently contemplated to become effective in 2007. As of July 31, 2006, the Company incurred expenses in connection with the offering amounting to $837. These expenses will be recorded against the proceeds of the offering at the date of the closing.

Financial Statements of

ENDORESEARCH INC.

Years ended January 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of EndoResearch Inc.

We have audited the accompanying balance sheet of EndoResearch Inc. as of January 31, 2006 and the related statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EndoResearch Inc. as of January 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 15 to the financial statements.

/s/ KPMG LLP, Canada

Chartered Accountants

Montréal, Canada

August 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of EndoResearch Inc.

We have audited the balance sheet of EndoResearch Inc. as of January 31, 2005 and the statements of operations, (deficit) retained earnings and cash flows for the years ended January 31, 2005 and 2004. These financial statements are the responsibility of the EndoResearch Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EndoResearch Inc. as of January 31, 2005 and the results of its operations and its cash flows for the years ended January 31, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Chartered Accountants

Québec City, Canada

April 8, 2005

ENDORESEARCH INC.

Financial Statements

Years ended January 31, 2006, 2005 and 2004

ENDORESEARCH INC.

Balance Sheets

January 31, 2006 and 2005

(in thousands of US dollars)

(in accordance with Canadian GAAP)

	2006	2005
Assets

Current assets:
Cash	$1,325	$154
Term deposit	24	22
Accounts receivable	266	788
Research and development tax credits receivable (note 8)	3,036	4,694
Prepaid expenses	82	80

Total current assets	4,733	5,738

Investments (note 3)	103	94
Equipment (note 4)	312	126
Capitalized patent costs (note 5)	619	555
Advances to shareholder (note 6)	250	176

	$6,017	$6,689

Liabilities and Shareholder’s Equity

Current liabilities:
Accounts payable and accrued liabilities	$169	$242
Advances from director	—	2
Deferred contribution from a pharmaceutical company	87	80
Deferred revenue	171	321

Total current liabilities	427	645

Shareholder’s equity:
Share capital (note 7)	4,863	4,863
Contributed surplus	635	635
Deficit	(1,429)	(506)
Cumulative translation adjustment (note 14)	1,521	1,052

Total shareholder’s equity	5,590	6,044

Commitment (note 13)
Subsequent events (note 16)

	$6,017	$6,689

See accompanying notes to financial statements.

ENDORESEARCH INC.

Statements of Operations

Years ended January 31, 2006, 2005 and 2004

(in thousands of US dollars except share data)

(in accordance with Canadian GAAP)

	2006	2005	2004
Revenue:
Research contracts	$2,549	$1,097	$1,577
Royalties	268	279	250

	2,817	1,376	1,827

Costs and expenses:
Research and development	5,191	4,276	5,002
Less research and development tax credits	(2,814)	(1,997)	(2,827)
Patent costs	610	656	627
Less patent costs reimbursed	(261)	(273)	(297)
General and administrative	891	586	590
Depreciation of equipment	107	135	186
Amortization of capitalized patent costs	57	49	42
Write-off of long-term asset relating to research and development tax credits (note 8)	—	2,447	—

	3,781	5,879	3,323

Loss from operations	(964)	(4,503)	(1,496)

Other income (expense):
Interest income (note 9)	54	120	402
Foreign exchange loss	(13)	(117)	(330)
Gain on disposal of equipment	—	1	29

	41	4	101

Loss before provision for income taxes	(923)	(4,499)	(1,395)

Provision for income taxes (note 10):
Current	—	—	3
Future (recovery)	—	606	(801)

	—	606	(798)

Net loss	$(923)	$(5,105)	$(597)

Weighted average number of common shares outstanding	301	301	301
Loss per share	$3,066	$16,960	$1,983

See accompanying notes to financial statements.

ENDORESEARCH INC.

Statements of (Deficit) Retained Earnings

Years ended January 31, 2006, 2005 and 2004

(in thousands of US dollars)

(in accordance with Canadian GAAP)

	2006	2005	2004
(Deficit) retained earnings, beginning of year	$(506)	$4,599	$11,209
Net loss	(923)	(5,105)	(597)
Dividends on common shares	—	—	(6,013)

(Deficit) retained earnings, end of year	$(1,429)	$(506)	$4,599

See accompanying notes to financial statements.

ENDORESEARCH INC.

Statements of Cash Flows

Years ended January 31, 2006, 2005 and 2004

(in thousands of US dollars)

(in accordance with Canadian GAAP)

	2006	2005	2004
Cash flows from operating activities:
Net loss	$(923)	$(5,105)	$(597)
Adjustments for:
Depreciation of equipment	107	135	186
Amortization of capitalized patent costs	57	49	42
Gain on disposal of equipment	—	(1)	(29)
Future income taxes	—	606	(801)
Write-off (increase) of long-term asset relating to research and development tax credits	—	2,447	(268)
Changes in operating assets and liabilities:
Accounts receivable	557	1,063	1,663
Research and development tax credits receivable	2,204	(2,027)	(125)
Prepaid expenses	2	(4)	(69)
Advance to a supplier	—	—	1,449
Accounts payable and accrued liabilities	(89)	22	(372)
Deferred revenue	(168)	274	(138)

Net cash provided by (used in) operating activities	1,747	(2,541)	941
Cash flows from financing activities:
Decrease in advances to shareholder	1,202	2,085	725
Increase in advances to shareholder	(1,258)	(470)	(1,527)

Net cash provided by (used in) financing activities	(56)	1,615	(802)
Cash flows from investing activities:
Purchase of equipment	(521)	(1)	(35)
Addition to capitalized patent costs	(72)	(78)	(71)
Government assistance towards equipment	—	19	28
Acquisition of investments	—	(39)	—
Proceeds from disposal of equipment	—	1	29
Other	—	12	2

Net cash used in investing activities	(593)	(86)	(47)

Net increase (decrease) in cash	1,098	(1,012)	92
Cash, beginning of year	154	1,128	899
Effect of unrealized foreign exchange on cash	73	38	137

Cash, end of year	$1,325	$154	$1,128

Supplemental disclosures to cash flow statements:
Income tax paid	$—	$—	$3
Government assistance towards equipment included in research and development tax credits receivable	266	—	18

See accompanying notes to financial statements.

ENDORESEARCH INC.

Notes to Financial Statements

Years ended January 31, 2006, 2005 and 2004

(in thousands of US dollars)

1.	Organization and business activities:

EndoResearch Inc. (“EndoResearch” or the “Company”) was incorporated in January 1985 under the laws of the Province of Québec (Canada). The Company is a biopharmaceutical company engaged in the research and development of new hormonal treatments for prostate and breast cancer. The Company has developed new treatments or products for prostate cancer and has received royalties from the commercialization of these products.

EndoResearch is also conducting research and development activities in breast cancer therapy and prevention as well as various medical problems related to women’s health due to menopause.

2.	Significant accounting policies:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A reconciliation of the net loss and shareholder’s equity to US GAAP is presented in note 15.

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

(b) Research and development:

Research and development costs are expensed as incurred.

(c) Term deposit:

The term deposit is an investment with a maturity greater than three months and less than a year. The interest-bearing financial asset is intended to be held to maturity and is carried at amortized cost. Interest is recognized on an effective yield basis. The investment is written down to its estimated fair market value when this amount is less than the amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market price.

(d) Patent costs:

Costs related to the registration of patents, net of government assistance, are capitalized. Other costs related to patents are expensed as incurred.

Amortization of capitalized patent costs is calculated on a straight-line basis over a period of 17 years.

(e) Equipment:

Equipment is recorded at cost, net of government assistance. Depreciation is provided for on a straight-line basis over the estimated useful life of equipment as follows:

Laboratory equipment	5 years

Office equipment	5 years

(f) Impairment of long-lived assets:

The Company evaluates the carrying value of long-lived assets to be held and used on a yearly basis or when events and circumstances warrant such a review. The carrying value of long-lived assets would be considered impaired when the projected undiscounted cash flows are less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by available market valuations, or, if applicable, discounted cash flows.

(g) Revenue recognition:

Revenue from royalties is recognized when earned and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to milestones is recorded only when the milestones have been achieved and collection is reasonably assured. Upfront payments and initial technology access fees, if any, are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. When necessary, the Company divides its agreements into separate units of accounting as required by Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables, before using the applicable revenue recognition policy for each arrangement within the agreement.

(h) Government assistance:

Government assistance, consisting of grants and research and development tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.

(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted or substantively enacted date. Future income tax assets for which realization is not considered “more likely than not” to occur, are reserved through a valuation allowance.

(j) Foreign currency translation:

The Company’s functional currency is the Canadian dollar. However, management has elected to present these financial statements using the US dollar as the reporting currency. The financial statements are translated from the functional currency, the Canadian dollar, into the reporting currency, the US dollar, utilizing the current rate method. Accordingly, revenues and expenses are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at exchange rates in effect at the date of the balance sheet. Share capital, contributed surplus as well as other equity transactions are translated at historical exchange rates. The difference arising from the utilization of different exchange rates is presented under cumulative translation adjustment in shareholder’s equity.

(k) Investments:

Investments are recorded at cost, less a provision for permanent impairment, if any.

(l) Loss per share:

Loss per share has been calculated on the weighted average number of common shares outstanding during the years. There are no financial instruments that would create any dilution factor.

3.	Investments:

	2006	2005
Promissory note, 6%, reimbursable upon the occurrence of specified events (see note 9)	$44	$41
Shares of a public company (market value: 2006—$17; 2005—$15)	11	10
Works of art	48	43

	$103	$94

4.	Equipment:

	2006
	Cost	Accumulated depreciation	Net
Laboratory equipment	$5,765	$(5,173)	$592
Office equipment	216	(208)	8
Government assistance	(3,031)	2,743	(288)

	$2,950	$(2,638)	$312

	2005
	Cost	Accumulated depreciation	Net
Laboratory equipment	$4,795	$(4,560)	$235
Office equipment	199	(186)	13
Government assistance	(2,545)	2,423	(122)

	$2,449	$(2,323)	$126

5.	Capitalized patent costs:

	2006
	Cost	Accumulated amortization	Net
Capitalized patent costs	$1,246	$(539)	$707
Government assistance	(220)	132	(88)

	$1,026	$(407)	$619

	2005
	Cost	Accumulated amortization	Net
Capitalized patent costs	$1,077	$(428)	$649
Government assistance	(202)	108	(94)

	$875	$(320)	$555

Based on the carrying value of capitalized patent costs as of January 31, 2006, amortization for the next five years will be approximately $50 per year.

6.	Advances to shareholder:

The advances to shareholder, a holding company, bear interest at the rate of 7.5% without reimbursement terms.

During 2004, advances to shareholder were compensated through dividends on common shares.

7.	Share capital:

Authorized in an unlimited number of shares without par value:

Common shares, voting and participating

Class A preferred shares with 1,000 voting rights per share, 8% non cumulative, redeemable at the option of the holder at an amount equal to the paid-up capital

Class B and Class C preferred shares, voting, non cumulative dividend of 0.75% per month, redeemable at the option of the holder or the Company at an amount equal to the paid-up capital

Class D preferred shares, non-voting, non cumulative dividend of 1% per month, redeemable at the option of the holder or the Company at an amount equal to the paid-up capital

Class E preferred shares, non-voting, non cumulative dividend of 0.75% per month, redeemable at the option of the holder or the Company at an amount equal to the paid-up capital

The issued and outstanding share capital consists of:

	2006	2005
301 common shares	4,863	4,863

In addition, one Class B preferred share was issued and outstanding as at January 31, 2006 and 2005 at a nominal amount.

8.	Grant and research and development tax credits:

(a)	In connection with the Technology Development Fund Program-Catalyst Project of the Government of the Province of Quebec (“the Government”), EndoResearch received grants and research and development tax credits in support of specified research and development projects. The Company will benefit from such support until December 31, 2006. After that date, the Company will still be entitled to research and development tax credits provided that it meets the related conditions. Under the agreement entered into between Schering Corporation, Schering-Plough Ltd., EndoResearch and the Government, acolbifene, the sole product derived from the specified research and development projects, if ever commercialized, would have to be manufactured in the Province of Quebec provided that the manufacturing conditions lend themselves to profitable commercial operation.

(b)	As of January 31, 2006, the Company had approximately $3,437 of research and development tax credits not recorded which can be used to reduce future Canadian federal income taxes. The tax credits expire as follows:

2012	$1,583
2013	862
2014	354
2015	398
2016	240

$3,437

Prior to 2005, the Company recognized as a long-term asset those research and development tax credits that could only be utilized to reduce future income taxes payable. In 2005, the Company wrote off such asset since there was no longer reasonable assurance that the Company would be able to utilize the tax credits.

9.	Related party transactions, not elsewhere disclosed:

The Company recorded interest income from the advances to shareholder, a holding company, of $9 in 2006, $80 in 2005 and $352 in 2004.

The Company uses office space provided by a shareholder of the holding company referred to above. Rental expense amounted to $10 in 2006, $10 in 2005 and $24 in 2004.

In addition, the sole director of the Company serves in management position in CHUL Research Center of Centre Hospitalier Universitaire de Québec. Expenses incurred and paid through research and development agreements amounted to $4,544 in 2006, $3,822 in 2005 and $4,329 in 2004. As at January 31, 2006 and 2005, there were $56 and $81 paid in advance on such agreements respectively.

These transactions occurred in the normal course of operations and their amounts are determined on the basis of contracts signed between the parties and accounted for at the exchange amount.

The promissory note included in investments is receivable from a party related to a shareholder of the parent company. Interest revenue thereon amounted to $3 in 2006, $2 in 2005 and nil in 2004.

10.	Income taxes:

(a) Details of the components of the provision for income taxes are as follows:

	2006	2005	2004
Loss before income tax	$(923)	$(4,499)	$(1,395)
Basic income tax rate	31%	31%	33%

Computed income tax recovery	(286)	(1,395)	(460)
Adjustments in income taxes resulting from:
Non-recognition of losses and other deduction of current year	489	1,547	—
Portion of research and development tax credits not taxable	(203)	(152)	(185)
Impact of future changes in enacted rates:
Increase in future tax asset	290	—	—
Increase in valuation allowance	(290)	—	—
Increase in valuation allowance	—	606	—
Recognition of previously unrecognized tax assets	—	—	(153)

	$—	$606	$(798)

(b) Net future tax assets:

The future tax assets and liabilities at January 31, 2006 and 2005 are as follows:

	2006	2005
Future tax assets:
Capital assets	$—	$4
Unclaimed research and development expenditures for tax purposes	3,931	2,453
Less: valuation allowance	(3,493)	(2,272)

	438	185
Future tax liabilities:
Capitalized patent costs	(112)	(87)
Research and development tax credits	(264)	(98)
Capital assets	(62)	—

Net future tax assets	$—	$—

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and, accordingly, dependent on the development and successful commercialization of the Company’s products and technologies.

(c) The Company has the following unclaimed deductions available as at January 31, 2006 to reduce future taxable income in Canada:

	Federal	Quebec
Research and development expenditure pool (no expiry)	$8,081	$17,775

11.	Financial instruments:

(a) Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash, term deposit, accounts receivable, research and development tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Fair value of advances to shareholder (note 6) and of promissory note (note 3) cannot be determined since there is no repayment term.

Fair value of shares of a public company is $17 as at January 31, 2006 (carrying value of $11).

(b) Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss. Revenue from research contracts is substantially derived from two large pharmaceutical companies (note 12).

(c) Foreign currency risk management:

A substantial portion of the Company’s revenues, as well as certain expenses, are denominated in US dollars. This results in foreign currency risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

12.	Major agreements and research contract:

(a) Schering Corporation and Schering-Plough Ltd.:

A significant portion of revenue from research contracts and royalties, which is earned and received in US dollars, is derived from agreements with Schering Corporation and Schering-Plough Ltd. Under the terms of these agreements, Schering Corporation and Schering-Plough Ltd. have options to acquire the right to manufacture, market and distribute a product (“acolbifene”) alone or in combination with other products for breast cancer treatment and prevention and for tissue-specific hormone replacement therapy.

If the options are exercised, the Company will be entitled to reimbursement from either or both Schering Corporation and Schering-Plough Ltd. for all its development costs, incurred or to be incurred after September 20, 2005 associated with the above-mentioned product and to the payment of milestones and royalties on net revenue generated by such product worldwide, except in Canada where marketing rights would be retained by the Company.

Generally, under the terms of these agreements, the Company is solely responsible for the development costs it incurs for the research program described in the agreements. If the options are exercised, the related revenue from the exercise of the option is measured as the amount of development costs incurred by the Company, subject to acceptance by Schering and providing the appropriate supporting documentation. Revenue is recognized upon exercise of the option and acceptance by Schering of costs incurred.

In addition and independently from the exercise of the option by Schering, milestone payments are related to specific and identifiable milestones throughout the process of development of a product. Such milestones are usually confirmed by a notification from Schering or from an independent source that confirms reaching such milestones. Milestone payments are $10 million upon receiving the first approval of a new drug application for a licensed product containing Acolbifene in the United States and $ 5 million upon the first regulatory approval for a licensed product containing Acolbifene in three countries. Revenue will be recognized upon achievement of the milestones.

(b) CHUL Research Center of Centre Hospitalier Universitaire de Québec (“CHUL Research Center”):

A significant portion of research and development expenses is derived from a research contract entered into with the CHUL Research Center. Subsequent to January 31, 2006, the Company entered into a negotiation process to renew the contract.

The costs of a new contract could increase since the Quebec government has issued new rules increasing the percentage of indirect costs to be included in research contracts with university research centers, such as the CHUL Research Center.

13.	Commitment:

Under the terms of an agreement dated June 26, 1991 between EndoResearch Inc., Laval University and CHUL Research Center, EndoResearch, Inc. has undertaken to conduct additional research through one or more research contracts with CHUL Research Center for an amount equal to 25% of its revenues derived from the commercialization of any product developed in the course of its research project with Schering-Plough Ltd. and Schering Corporation. As of January 31, 2006, no such products have yet been commercialized.

14.	Cumulative translation adjustment:

	2006	2005
Cumulative translation adjustment, beginning of year	$1,052	$502
Translation adjustment	469	550

Cumulative translation adjustment, end of year	$1,521	$1,052

15.	Canadian/US reporting differences:

(a) Statements of operations:

There is no significant item of reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP except that, under US GAAP, companies are also required to report comprehensive income as follows:

	2006	2005	2004
Net loss in accordance with Canadian GAAP	$(923)	$(5,105)	$(597)
Adjustment for other comprehensive income:
Shares of a public company at fair market value	—	1	(7)
Translation adjustment	469	550	2,057

Comprehensive income (loss) in accordance with US GAAP	$(454)	$(4,555)	$1,453

(b) Shareholder’s Equity:

There is no significant item of reconciliation for share capital, contributed surplus (additional paid-in capital) and deficit in accordance with Canadian GAAP with US GAAP. However, under US GAAP, shareholder’s equity includes also accumulated other comprehensive income as follows:

	2006	2005
Cumulative translation adjustment in accordance with Canadian GAAP	$1,521	$1,052

Adjustment for other comprehensive income:
Shares of a public company at fair market value:
Current year	—	1
Cumulative effect of prior years	6	5

Accumulated other comprehensive income in accordance with US GAAP	$1,527	$1,058

Under Canadian GAAP, investment in shares of public companies are carried at the lower of cost and market value. Under US GAAP, such shares, classified as available for sale, are carried at market value. Changes in market value are reflected as an element of other comprehensive income.

(c) Other disclosure:

Provision for doubtful account was $92 as at January 31, 2006 and nil as at January 31, 2005.

Expense of doubtful account amounted to $346 in 2006 and nil in 2005 and 2004.

16.	Subsequent events—Transfer of EndoResearch’s activities to EndoCeutics, Inc.:

On June 20, 2006, the Company established a wholly-owned subsidiary, EndoCeutics, Inc. to conduct pharmaceutical research and development. The Company plans to assign all its rights, title, interest and obligations in its agreements with Schering Corporation and Schering-Plough Ltd. and grant to EndoCeutics licenses for their right to develop, manufacture, market, distribute or sub-license various products in consideration of share capital and the payment of an amount of $8 million. The assignment and the grant are conditional on EndoCeutics closing an initial public offering that is currently contemplated to become effective in 2007.

Pro forma Financial Statements of

(Unaudited)

ENDOCEUTICS, INC.

Balance Sheet as at July 31, 2006 and

Statement of Operations for the

Six-month period ended July 31, 2006 and for the

Year ended January 31, 2006

ENDOCEUTICS, INC.

Pro forma Financial Statements

(Unaudited)

Six-month period ended July 31, 2006 and year ended January 31, 2006

Financial Statements
Pro forma Balance Sheet	F-41
Pro forma Statement of Operations—Six Months to July 31, 2006	F-42
Pro forma Statement of Operations—Year Ended January 31, 2006	F-43
Notes to Pro forma Financial Statements	F-44

ENDOCEUTICS, INC.

Pro forma Balance Sheet

(Unaudited)

July 31, 2006

(in thousands of US dollars)

	Balance sheet of EndoResearch Inc. July 31, 2006	Adjustments (see notes to Pro forma financial statements)		Pro forma Balance sheet of EndoCeutics, Inc.	Adjustments resulting from the initial public offering (“IPO”)		Pro forma Balance sheet of EndoCeutics, Inc. after the IPO
Assets
Current assets:
Cash	$690	$(689	)2(a)	$1	$(8,000	)2(b)	$
Term deposit	24	(24	)2(a)	—	—			—
Accounts receivable	662	(648	)2(a)	14	—			—
Research and development tax credits receivable	3,937	(3,937	)2(a)	—	—			—
Prepaid expenses	8	(6	)2(a)	2	—			—

	5,321	(5,304)		17	(8,000)
Investments	103	(103	)2(a)	—	—			—
Equipment	260	(260	)2(a)	—	—			—
Capitalized patent costs	635	(635	)2(a)	—	—			—
Deferred share issue expenses	837	—		837	(837)			—
Advances to a company under common control	41	(41	)2(a)	—	—			—

	$7,197	$(6,343)		$854	$(8,837)		$

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,093	$(821	)2(a)	$272	$—			$—
Deferred contributions from a pharmaceutical company	88	(88	)2(a)	—	—			—

	1,181	(909)		272	—			—
Advances from a company under common control	37	—2	(a)	37	—			—
Advances from shareholder	1,872	(1,327)		545	—			—
Shareholders’ equity:
Share capital	4,863	(4,863	)2(a)	—	(837	)2(b)
Contributed surplus	635	(635	)2(a)	—	—			—
Deficit	(2,964)	2,964	2(a)	—	(8,000	)2(b)		—
Cumulative translation adjustment	1,573	(1,573	)2(a)	—	—			—

	4,107	(4,107)		—	(8,837)

	$7,197	$(6,343)		$854	$(8,837)		$

See accompanying notes to unaudited pro forma financial statements.

ENDOCEUTICS, INC.

Pro forma Statement of Operations

(Unaudited)

Six-month period ended July 31, 2006

(in thousands of US dollars except share data)

	Statement of operations of EndoResearch Inc.	Adjustment (see note 3 to pro forma financial statements)	Pro forma statement of operations of EndoCeutics, Inc.
Revenue:
Research contracts	$326	$(326)	$—
Royalties	173	(173)	—

	499	(499)	—

Costs and expenses:
Research and development	2,363	(343)	2,020
Less research and development tax credits	(904)	136	(768)
Patent costs	370	(14)	356
Less patent costs reimbursed	(160)	—	(160)
General and administrative	279	—	279
Depreciation of property and equipment	57	—	57
Amortization of capitalized patent costs	31	(1)	30

	2,036	(222)	1,814

Loss from operations	(1,537)	(277)	(1,814)
Other income (expenses):
Interest income	10	(18)	(8)
Foreign exchange loss	(8)	—	(8)

	2	(18)	(16)

Loss before provision for income taxes	(1,535)	(295)	(1,830)
Provision for income taxes:
Current	—	—	—
Future	—	—	—

	—	—	—

Net loss	$(1,535)	$(295)	$(1,830)

Weighted average number of common shares outstanding	301
Loss per share	$5,100

See accompanying notes to unaudited pro forma financial statements.

ENDOCEUTICS, INC.

Pro forma Statement of Operations

(Unaudited)

Year ended January 31, 2006

(in thousands of US dollars, except share data)

	Statement of operations of EndoResearch Inc.	Adjustment (see note 3 to pro forma financial statements)		Pro forma statement of operations of EndoCeutics, Inc.
Revenue:
Research contracts	$2,549		$(1,093)		$1,456
Royalties	268		(268)		—

	2,817		(1,361)		1,456

Costs and expenses:
Research and development	5,191		(1,920)		3,271
Less research and development tax credits	(2,814)		1,041		(1,773)
Patent costs	610		(22)		588
Less patent costs reimbursed	(261)		—		(261)
General and administrative	891		—		891
Depreciation of property and equipment	107		—		107
Amortization of capitalized patent costs	57		(2)		55

	3,781		(903)		2,878

Loss from operations	(964)		(458)		(1,422)
Other income (expenses):
Interest income	54		(54)		—
Foreign exchange loss	(13)		—		(13)

	41		(54)		(13)

Loss before provision for income taxes	(923)		(512)		(1,435)
Provision for income taxes:
Current	—		—		—
Future	—		—		—

	—		—		—

Net loss	$(923)		$(512)		$(1,435)

Weighted average number of common shares outstanding	301
Loss per share	$3,066	$		$

See accompanying notes to unaudited pro forma financial statements.

ENDOCEUTICS, INC.

Notes to Pro forma Financial Statements

(Unaudited)

Six-month period ended July 31, 2006 and year ended January 31, 2006

(in US dollars)

1.	Business purposes:

EndoResearch Inc. (“EndoResearch”), a Canadian company founded in 1985 that conducted research and development on certain therapeutic products, more particularly in the areas of breast cancer, prostate cancer and other hormonal therapies, has decided to conduct mainly the Phase III development of a number of late stage product candidates through EndoCeutics, Inc. (“the Company” or “EndoCeutics”), a wholly-owned subsidiary of EndoResearch incorporated on June 20, 2006.

Apart from those rights to be transferred to EndoCeutics by EndoResearch, the latter shall continue to operate as a private drug discovery company.

The pro forma financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements of EndoResearch. The transactions presented in these pro forma financial statements would be accounted for in the same manner under generally accepted accounting principles of the United States and consequently there would be no differences in the pro forma financial statements prepared under generally accepted accounting principles of the United States. More particularly, the accounting treatment for the related-party transactions would be accounted for based on the interpretation related to common control transactions as described in FAS 141 Business Combinations.

2.	Pro forma balance sheet:

The pro forma balance sheet is based on the balance sheet of EndoResearch as at July 31, 2006 and gives effect to the following transactions as if such transactions had occurred at July 31, 2006.

(a) Before the initial public offering:

(i)	On June 20, 2006, EndoCeutics issued 100 common shares to EndoResearch for a cash consideration of one hundred dollars.

(ii)	In the reorganization through which EndoResearch will initiate its operations of EndoCeutics, none of the assets or liabilities of EndoResearch will be transferred to EndoCeutics. The Company will obtain assignments of rights, title, interest and obligations in certain agreements as well as licenses for the use of patents and technology (see note 2 (b) below). As a result, in the pro forma balance sheet, all assets and liabilities of EndoResearch have been eliminated as well as its shareholder’s equity.

(b) Upon the initial public offering:

(i)

Under the terms of an agreement to be entered into with EndoResearch, the latter will assign to the Company its rights, title, interest and obligations in its agreements with Schering Corporation and Schering-Plough Ltd., collectively Schering, and also in the agreements with University of Kansas Medical Research Institute, Inc. and Monash University in Australia. In addition, EndoResearch will grant to EndoCeutics a royalty-free and paid-up worldwide license under the Patents (the “Patents License”) and a royalty-free and paid-up worldwide license to use its technology (the “Technology License”) with the right to sublicense, relating to the development, manufacture, use or sale of the product candidates within the indication referred to in note 3. In consideration for the assignment of the Schering Agreements and the licenses referred to above, and subject to the completion of this offering, EndoCeutics will issue to

EndoResearch a number of common shares of its share capital concurrently with the closing of an initial public offering expected in 2007 and will make a payment of $8 million. It is expected that EndoCeutics will remain a subsidiary of EndoResearch. The transactions contemplated above are between EndoResearch, the parent company, and EndoCeutics, its wholly-owned subsidiary, and are therefore accounted for in accordance with the principles of Related Party Transactions of the Handbook of the Canadian Institute of Chartered Accountants. Because the assets transferred, consisting of the rights, title, interest and obligations of its agreement with Schering, agreements with the University of Kansas and Monash University, as well as the licenses, are carried in the accounts of EndoResearch at a nil value, they are being recorded in EndoCeutic for the same nil value. Consequently the share capital being issued is at a nominal value and the cash consideration is recorded in deficit as a reduction of EndoCeutics shareholder’s equity at the time of payment.

(ii)	Proceeds from the initial public offering are estimated at $ million. Share issue costs are estimated at $ million.

(iii)	In connection with the assignments referred to in (i) above, adjustments regarding related expenses incurred by and reimbursable to EndoResearch by EndoCeutics amount to $ and are recorded in the deficit.

(iv)	The pro forma balance sheet excludes any option granted to employees or non-employees by EndoResearch or EndoCeutics and conditional to the closing of an initial public offering.

3.	Pro forma statement of operations:

The following table presents the product candidates and the indications for which the development will constitute the planned research programs of EndoCeutics upon and subject to the closing of the expected initial public offering in 2007 (“the EndoCeutics Research and Development Projects”):

Product Candidate	Indication	Status

Acolbifene	Breast cancer (first line therapy in advanced disease)	Phase III trial expected to start second half of 2007

Acolbifene	Breast cancer (hormone therapy failure)	Phase III trial expected to start second half of 2008

Acolbifene	Breast cancer prevention	Phase II trial expected to start second half of 2007

DHEA	Vaginal atrophy	Phase III trial expected to start first half of 2007

DHEA	Loss of libido and sexual dysfunction in postmenopausal women	Phase III trial ongoing

Acolbifene + DHEA	Postmenopausal indications • vaginal atrophy	Phase III trial expected to start second half of 2007

Acolbifene + DHEA	Uterine safety and postmenopausal secondary indications • type II diabetes • loss of muscle mass • fat accumulation • high cholesterol • osteoporosis	Phase III trial expected to start second half of 2008

Antiandrogen EM 6537	Acne, oily skin and male pattern baldness	Phase I trial expected to start second half of 2008 if sufficient financing available

Antiandrogen EM 5854	Prostate cancer	Phase I trial expected to start second half of 2009 if sufficient financing available

Product Candidate	Indication	Status

Antiandrogen EM 4350	Benign prostatic hyperplasia	Phase I trial expected to start second half of 2009 if sufficient financing available

SARMs EM 8420	Muscle loss and osteoporosis in men and women	Phase I trial expected to start second half of 2009 if sufficient financing available

The pro forma statement of operations presents the operations of the EndoCeutics Research and Development Projects as if the carve-out had occurred on February 1, 2005. Accordingly, the pro forma statement of operations reflects the revenue and expenses attributable to specific research programs for the product candidates whenever such revenue and expenses can be specifically identified and a reasonable allocation of the costs and expenses or revenue historically incurred by EndoResearch on the following basis:

Item	Basis
Revenue:
Research contracts	As per the agreements

Costs and expenses:
Research and development	As per research and development programs related to product candidates

Research and development tax credits	As per research and development programs related to product candidates

Patent costs	As the costs relate to product candidates

Patent costs reimbursed	As per related agreement

Foreign exchange loss	As per related revenue and expenses

Amortization of capitalized patent costs	As the costs relate to product candidates

Interest income	As per assets transferred

The general and administrative expenses as well as depreciation of property and equipment were incurred by EndoResearch as a stand-alone entity. Since Endoceutics will be a stand-alone entity, no adjustment has been made for these expenses.

Management believes that the above-mentioned basis represents an objective method of allocation of revenue, costs and expenses in order to present fairly and reasonably the activities performed by EndoResearch in connection with the EndoCeutics Research and Development Projects. However, the financial information included herein may not reflect accurately or predict fairly the future operating results of EndoCeutics or what such operating results would have been had EndoCeutics been a separate stand-alone entity during the periods presented because a substantial portion of EndoResearch’s activities for the period presented involved research and development costs associated with the preclinical and early phase trials. In contrast, the proposed activities of EndoCeutics will almost exclusively consist of Phase III clinical trials to support regulatory approval and commercialization of later stage product candidates.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the expenses expected to be incurred by registrant in connection with the registration and distribution of the securities registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and Nasdaq Global Market listing fee.

	Amount
SEC registration fee	$
NASD filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Nasdaq Global Market fees
Miscellaneous expenses

Total		$2,500,000

Item 14.  Indemnification of Directors and Officers

The Canada Business Corporation Act provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual, acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, and, in any criminal or administrative proceeding that is enforced by a monetary penalty, if such person had no reasonable grounds to believe his or her conduct was unlawful. However, in case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Registrant’s General By-laws generally provide that the registrant shall indemnify each director or officer or former director or officer and each other individual who acts or who has acted at the registrant’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the registrant or other entity, provided: (i) the individual acted honestly and in good faith with a view to the best interests of the registrant or, as the case may be, to the best interests of the other entity; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

We intend to obtain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for information concerning the underwriters’ obligation to indemnify us and our officers and directors in certain circumstances.

Item 15.  Recent Sales of Unregistered Securities

On June 20, 2006, the registrant issued and sold an aggregate of 100 of its common shares to EndoResearch Inc., its parent company and sole shareholder, for and in consideration of $100, constituting the initial capitalization of the registrant.

The sale of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required. In each issuance of common shares described above, EndoResearch represented to us in connection with its purchase that it was an accredited investor and was acquiring the shares for investment and not distribution, that it could bear the risks of the investment and could hold the securities for an indefinite period of time. EndoResearch received disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising. Recipient had adequate access, through its relationship with the registrant, to information about the registrant.

Item 16.  Exhibits.

(a)	Exhibits.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of the Registrant, dated June 20, 2006.

3.2	Articles of Amendment, dated October 2, 2006.

3.3	Bylaws of the Registrant.

4.1	Specimen Common Share Certificate.

5.1	Opinion of Fasken Martineau DuMoulin LLP.*

10.1	Employment Agreement, dated October 6, 2006, between Registrant and Fernand Labrie.

10.2	Employment Agreement, dated December 14, 2006, between Registrant and Julie-Pascale Emond.

10.3	Employment Agreement dated January 25, 2007, between Registrant and Jean-Denis Dubois.

10.4	Employment Agreement, dated February 8, 2007, between Registrant and Claude Doré.

10.5	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.6	Agreement dated , 2006 between Registrant and EndoResearch, Inc.*

10.7	Agreement, dated January 1, 1992, between EndoResearch Inc. and Schering Corporation.†

10.8	Amendment, dated November 18, 1996, among EndoResearch Inc. and each of Schering Corporation and Schering-Plough Ltd.†

10.9	Addendum, dated September 20, 2005, among EndoResearch Inc. and each of Schering Corporation and Schering-Plough Ltd.†

10.10	Clinical Agreement, dated February 3, 2006, between EndoResearch Inc. and University of Kansas Medical Center Research Institute, Inc.

10.11	Research Collaboration Agreement, dated December 19, 2005, among EndoResearch Inc. and each of Monash University and The Alfred Hospital.†

10.12	Form of Confidentiality Agreement.

Exhibit Number	Description
10.13	Master Research Agreement, dated December 22, 2006, between Registrant and Centre Hospitalier Universitaire de Quebec.

14.1	Code of Business Conduct and Ethics.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.

23.3	Consent of Fasken Martineau DuMoulin LLP* (included in Exhibit 5.1).

23.4	Consent of Eaton & Van Winkle LLP*

24.1	Power of Attorney (see page II-5).

99.1	Registrant’s Waiver Request and Representation under Item 8.A.4.

*	To be filed by amendment.

†	Portions of the document referenced in this exhibit have been omitted pursuant to a confidential treatment request. The complete document, together with the information contained in the omitted portions, has been filed separately with the Commission.

(b)	Financial Statement Schedule

Schedules have been omitted because they are not applicable, not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Quebec City, province of Quebec, Canada, on the 27th day of February, 2007.

EndoCeutics, Inc.

By:	/S/ FERNAND LABRIE
Fernand Labrie, Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fernand Labrie his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ FERNAND LABRIE Fernand Labrie	Chief Executive Officer (principal executive officer) and Director	February 27, 2007

/S/ CLAUDE DORÉ Claude Doré	Chief Financial Officer (principal accounting officer)	February 27, 2007

/S/ ROBERT DESPRÉS Robert Després	Chairman, Director	February 22, 2007

/S/ SERGE CARRIÈRE Serge Carrière	Director	February 22, 2007

/S/ DONALD R. CONKLIN Donald R. Conklin	Director	February 22, 2007

/S/ MICHEL DALLAIRE Michel Dallaire	Director	February 22, 2007

Eric Dupont	Director

Signature	Title	Date

Jean-Pierre Gayral	Director

/S/ PIERRE SECCARECCIA Pierre Seccareccia	Director	February 22, 2007

/S/ JEROME F. STRAUSS III Jerome F. Strauss III	Director	February 22, 2007

/S/ STEPHEN NAGLER Stephen Nagler	Authorized United States Representative	February 23, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of the Registrant, dated June 20, 2006.

3.2	Articles of Amendment, dated October 2, 2006.

3.3	Bylaws of the Registrant.

4.1	Specimen Common Share Certificate.

5.1	Opinion of Fasken Martineau DuMoulin LLP.*

10.1	Employment Agreement, dated October 6, 2006, between Registrant and Fernand Labrie.

10.2	Employment Agreement, dated December 14, 2006, between Registrant and Julie-Pascale Emond.

10.3	Employment Agreement, dated January 25, 2007, between Registrant and Jean-Denis Dubois.

10.4	Employment Agreement, dated February 8, 2007, between Registrant and Claude Doré.

10.5	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.6	Agreement dated , 2006 between Registrant and EndoResearch, Inc.*

10.7	Agreement, dated January 1, 1992, between EndoResearch Inc. and Schering Corporation.†

10.8	Amendment, dated November 18, 1996, among EndoResearch Inc. and each of Schering Corporation and Schering-Plough Ltd.†

10.9	Addendum, dated September 20, 2005, among EndoResearch Inc. and each of Schering Corporation and Schering-Plough Ltd.†

10.10	Clinical Agreement, dated February 3, 2006, between EndoResearch Inc. and University of Kansas Medical Center Research Institute, Inc.

10.11	Research Collaboration Agreement, dated December 19, 2005, among EndoResearch Inc. and each of Monash University and The Alfred Hospital.†

10.12	Form of Confidentiality Agreement.

10.13	Master Research Agreement, dated December 22, 2006, between Registrant and Centre Hospitalier Universitaire Quebec.

14.1	Code of Business Conduct and Ethics.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.

23.3	Consent of Fasken Martineau DuMoulin LLP* (included in Exhibit 5.1).

23.4	Consent of Eaton & Van Winkle LLP*

24.1	Power of Attorney (see page II-5).

99.1	Registrant’s Waiver Request and Representation under Item 8.A.4.

*	To be filed by amendment.

†	Portions of the document referenced in this exhibit have been omitted pursuant to a confidential treatment request. The complete document, together with the information contained in the omitted portions, has been filed separately with the Commission.